1933 Act File No.: 333-248806

1940 Act File No.: 811-21056

CIK No.: 1806440

Securities and Exchange Commission
Washington, D.C. 20549

Amendment No. 1
to
REGISTRATION STATEMENT
ON
Form S-6

For Registration under the Securities Act
of 1933 of Securities of Unit Investment
Trusts Registered on Form N-8B-2

A.	Exact name of trust:	Advisors Disciplined Trust 2046

B.	Name of depositor:	Advisors Asset Management, Inc.

C.	Complete address of depositor’s principal executive offices:

18925 Base Camp Road

Monument, Colorado 80132

D.	Name and complete address of agent for service:

With a copy to:
Scott Colyer	Scott R. Anderson
Advisors Asset Management, Inc.	Chapman and Cutler LLP
18925 Base Camp Road	111 West Monroe Street
Monument, Colorado 80132	Chicago, Illinois 60603-4080

E.	Title of securities being registered: Units of undivided beneficial interest

F.	Approximate date of proposed public offering:

As Soon As Practicable After The Effective Date Of The Registration Statement

☒	Check box if it is proposed that this filing will become effective on December 4, 2020 at 10:00 a.m. pursuant to Rule 487.

American Renaissance Portfolio, Series 2020-3 — A Cyrus J. Lawrence LLC (“CJL”) Portfolio
Building America Opportunities Portfolio, Series 2020-2
Building America Strategy Portfolio, Series 2020-3
Business Development Company Opportunities Portfolio, Series 2020-3
Cohen & Steers California Municipal Closed-End Portfolio, Series 2020-2
Cohen & Steers Convertible and Income Closed-End Portfolio, Series 2020-3
Cohen & Steers MLP, Midstream & Energy Income Closed-End Portfolio, Series 2020-3
Cohen & Steers Municipal Closed-End Portfolio, Series 2020-3
Cohen & Steers Senior Variable Rate and Income Closed-End Portfolio, Series 2020-3
Core Angels Portfolio, Series 2020-2
Global Basic Materials Portfolio, Series 2020-3
Health Care Opportunities Portfolio, Series 2020-3
Small/Mid-Cap Advantage Portfolio, Series 2020-3
(Advisors Disciplined Trust 2046)

Prospectus

December 4, 2020

As with any investment, the Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any contrary representation is a criminal offense.

AMERICAN RENAISSANCE PORTFOLIO

INVESTMENT OBJECTIVE

The trust seeks to provide above average total return primarily through capital appreciation. There is no assurance the trust will achieve its objective.

PRINCIPAL INVESTMENT STRATEGY

The trust seeks to achieve its objective by investing in a portfolio of stocks selected by Cyrus J. Lawrence LLC (the “Portfolio Consultant”). The Portfolio Consultant considered stocks for inclusion in the trust’s portfolio that meet its “American Renaissance” criteria which the Portfolio Consultant believes identifies companies with the potential to take advantage of the current economic landscape.

The “American Renaissance” criteria seeks to identify companies with potential to benefit from three longer term growth drivers: 1) a resurgence and renewed competitiveness of U.S. manufacturing, 2) the exploitation of U.S. domestic low cost energy as a result of hydraulic fracturing and 3) favorable long-term labor costs and housing demographics relative to other developed countries.

Stock selection for the trust’s portfolio included analyzing factors such as: market capitalization, economic sector performance, revenue growth, earnings growth, balance sheet strength and relative valuation. In selecting stocks for the portfolio, Portfolio Consultant sought diversification amongst issuers and imposes a minimum market cap of $1 billion. The trust will not invest more than 35% of the portfolio in companies categorized under any one Global Industry Classification Standard (GICS®) sector as of the trust’s inception. Under normal circumstances, the trust will invest at least 80% of its assets in securities of companies headquartered in the U.S. Of course, as with any similar investment, there can be no assurance that the objective of the trust will be achieved.

PRINCIPAL RISKS

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time. The potential economic impacts of the novel form of coronavirus disease first detected in 2019 (“COVID-19”), which spread rapidly around the globe which led the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020, are not fully known. The COVID-19 pandemic, or any future public health crisis, are impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.
•	An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic has resulted in a decline in economic activity and caused many companies to reduce the level of dividends declared and many companies may be unwilling or unable to declare dividends for the foreseeable future. It is also possible that current or future government aid programs could limit companies from paying dividends as a condition to receiving government aid or discourage companies from doing so.

2      Investment Summary

•	The trust is concentrated in securities issued by companies in the industrials sector. Negative developments impacting companies in this sector will affect the value of your investment more than would be the case in a more diversified investment.
•	The trust may invest in securities of small and mid-size companies. These securities are often more volatile and have lower trading volumes than securities of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.
•	We* do not actively manage the portfolio. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.

PORTFOLIO CONSULTANT

The Portfolio Consultant, Cyrus J. Lawrence LLC, is a registered investment adviser formed in November 2014.

The Portfolio Consultant is not an affiliate of the sponsor. The Portfolio Consultant makes no representations that the portfolio will achieve the investment objectives or will be profitable or suitable for any particular potential investor. The sponsor did not select the securities for the trust.

The Portfolio Consultant and/or its affiliates may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The Portfolio Consultant and/or its affiliates may recommend to other clients or otherwise effect transactions in the securities held by the trust. This may have an adverse effect on the prices of the securities. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or liquidation of the securities. The Portfolio Consultant and/or its affiliates also may issue reports and makes recommendations on securities, which may include the securities in the trust.

Neither the Portfolio Consultant nor the sponsor manages the trust. Opinions expressed by the Portfolio Consultant are not necessarily those of the sponsor, and may not actually come to pass. The trust will pay the Portfolio Consultant a fee for selecting the trust’s portfolio. The trust will also pay a license fee for the use of certain service marks, trademarks, trade names and/or other property of the Portfolio Consultant.

*	“AAM,” “we” and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.

Investment Summary      3

WHO SHOULD INVEST

You should consider this investment if you want:

•	to own a defined portfolio of stocks.
•	the potential for total return primarily through capital appreciation.

You should not consider this investment if you:

•	are uncomfortable with the risks of an unmanaged investment in stocks.
•	seek capital preservation or income.
ESSENTIAL INFORMATION
Unit price at inception	$10.0000

Inception date	December 4, 2020
Termination date	December 5, 2022

Distribution dates	25th day of June and December
Record dates	10th day of June and December

CUSIP Numbers
Standard Accounts Cash distributions	00780U661
Reinvest distributions	00780U679
Fee Based Accounts Cash distributions	00780U687
Reinvest distributions	00780U695

Ticker Symbol	AMRNYX

Minimum investment	$1,000/100 units

Tax Structure	Regulated Investment Company

FEES AND EXPENSES

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	2.25	22.50
Creation & development fee	0.50	5.00
Maximum sales fee	2.75%	$27.50

Organization Costs	0.49%	$4.90

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.22%	$2.13
Supervisory, evaluation and administration fees	0.10	1.00
Total	0.32%	$3.13

The initial sales fee is the difference between the total sales fee (maximum of 2.75% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.225 per unit and is paid in three monthly installments beginning June 20, 2021. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately six months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

EXAMPLE

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$355
2 years (approximate life of trust)	$388

These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment.

4      Investment Summary

American Renaissance Portfolio, Series 2020-3 —
A Cyrus J. Lawrence LLC (“CJL”) Portfolio

(Advisors Disciplined Trust 2046)
Portfolio
As of the trust inception date, December 4, 2020

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
COMMON STOCKS — 100.00%

		Consumer Discretionary — 15.08%
31	AAP	Advance Auto Parts, Inc.	2.96%	$150.14	$4,654
65	DHI	DR Horton, Inc.	2.99	72.34	4,702
98	MDC	MDC Holdings, Inc.	3.01	48.30	4,733
11	ORLY	O’Reilly Automotive, Inc. (4)	3.12	446.50	4,912
35	TSCO	Tractor Supply Company	3.00	134.80	4,718

		Energy — 15.87%
61	CVX	Chevron Corporation	3.48	89.80	5,478
132	COP	ConocoPhillips	3.46	41.20	5,438
93	FANG	Diamondback Energy, Inc.	2.48	41.91	3,898
97	EOG	EOG Resources, Inc.	2.97	48.17	4,673
52	PXD	Pioneer Natural Resources Company	3.48	105.35	5,478

		Financials — 17.96%
217	BAC	Bank of America Corporation	3.99	28.91	6,274
36	FRC	First Republic Bank	2.97	129.81	4,673
362	HBAN	Huntington Bancshares, Inc.	2.99	12.98	4,699
45	PNC	The PNC Financial Services Group, Inc.	4.04	141.25	6,356
139	USB	US Bancorp	3.97	44.97	6,251

		Industrials — 34.36%
20	BA	The Boeing Company (4)	3.01	237.20	4,744
18	CAT	Caterpillar, Inc.	2.00	174.63	3,143
15	DE	Deere & Company	2.41	252.68	3,790
52	EMR	Emerson Electric Company	2.49	75.48	3,925
11	FDX	FedEx Corporation	2.05	292.70	3,220
19	HON	Honeywell International, Inc.	2.51	208.22	3,956
15	ITW	Illinois Tool Works, Inc.	1.94	203.45	3,052
29	J	Jacobs Engineering Group, Inc.	1.99	107.79	3,126
13	NSC	Norfolk Southern Corporation	1.96	237.15	3,083
13	ROK	Rockwell Automation, Inc.	2.03	245.24	3,188
18	SNA	Snap-on, Inc.	2.03	177.45	3,194
5	TDG	TransDigm Group, Inc. (4)	1.90	598.64	2,993
16	UNP	Union Pacific Corporation	2.06	202.26	3,236
13	URI	United Rentals, Inc. (4)	1.96	236.95	3,080
8	GWW	WW Grainger, Inc.	2.05	402.68	3,221
32	XYL	Xylem, Inc.	1.97	96.75	3,096

		Information Technology — 6.07%
17	ADSK	Autodesk, Inc. (4)	2.99	277.29	4,714
13	ZBRA	Zebra Technologies Corporation (4)	3.08	372.37	4,841

(Continued)

Investment Summary      5

American Renaissance Portfolio, Series 2020-3 —
A Cyrus J. Lawrence LLC (“CJL”) Portfolio

(Advisors Disciplined Trust 2046)
Portfolio (Continued)
As of the trust inception date, December 4, 2020

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
COMMON STOCKS — (CONTINUED)

		Materials — 10.66%
20	MLM	Martin Marietta Materials, Inc.	3.57%	$281.15	$5,623
8	SHW	The Sherwin-Williams Company	3.60	708.05	5,664
38	VMC	Vulcan Materials Company	3.49	144.57	5,494

			100.00%		$157,320

Notes to Portfolio

(1)	Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. In accordance with Accounting Standards Codification 820, “Fair Value Measurements”, the trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
(2)	The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $157,320 and $0, respectively.
(3)	This is a security issued by a foreign company.
(4)	This is a non-income producing security.

6      Investment Summary

BUILDING AMERICA OPPORTUNITIES PORTFOLIO

INVESTMENT OBJECTIVE

The trust seeks to provide above average total return primarily through capital appreciation. There is no assurance the trust will achieve its objective.

PRINCIPAL INVESTMENT STRATEGY

The trust seeks to achieve its objective by investing in a portfolio of stocks of companies that we* believe can benefit from “building America” through infrastructure projects including civil construction, engineering, and the sale of construction materials. This strategy is based on the belief that America’s infrastructure, bridges, tunnels, roads, airports, and rail networks, are in need of repair and modernization.

The primary focus is to identify publicly traded companies with the capacity, ability, and necessary tools to take on large scale infrastructure projects in America. We identify companies who engage in construction and engineering as well as companies that sell construction materials to public, private, domestic, and international builders. We consider companies with over a billion dollars in annual revenue or market capitalization at the time of selection. Securities were selected for the trust’s portfolio by analyzing factors including expected market position over the next three to five years, relative size within industry sectors based on market capitalization, steadiness of past earnings growth rates and revenue growth, strength of earnings and revenue projects, balance sheet strength, valuation and levels of cash holdings.

*	“AAM,” “we” and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.

PRINCIPAL RISKS

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time. The potential economic impacts of the novel form of coronavirus disease first detected in 2019 (“COVID-19”), which spread rapidly around the globe which led the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020, are not fully known. The COVID-19 pandemic, or any future public health crisis, are impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.
•	An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic has resulted in a decline in economic activity and caused many companies to reduce the level of dividends declared and many companies may be unwilling or unable to declare dividends for the foreseeable future. It is also possible that current or future government aid programs could limit companies from paying dividends as a condition to receiving government aid or discourage companies from doing so.
•	The trust is concentrated in securities issued by companies in the industrials sector. Negative developments impacting companies in this sector will affect the value

Investment Summary      7

of your investment more than would be the case in a more diversified investment.
•	The trust may invest in securities of small and mid-size companies. These securities are often more volatile and have lower trading volumes than securities of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.
•	We do not actively manage the portfolio. Except in limited circumstances, the trust will generally hold, and continue to buy, shares of the same securities even if their market value declines.

8      Investment Summary

WHO SHOULD INVEST

You should consider this investment if you want:

•	to own a defined portfolio of stocks.
•	the potential for capital appreciation.

You should not consider this investment if you:

•	are uncomfortable with the risks of an unmanaged investment in common stocks.
•	seek high current income or capital preservation.
ESSENTIAL INFORMATION

Unit price at inception	$10.0000

Inception date	December 4, 2020
Termination date	December 5, 2022

Distribution dates	25th day of each month
Record dates	10th day of each month

CUSIP Numbers
Standard Accounts Cash distributions	00780U703
Reinvest distributions	00780U711
Fee Based Accounts Cash distributions	00780U729
Reinvest distributions	00780U737

Ticker Symbol	BAOAIX

Minimum investment	$1,000/100 units

Tax Structure	Grantor Trust

FEES AND EXPENSES

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	2.25	22.50
Creation & development fee	0.50	5.00
Maximum sales fee	2.75%	$27.50
Organization Costs	0.49%	$4.90

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.16%	$1.55
Supervisory, evaluation and administration fees	0.10	1.00
Total	0.26%	$2.55

The initial sales fee is the difference between the total sales fee (maximum of 2.75% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.225 per unit with the first installment commencing on June 20, 2021, the second installment on July 20, 2021, and the final installment on August 20, 2021. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately six months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

EXAMPLE

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$350
2 years (approximate life of trust)	$376

These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment.

Investment Summary      9

Building America Opportunities Portfolio, Series 2020-2

(Advisors Disciplined Trust 2046)
Portfolio
As of the trust inception date, December 4, 2020

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
COMMON STOCKS — 100.00%

		Industrials — 73.98%
234	ACM	AECOM (3)	7.95%	$50.30	$11,770
121	EME	EMCOR Group, Inc.	7.00	85.61	10,359
328	FLR	Fluor Corporation (3)	3.99	17.98	5,897
173	GVA	Granite Construction, Inc.	2.98	25.50	4,411
209	HEES	H&E Equipment Services, Inc.	4.00	28.34	5,923
110	J	Jacobs Engineering Group, Inc.	8.01	107.79	11,857
97	MTZ	MasTec, Inc. (3)	4.01	61.22	5,938
138	MYRG	MYR Group, Inc. (3)	5.02	53.82	7,427
232	PRIM	Primoris Services Corporation	3.97	25.36	5,884
150	PWR	Quanta Services, Inc.	7.03	69.37	10,406
366	STRL	Sterling Construction Company, Inc. (3)	3.99	16.14	5,907
62	TTEK	Tetra Tech, Inc.	5.01	119.59	7,415
454	TPC	Tutor Perini Corporation (3)	3.98	12.99	5,897
44	URI	United Rentals, Inc. (3)	7.04	236.95	10,426

		Materials — 23.02%
1,112	CX	Cemex SAB de CV (3) (4)	3.99	5.31	5,905
144	CRH	CRH PLC (4)	4.02	41.29	5,946
46	EXP	Eagle Materials, Inc. (3)	2.99	96.26	4,428
21	MLM	Martin Marietta Materials, Inc.	3.99	281.15	5,904
286	SUM	Summit Materials, Inc. (3)	4.03	20.88	5,972
41	VMC	Vulcan Materials Company	4.00	144.57	5,927

		Utilities — 3.00%
178	MDU	MDU Resources Group, Inc.	3.00	24.95	4,441

			100.00%		$148,040

Notes to Portfolio

(1)	Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. In accordance with Accounting Standards Codification 820, “Fair Value Measurements”, the trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
(2)	The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $148,040 and $0, respectively.
(3)	This is a non-income producing security.
(4)	This is a security issued by a foreign company.
Common stocks comprise 100.00% of the investments in the trust, broken down by country of organization of the issuer as set forth below:
Ireland	4.02%
Mexico	3.99%
United States	91.99%

10      Investment Summary

BUILDING AMERICA STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE

The trust seeks to provide above average total return primarily through capital appreciation. There is no assurance the trust will achieve its objective.

PRINCIPAL INVESTMENT STRATEGY

The trust seeks to achieve its objective by investing in a portfolio of stocks of companies that Pence Capital Management, LLC (the “Portfolio Consultant”) believes can benefit from “building America” through infrastructure projects including civil construction, engineering, and the sale of construction materials. This strategy is based on Portfolio Consultant’s belief that America’s infrastructure, bridges, tunnels, roads, airports, and rail networks, are in need of repair and modernization.

The primary focus is to identify publicly traded companies with the capacity, ability, and necessary tools to take on large scale infrastructure projects in America. Portfolio Consultant identifies companies who engage in construction and engineering as well as companies that sell construction materials to public, private, domestic, and international builders. Portfolio Consultant considers companies with over a billion dollars in annual revenue or market capitalization at the time of selection. Securities were selected for the trust’s portfolio by Portfolio Consultant by analyzing factors including expected market position over the next three to five years, relative size within industry sectors based on market capitalization, steadiness of past earnings growth rates and revenue growth, strength of earnings and revenue projects, balance sheet strength, valuation and levels of cash holdings.

PRINCIPAL RISKS

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time. The potential economic impacts of the novel form of coronavirus disease first detected in 2019 (“COVID-19”), which spread rapidly around the globe which led the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020, are not fully known. The COVID-19 pandemic, or any future public health crisis, are impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.
•	An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic has resulted in a decline in economic activity and caused many companies to reduce the level of dividends declared and many companies may be unwilling or unable to declare dividends for the foreseeable future. It is also possible that current or future government aid programs could limit companies from paying dividends as a condition to receiving government aid or discourage companies from doing so.
•	The trust is concentrated in securities issued by companies in the industrials sector. Negative developments in this sector will affect the value of your investment more

Investment Summary      11

than would be the case in a more diversified investment.

•	The trust may invest in securities of small and mid-size companies. These securities are often more volatile and have lower trading volumes than securities of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.
•	We* do not actively manage the portfolio. Except in limited circumstances, the trust will generally hold, and continue to buy, shares of the same securities even if their market value declines.

PORTFOLIO CONSULTANT

The Portfolio Consultant, Pence Capital Management, LLC, is a registered investment adviser registered with the state of California.

Pence Capital Management, LLC is a registered investment advisory firm based in Newport Beach, California. The firm uses its proprietary research to identify and deliver actionable investment insights. The firm is led by Colonel (ret) E. Dryden Pence III, a Harvard-educated economist with thirty years of experience in the financial industry. His formal training and knowledge in economics combined with his career of more than twenty-two years in Army Intelligence, Special Operations and Psychological Warfare, gives the firm a unique understanding of human behavior and its effects on the economy and the markets. Additionally, the firm’s strategy focuses on investing in companies at the ”choke-point” of the supply chain between consumer demand and its satisfaction. These companies tend to dominate their industry and thus have pricing power, which may translate into greater earnings. The Building America Strategy Portfolio is based on the firm’s expertise in portfolio construction.

*	“AAM,” “we” and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.

The Portfolio Consultant is not an affiliate of the sponsor. The Portfolio Consultant makes no representations that the portfolio will achieve the investment objectives or will be profitable or suitable for any particular potential investor.

The Portfolio Consultant and/or its affiliates may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The Portfolio Consultant and/or its affiliates may recommend to other clients or otherwise effect transactions in the securities held by the trust. This may have an adverse effect on the prices of the securities. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or liquidation of the securities. The Portfolio Consultant and/or its affiliates also may issue reports and makes recommendations on securities, which may include the securities in the trust.

Neither the Portfolio Consultant nor the sponsor manages the trust. Opinions expressed by the Portfolio Consultant are not necessarily those of the sponsor, and may not actually come to pass. The Portfolio Consultant is being compensated for its portfolio consulting services, including selection of the trust portfolio.

12      Investment Summary

WHO SHOULD INVEST

You should consider this investment if you want:

•	to own a defined portfolio of stocks.
•	the potential for capital appreciation.

You should not consider this investment if you:

•	are uncomfortable with the risks of an unmanaged investment in common stocks.
•	seek high current income or capital preservation.
ESSENTIAL INFORMATION
Unit price at inception	$10.0000

Inception date	December 4, 2020
Termination date	December 5, 2022

Distribution dates	25th day of each month
Record dates	10th day of each month

CUSIP Numbers
Standard Accounts Cash distributions	00780U745
Reinvest distributions	00780U752
Fee Based Accounts Cash distributions	00780U760
Reinvest distributions	00780U778

Ticker Symbol	BASAPX

Minimum investment	$1,000/100 units

Tax Structure	Grantor Trust

FEES AND EXPENSES

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	2.25	22.50
Creation & development fee	0.50	5.00
Maximum sales fee	2.75%	$27.50

Organization Costs	0.49%	$4.90

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.16%	$1.55
Supervisory, evaluation and administration fees	0.10	1.00
Total	0.26%	$2.55

The initial sales fee is the difference between the total sales fee (maximum of 2.75% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.225 per unit with the first installment commencing on June 20, 2021, the second installment on July 20, 2021, and the final installment on August 20, 2021. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately six months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

EXAMPLE

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$350
2 years (approximate life of trust)	$376

These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment.

Investment Summary      13

Building America Strategy Portfolio, Series 2020-3

(Advisors Disciplined Trust 2046)
Portfolio
As of the trust inception date, December 4, 2020

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
COMMON STOCKS — 100.00%

		Industrials — 73.96%
234	ACM	AECOM (3)	7.96%	$50.30	$11,770
121	EME	EMCOR Group, Inc.	7.00	85.61	10,359
327	FLR	Fluor Corporation (3)	3.97	17.98	5,879
173	GVA	Granite Construction, Inc.	2.98	25.50	4,412
209	HEES	H&E Equipment Services, Inc.	4.00	28.34	5,923
110	J	Jacobs Engineering Group, Inc.	8.01	107.79	11,857
97	MTZ	MasTec, Inc. (3)	4.01	61.22	5,938
138	MYRG	MYR Group, Inc. (3)	5.02	53.82	7,427
232	PRIM	Primoris Services Corporation	3.98	25.36	5,884
149	PWR	Quanta Services, Inc.	6.99	69.37	10,336
366	STRL	Sterling Construction Company, Inc. (3)	3.99	16.14	5,907
62	TTEK	Tetra Tech, Inc.	5.01	119.59	7,415
454	TPC	Tutor Perini Corporation (3)	3.99	12.99	5,897
44	URI	United Rentals, Inc. (3)	7.05	236.95	10,426

		Materials — 23.04%
1,112	CX	Cemex SAB de CV (3) (4)	3.99	5.31	5,905
144	CRH	CRH PLC (4)	4.02	41.29	5,946
46	EXP	Eagle Materials, Inc. (3)	2.99	96.26	4,428
21	MLM	Martin Marietta Materials, Inc.	3.99	281.15	5,904
286	SUM	Summit Materials, Inc. (3)	4.04	20.88	5,972
41	VMC	Vulcan Materials Company	4.01	144.57	5,927

		Utilities — 3.00%
178	MDU	MDU Resources Group, Inc.	3.00	24.95	4,441

			100.00%		$147,953

Notes to Portfolio

(1)	Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. In accordance with Accounting Standards Codification 820, “Fair Value Measurements”, the trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
(2)	The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $147,953 and $0, respectively.
(3)	This is a non-income producing security.
(4)	This is a security issued by a foreign company.
Common stocks comprise 100.00% of the investments in the trust, broken down by country of organization of the issuer as set forth below:
Ireland	4.02%
Mexico	3.99%
United States	91.99%

14      Investment Summary

BUSINESS DEVELOPMENT COMPANY OPPORTUNITIES PORTFOLIO

INVESTMENT OBJECTIVE

The trust seeks to provide high current income with capital appreciation as a secondary objective. There is no assurance the trust will achieve its objective.

PRINCIPAL INVESTMENT STRATEGY

The trust seeks to provide high current income with capital appreciation potential by investing in a portfolio primarily consisting of common stock of closed-end investment companies (known as “closed-end funds” and referred to herein as the “funds”) that have elected to be treated as business development companies under the Investment Company Act of 1940 (referred to herein as the “BDCs”). The trust may invest in certain closed-end funds that have not elected to be treated as BDCs. The election to be treated as a BDC provides an exemption from certain provisions of the Investment Company Act of 1940 and creates the flexibility in debt and capital structure for BDCs to make certain investments in small businesses that would be impossible or impractical for other investment companies registered under the Investment Company Act of 1940. BDCs typically invest primarily in “middle-market” companies (companies with annual revenues between $50 million and $1 billion) through a combination of debt and equity investments. We* consider only publicly traded BDCs for inclusion in the portfolio. We select the portfolio after an analysis of each fund’s market capitalization, liquidity, book value, earnings trends, current dividend level, historic dividend level, dividend coverage, management performance and experience as well as each fund’s historic total returns. We also review each fund’s portfolio including investment type (debt or equity), credit quality, industry, geographic location and age of the fund seeking portfolio diversification across these factors.

Approximately 100.00% of the portfolio consists of funds classified as “non-diversified” under the Investment Company Act of 1940. These funds have the ability to invest more than 5% of their assets in securities of a single issuer which could reduce diversification. Under normal circumstances, the trust will invest at least 80% of its assets in BDCs.

*	“AAM,” “we” and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.

PRINCIPAL RISKS

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time. The potential economic impacts of the novel form of coronavirus disease first detected in 2019 (“COVID-19”), which spread rapidly around the globe which led the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020, are not fully known. The COVID-19 pandemic, or any future public health crisis, are impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust.
•	An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic has resulted in a decline in economic activity and caused many companies to reduce the level of dividends declared and many companies may be unwilling or unable to declare dividends for the foreseeable future. It is also possible that current or future government aid programs could limit companies from paying dividends as a condition to receiving government aid or discourage companies from doing so.
•	An issuer may be unable to make interest and/or principal payments in the future. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic has resulted in a decline in economic activity which could negatively impact the ability of borrowers to make principal or interest payment on securities, when due.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.
•	The trust invests in shares of BDCs. In particular, BDCs are generally leveraged which may magnify the potential for gains and losses on amounts invested which increases the risks associated with those securities. BDCs generally depend on the

Investment Summary      15

ability to access capital markets, raise cash, acquire suitable investments and monitor and administer those investments in order to maintain their status as BDCs and achieve their investment objectives. A failure to do so may adversely affect the value of the BDC shares and the value of your units. BDCs often invest in securities that are not publicly traded which adversely impacts their ability to value those assets and reduces the investments’ liquidity.
•	Closed-end funds tend to trade at a discount from their net asset value and are subject to risks related to factors such as the manager’s ability to achieve a fund’s objective, market conditions affecting a fund’s investments and use of leverage. The trust and the underlying funds have management and operating expenses. You will bear not only your share of the trust’s expenses, but also the expenses of the underlying funds. By investing in funds, the trust incurs greater expenses than you would incur if you invested directly in the funds.
•	The funds may invest in securities of small and mid-size companies. These securities are often more volatile and have lower trading volumes than securities of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.
•	The funds may invest in unrated securities or securities rated below investment grade and are considered to be “junk” securities. These securities are considered to be speculative and are subject to greater market and credit risks. Accordingly, the risk of default is higher than investment grade securities. In addition, these securities may be more sensitive to interest rate changes and may be more likely to make early returns of principal.
•	Securities of foreign issuers held by the underlying funds in the trust present risks beyond those of U.S. issuers. These risks may include market and political factors related to the issuer’s foreign market, international trade conditions, the global and country-specific political environment, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.
•	We do not actively manage the portfolio. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same funds even if their market value declines.

16      Investment Summary

WHO SHOULD INVEST

You should consider this investment if you want:

•	to own securities primarily representing interests in BDCs.
•	the potential to receive monthly distributions of income.

You should not consider this investment if you:

•	are uncomfortable with the risks of an unmanaged investment in BDCs.
•	seek capital preservation as a primary objective.
ESSENTIAL INFORMATION

Unit price at inception	$10.0000

Inception date	December 4, 2020
Termination date	December 5, 2022

Distribution dates	25th day of each month
Record dates	10th day of each month

CUSIP Numbers
Standard Accounts Cash distributions	00780U786
Reinvest distributions	00780U794
Fee Based Accounts Cash distributions	00780U802
Reinvest distributions	00780U810

Ticker Symbol	BDCALX

Minimum investment	$1,000/100 units

Tax Structure	Regulated Investment Company

FEES AND EXPENSES

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	2.25	22.50
Creation & development fee	0.50	5.00
Maximum sales fee	2.75%	$27.50
Organization Costs	0.49%	$4.90

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.16%	$1.59
Supervisory, evaluation and administration fees	0.10	1.00
Fund expenses	10.75	104.01
Total	11.01%	$106.60

The initial sales fee is the difference between the total sales fee (maximum of 2.75% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.225 per unit and is paid in three monthly installments beginning June 20, 2021. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately six months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee. The trust will indirectly bear the management and operating expenses of the underlying funds. While the trust will not pay these expenses directly out of its assets, these expenses are shown in the trust’s annual operating expenses above to illustrate the impact of these expenses.

EXAMPLE

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$1,390
2 years (approximate life of trust)	$2,389

These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment.

Investment Summary      17

Business Development Company Opportunities Portfolio, Series 2020-3

(Advisors Disciplined Trust 2046)
Portfolio
As of the trust inception date, December 4, 2020

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
BUSINESS DEVELOPMENT COMPANIES(3) — 100.00%
431	ARCC	Ares Capital Corporation	5.00%	$17.28	$7,448
664	BBDC	Barings BDC, Inc.	3.94	8.83	5,863
610	TCPC	BlackRock TCP Capital Corporation	5.02	12.25	7,472
342	CSWC	Capital Southwest Corporation	4.02	17.51	5,988
450	FDUS	Fidus Investment Corporation	4.06	13.43	6,043
522	GLAD	Gladstone Capital Corporation	2.98	8.51	4,442
442	GAIN	Gladstone Investment Corporation	3.01	10.16	4,491
231	GSBD	Goldman Sachs BDC, Inc.	2.99	19.29	4,456
315	GBDC	Golub Capital BDC, Inc.	2.99	14.14	4,454
533	HTGC	Hercules Capital, Inc.	4.98	13.93	7,425
349	HRZN	Horizon Technology Finance Corporation	2.99	12.77	4,457
485	MRCC	Monroe Capital Corporation	2.95	9.07	4,399
617	NMFC	New Mountain Finance Corporation	5.00	12.08	7,453
241	NEWT	Newtek Business Services Corporation	2.97	18.36	4,425
1,068	OCSL	Oaktree Specialty Lending Corporation	3.99	5.57	5,949
561	ORCC	Owl Rock Capital Corporation	4.97	13.19	7,400
1,372	PSEC	Prospect Capital Corporation	4.98	5.41	7,422
268	SAR	Saratoga Investment Corporation	4.03	22.41	6,006
354	TSLX	Sixth Street Specialty Lending, Inc.	5.03	21.16	7,491
333	SLRC	Solar Capital Limited	4.02	17.96	5,981
402	SUNS	Solar Senior Capital Limited	3.99	14.77	5,937
523	SCM	Stellus Capital Investment Corporation	4.00	11.38	5,952
528	CGBD	TCG BDC, Inc.	4.07	11.47	6,056
445	TPVG	TriplePoint Venture Growth BDC Corporation	3.96	13.26	5,901
433	WHF	WhiteHorse Finance, Inc.	4.06	13.96	6,045

			100.00%		$148,956

Notes to Portfolio

(1)	Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. In accordance with Accounting Standards Codification 820, “Fair Value Measurements”, the trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
(2)	The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $148,956 and $0, respectively.
(3)	These are securities of closed-end funds that have elected to be treated as business development companies under the Investment Company Act of 1940.
(4)	This is a non-income producing security.

18      Investment Summary

COHEN & STEERS CALIFORNIA MUNICIPAL CLOSED-END PORTFOLIO

INVESTMENT OBJECTIVE

The trust seeks to provide interest income exempt from federal and California income taxes for California residents with capital appreciation as a secondary objective. There is no assurance the trust will achieve its objective.

PRINCIPAL INVESTMENT STRATEGY

The trust seeks to provide income exempt from federal and California income taxes with capital appreciation potential by investing in a portfolio primarily consisting of common stock of closed-end investment companies (known as “closed-end funds” and referred to herein as “funds”) that invest primarily in municipal bonds issued primarily by California issuers.

In selecting these closed-end funds, Cohen & Steers Capital Management, Inc. (the “Portfolio Consultant”) considered factors such as historical returns, income potential, potential future growth, portfolio diversification and advisor experience. The Portfolio Consultant uses a disciplined investment methodology to select the funds for inclusion in the trust. The Portfolio Consultant begins by constructing a universe of funds that have a stated investment objective in line with the trust’s investment objective and that the fund advisor appears to be adhering to. From this universe the Portfolio Consultant selects the final securities by utilizing a multi-factor approach based on the following factors:

•	Premium/Discount—It favors funds that are trading at a valuation discount to either their peers, sector or historic average.
•	Dividend—It favors funds that have a history of consistent and/or competitive relative dividends and that appear to possess the ability to keep the current dividend level intact.
•	Performance—It favors funds that have a history of performance on either market price or net asset value that make them relatively attractive when compared to their peers or relevant benchmark.

Approximately 20.03% of the portfolio consists of funds classified as “non-diversified” under the Investment Company Act of 1940. These funds have the ability to invest more than 5% of their assets in securities of a single issuer which could reduce diversification. Under normal circumstances, the trust will invest at least 80% of its assets in closed-end investment companies having policies to invest at least 80% of their assets in California municipal bonds. The closed-end funds invest primarily in municipal bonds that pay interest that is exempt from regular federal and California income tax, however, income from these bonds may be subject to the alternative minimum tax and a portion of the income could be derived from non-California bonds and be taxable to California residents.

Units are available for sale only in California.

PRINCIPAL RISKS

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time. The potential economic impacts of the novel form of coronavirus disease first detected in 2019 (“COVID-19”), which spread rapidly around the globe which led the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020, are not fully known. The COVID-19 pandemic, or any future public health crisis, are impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust.
•	The value of the securities in the closed-end funds will generally fall if interest rates, in general, rise. No one can predict whether interest rates will rise or fall in the future.

Investment Summary      19

•	An issuer may be unable to make interest and/or principal payments in the future. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic has resulted in a decline in economic activity which could negatively impact the ability of borrowers to make principal or interest payment on securities, when due.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.
•	The trust invests in shares of closed-end funds. You should understand the section titled “Closed-End Funds” before you invest. In particular, shares of these funds tend to trade at a discount from their net asset value and are subject to risks related to factors such as the manager’s ability to achieve a fund’s objective, market conditions affecting a fund’s investments and use of leverage. The trust and the underlying funds have management and operating expenses. You will bear not only your share of the trust’s expenses, but also the expenses of the underlying funds. By investing in other funds, the trust incurs greater expenses than you would incur if you invested directly in the funds.
•	The closed-end funds invest in California municipal bonds. Municipal bonds are debt obligations issued by state and local governments or by their political subdivisions or authorities. States, local governments and municipalities issue municipal bonds to raise money for various public purposes such as building public facilities, refinancing outstanding obligations and financing general operating expenses. These bonds include general obligation bonds, which are backed by the full faith and credit of the issuer and may be repaid from any revenue source, and revenue bonds, which may be repaid only from the revenue of a specific facility or source. Because the funds held in the trust are concentrated in bonds of issuers located in California, there may be more risk than if the bonds were issued by issuers located in several states. The full impact of the COVID-19 pandemic on state and political subdivisions’ ability to make payments on debt obligations is impossible to predict, but could negatively impact the value of bonds, the ability of state and political subdivisions to make payments when due and the performance of the trust.
•	A portion of distributions from the trust may be subject to the alternative minimum tax. While distributions from the trust are generally exempt from federal and California income taxes, a portion of such distributions may be taken into account in computing the alternative minimum tax.
•	We* do not actively manage the portfolio. While the closed-end funds have managed portfolios, except in limited circumstances, the trust will hold, and continue to buy, shares of the same funds even if their market value declines.

PORTFOLIO CONSULTANT

The Portfolio Consultant, Cohen & Steers Capital Management, Inc., is a registered investment adviser. Founded in 1986, the Portfolio Consultant is a global investment manager specializing in liquid real assets, including real estate securities, listed infrastructure, commodities and natural resource equities, as well as preferred securities and other income solutions. As of October 31, 2020, the Portfolio Consultant had $71.2 billion in assets under management. The Portfolio Consultant manages separate account portfolios for institutional investors, including some of the world’s largest pension funds and endowments.

*	“AAM”, “we” and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise

20      Investment Summary

In addition, the Portfolio Consultant manages open- and closed-end funds for both retail and institutional investors. The Portfolio Consultant is among the largest real estate investment trust (“REIT”) managers in the U.S. and employs a significant research and trading staff. Many investors have come to view the Portfolio Consultant as an important source for income-oriented investment products.

The Portfolio Consultant is not an affiliate of the sponsor. The Portfolio Consultant makes no representations that the portfolio will achieve the investment objectives or will be profitable or suitable for any particular potential investor. The sponsor did not select the securities for the trust.

The Portfolio Consultant may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The Portfolio Consultant may recommend to other clients or otherwise effect transactions in the securities held by the trust. This may have an adverse effect on the prices of the securities. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or liquidation of the securities. The Portfolio Consultant also may issue reports and makes recommendations on securities, which may include the securities in the trust.

Neither the Portfolio Consultant nor the sponsor manages the trust. Opinions expressed by the Portfolio Consultant are not necessarily those of the sponsor, and may not actually come to pass. The trust will pay the Portfolio Consultant a fee for selecting the trust’s portfolio. The trust will also pay a license fee for the use of certain service marks, trademarks, trade names and/or other property of the Portfolio Consultant.

Investment Summary      21

WHO SHOULD INVEST

You should consider this investment if you want:

•	to own securities representing interests in managed funds that invest primarily in California municipal bonds.
•	the potential to receive monthly distributions of federal and California tax-exempt income.

You should not consider this investment if you:

•	are uncomfortable with the risks of an unmanaged investment in closed-end funds that invest primarily in California municipal bonds.
•	seek capital appreciation as a primary objective.
ESSENTIAL INFORMATION

Unit price at inception	$10.0000

Inception date	December 4, 2020
Termination date	December 5, 2022

Distribution dates	25th day of each month
Record dates	10th day of each month

CUSIP Numbers
Standard Accounts Cash distributions	00780U828
Reinvest distributions	00780U836
Fee Based Accounts Cash distributions	00780U844
Reinvest distributions	00780U851

Ticker Symbol	CACAYX

Minimum investment	$1,000/100 units

Tax Structure	Grantor Trust

FEES AND EXPENSES

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	2.25	22.50
Creation & development fee	0.50	5.00
Maximum sales fee	2.75%	$27.50
Organization Costs	0.49%	$4.90

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.25%	$2.48
Supervisory, evaluation and administration fees	0.10	1.00
Closed-end fund expenses	2.39	23.15
Total	2.74%	$26.63

The initial sales fee is the difference between the total sales fee (maximum of 2.75% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.225 per unit and is paid in three installments with the first installment commencing on June 20, 2021, the second installment on July 20, 2021 and the final installment on August 20, 2021. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately six months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee. The trust will indirectly bear the management and operating expenses of the underlying closed-end funds. While the trust will not pay these expenses directly out of its assets, these expenses are shown in the trust’s annual operating expenses above to illustrate the impact of these expenses.

EXAMPLE

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$590
2 years (approximate life of trust)	$861

These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment.

22      Investment Summary

Cohen & Steers California Municipal Closed-End Portfolio, Series 2020-2

(Advisors Disciplined Trust 2046)
Portfolio
As of the trust inception date, December 4, 2020

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
CLOSED-END FUNDS — 100.00%
1,061	BFZ	BlackRock California Municipal Income Trust	9.99%	$14.02	$14,875
1,014	MUC	BlackRock MuniHoldings California Quality Fund, Inc.	9.99	14.67	14,876
1,031	MYC	BlackRock MuniYield California Fund, Inc.	10.03	14.48	14,929
1,001	MCA	BlackRock MuniYield California Quality Fund, Inc.	9.98	14.84	14,855
1,275	EVM	Eaton Vance California Municipal Bond Fund	10.00	11.67	14,879
1,153	VCV	Invesco California Value Municipal Income Trust	10.00	12.91	14,885
1,102	NBW	Neuberger Berman California Municipal Fund, Inc.	10.01	13.52	14,899
954	NKX	Nuveen California AMT-Free Quality Municipal Income Fund	9.98	15.58	14,863
989	NAC	Nuveen California Quality Municipal Income Fund	9.98	15.02	14,855
1,435	PZC	PIMCO California Municipal Income Fund III	10.04	10.41	14,938

			100.00%		$148,854

Notes to Portfolio

(1)	Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. In accordance with Accounting Standards Codification 820, “Fair Value Measurements”, the trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
(2)	The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $148,854 and $0, respectively.

Investment Summary      23

COHEN & STEERS CONVERTIBLE AND INCOME Closed-End PORTFOLIO

INVESTMENT OBJECTIVE

The trust seeks to provide high current interest income with capital appreciation as a secondary objective. There is no assurance the trust will achieve its objective.

PRINCIPAL INVESTMENT STRATEGY

The trust seeks to provide high current income with capital appreciation potential by investing in a portfolio primarily consisting of common stock of closed-end investment companies (known as “closed-end funds”) that invest in convertible securities and other income-producing securities.

In selecting these closed-end funds, Cohen & Steers Capital Management, Inc. (the “Portfolio Consultant”) considered factors such as historical returns, income potential, potential future growth, portfolio diversification and advisor experience. The Portfolio Consultant uses a disciplined investment methodology to select the funds for inclusion in the trust. The Portfolio Consultant begins by constructing a universe of funds that have a stated investment objective in line with the trust’s investment objective and that the fund advisor appears to be adhering to. From this universe the Portfolio Consultant selects the final securities by utilizing a multi-factor approach based on the following factors:

•	Premium/Discount—It favors funds that are trading at a discount relative to their peers and relative to their historic average.
•	Dividend—It favors funds that have a history of a consistent and competitive dividend and that appear to possess the ability to keep the dividend level intact.
•	Performance—It favors funds that have an above average history of performance based on net asset value when compared to their peers and a relevant benchmark.

None of the funds in the portfolio are classified as “non-diversified” under the Investment Company Act of 1940. Under normal circumstances, the trust will invest at least 80% of its assets in closed-end investment companies having policies to invest at least 80% of their assets in convertible securities and other income-producing securities.

PRINCIPAL RISKS

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time. The potential economic impacts of the novel form of coronavirus disease first detected in 2019 (“COVID-19”), which spread rapidly around the globe which led the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020, are not fully known. The COVID-19 pandemic, or any future public health crisis, are impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust.
•	The value of the securities in the closed-end funds will generally fall if interest rates, in general, rise. No one can predict whether interest rates will rise or fall in the future.
•	An issuer may be unable to make interest and/or principal payments in the future. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic has resulted in a decline in economic activity which could negatively impact the ability of borrowers to make principal or interest payment on securities, when due.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.

24      Investment Summary

•	The trust invests in shares of closed-end funds. You should understand the section titled “Closed-End Funds” before you invest. In particular, shares of these funds tend to trade at a discount from their net asset value and are subject to risks related to factors such as the manager’s ability to achieve a fund’s objective, market conditions affecting a fund’s investments and use of leverage. The trust and the underlying funds have management and operating expenses. You will bear not only your share of the trust’s expenses, but also the expenses of the underlying funds. By investing in other funds, the trust incurs greater expenses than you would incur if you invested directly in the funds.
•	Certain closed-end funds held by the trust invest in convertible securities. Convertible securities generally offer lower yields than non-convertible fixed-income securities of similar credit quality due to the potential for capital appreciation. A convertible security’s market value also tends to reflect the market price of the common stock of the issuing company, particularly when that stock price is greater than the convertible security’s “conversion price.” Convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations.
•	The closed-end funds may invest in securities rated below investment grade and are considered to be “junk” securities. These securities are considered to be speculative and are subject to greater market and credit risks. Accordingly, the risk of default is higher than investment grade securities. In addition, these securities may be more sensitive to interest rate changes and may be more likely to make early returns of principal.

*	“AAM,” “we” and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.
•	We* do not actively manage the portfolio. While the closed-end funds have managed portfolios, except in limited circumstances, the trust will hold, and continue to buy, shares of the same funds even if their market value declines.

PORTFOLIO CONSULTANT

The Portfolio Consultant, Cohen & Steers Capital Management, Inc., is a registered investment adviser. Founded in 1986, the Portfolio Consultant is a global investment manager specializing in liquid real assets, including real estate securities, listed infrastructure, commodities and natural resource equities, as well as preferred securities and other income solutions. As of October 31, 2020, the Portfolio Consultant had $71.2 billion in assets under management. The Portfolio Consultant manages separate account portfolios for institutional investors, including some of the world’s largest pension funds and endowments. In addition, the Portfolio Consultant manages open- and closed-end funds for both retail and institutional investors.

The Portfolio Consultant is among the largest real estate investment trust (“REIT”) managers in the U.S. and employs a significant research and trading staff. Many investors have come to view the Portfolio Consultant as an important source for income-oriented investment products.

The Portfolio Consultant is not an affiliate of the sponsor. The Portfolio Consultant makes no representations that the portfolio will achieve the investment objectives or will be profitable or suitable for any particular potential investor. The sponsor did not select the securities for the trust.

The Portfolio Consultant may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The Portfolio Consultant may recommend to other clients or otherwise effect transactions in the securities held by the trust. This may have an adverse effect on the prices of the securities. This also may have an impact on the price the trust pays for the securities

Investment Summary      25

and the price received upon unit redemptions or liquidation of the securities. The Portfolio Consultant also may issue reports and makes recommendations on securities, which may include the securities in the trust.

Neither the Portfolio Consultant nor the sponsor manages the trust. Opinions expressed by the Portfolio Consultant are not necessarily those of the sponsor, and may not actually come to pass. The trust will pay the Portfolio Consultant a fee for selecting the trust’s portfolio. The trust will also pay a license fee for the use of certain service marks, trademarks, trade names and/or other property of the Portfolio Consultant.

26      Investment Summary

WHO SHOULD INVEST

You should consider this investment if you want:

•	to own securities representing interests in managed funds that invest in convertible securities or other income-producing securities.
•	the potential to receive monthly distributions of income.

You should not consider this investment if you:

•	are uncomfortable with the risks of an unmanaged investment in closed-end funds that invest in convertible securities or other income-producing securities.
•	seek capital preservation or capital appreciation as a primary objective.
ESSENTIAL INFORMATION

Unit price at inception	$10.0000

Inception date	December 4, 2020
Termination date	December 5, 2022

Distribution dates	25th day of each month
Record dates	10th day of each month

CUSIP Numbers
Standard Accounts Cash distributions	00780W105
Reinvest distributions	00780W113
Fee Based Accounts Cash distributions	00780W121
Reinvest distributions	00780W139

Ticker Symbol	CONAAX

Minimum investment	$1,000/100 units

Tax Structure	Regulated Investment Company

FEES AND EXPENSES

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	2.25	22.50
Creation & development fee	0.50	5.00
Maximum sales fee	2.75%	$27.50
Organization Costs	0.49%	$4.90

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.25%	$2.44
Supervisory, evaluation and administration fees	0.10	1.00
Closed-end fund expenses	2.05	19.81
Total	2.40%	$23.25

The initial sales fee is the difference between the total sales fee (maximum of 2.75% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.225 per unit and is paid in three monthly installments beginning June 20, 2021. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately six months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee. The trust will indirectly bear the management and operating expenses of the underlying closed-end funds. While the trust will not pay these expenses directly out of its assets, these expenses are shown in the trust’s annual operating expenses above to illustrate the impact of these expenses.

EXAMPLE

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$556
2 years (approximate life of trust)	$794

These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment.

Investment Summary      27

Cohen & Steers Convertible and Income Closed-End Portfolio, Series 2020-3

(Advisors Disciplined Trust 2046)
Portfolio
As of the trust inception date, December 4, 2020

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
CLOSED-END FUNDS — 100.00%
2,695	NCV	AllianzGI Convertible & Income Fund	9.99%	$5.52	$14,876
3,049	NCZ	AllianzGI Convertible & Income Fund II	9.97	4.87	14,849
485	ACV	AllianzGI Diversified Income & Convertible Fund	9.96	30.56	14,822
1,136	NFJ	AllianzGI Dividend Interest & Premium Strategy Fund	9.97	13.06	14,836
542	NIE	AllianzGI Equity & Convertible Income Fund	10.06	27.62	14,970
534	BCV	Bancroft Fund Limited	10.07	28.06	14,984
1,072	CHY	Calamos Convertible and High Income Fund	9.97	13.84	14,837
1,133	CHI	Calamos Convertible Opportunities and Income Fund	9.97	13.10	14,842
539	CCD	Calamos Dynamic Convertible & Income Fund	9.98	27.55	14,849
1,183	ECF	Ellsworth Growth and Income Fund Limited	10.06	12.66	14,977

			100.00%		$148,842

Notes to Portfolio

(1)	Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. In accordance with Accounting Standards Codification 820, “Fair Value Measurements”, the trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
(2)	The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $148,842 and $0, respectively.

28      Investment Summary

COHEN & STEERS MLP, MIDSTREAM & ENERGY INCOME CLOSED-END PORTFOLIO

INVESTMENT OBJECTIVE

The trust seeks to provide high current income with capital appreciation as a secondary objective.

PRINCIPAL INVESTMENT STRATEGY

The trust seeks to achieve its objective by investing in a portfolio consisting of common stocks of closed-end management investment companies (known as “closed-end funds”) that invest primarily in securities of energy companies that are master limited partnerships (“MLPs”), income or royalty trusts, similar energy or energy-infrastructure companies and/or managers of such companies with a focus on closed-end funds that include investments in securities of energy or energy-infrastructure MLPs and other companies involved in aspects of midstream energy (referred to herein as “midstream energy companies”) as of the trust’s inception. Midstream energy refers to (a) the treating, gathering, compression, processing, transmission and storage of natural gas and the transportation, fractionation and storage of natural gas liquids (primarily propane, ethane, butane and natural gasoline); (b) the gathering, transportation and storage of crude oil; (c) the transportation and storage of refined products (primarily gasoline, diesel fuel and jet fuel) and other hydrocarbon by-products; and (d) any ancillary businesses including the marketing of commodities and logistical services as well as the transportation and distribution services of energy-related products through the ownership and operation of marine transportation vessels (including tankers, barges and tugboats).

The trust invests primarily in closed-end funds which may invest in the following types of companies:

i)	MLPs and other companies that own and operate the logistical assets used in the energy sector and are engaged in midstream energy.
ii)	Equity securities of the general partners or managing members of the types of MLPs described above.
iii)	Other energy or energy-infrastructure companies.

The trust’s portfolio was selected by Cohen & Steers Capital Management, Inc. (the “Portfolio Consultant”). The portfolio was constructed to include closed-end funds with investments in the securities described above that have strong fundamentals and are advised by well-regarded managers in the asset class. The Portfolio Consultant then applied a proprietary selection methodology for including closed-end funds in the portfolio. Its approach incorporates a proprietary quantitative model to score each closed-end fund in the eligible universe, a fundamental “bottom-up” assessment of each closed-end fund, and portfolio construction which emphasizes diversification, relative value, high current income and capital appreciation potential. Closed-end funds advised by the Portfolio Consultant and its affiliates were excluded from consideration for the portfolio in an effort to maintain independence in the portfolio selection process.

Approximately 100.00% of the portfolio consists of funds classified as “non-diversified” under the Investment Company Act of 1940. These funds have the ability to invest more than 5% of their assets in securities of a single issuer to a greater extent than “diversified” funds are allowed to, which could reduce diversification. Under normal circumstances, the trust will invest at least 80% of its assets in closed-end investment companies having policies to invest at least 80% of their assets in energy companies, MLPs and/or midstream energy companies.

PRINCIPAL RISKS

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time. The

Investment Summary      29

potential economic impacts of the novel form of coronavirus disease first detected in 2019 (“COVID-19”), which spread rapidly around the globe which led the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020, are not fully known. The COVID-19 pandemic, or any future public health crisis, are impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust.

•	The value of the securities in the closed-end funds will generally fall if interest rates, in general, rise. No one can predict whether interest rates will rise or fall in the future.
•	An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic has resulted in a decline in economic activity and caused many companies to reduce the level of dividends declared and many companies may be unwilling or unable to declare dividends for the foreseeable future. It is also possible that current or future government aid programs could limit companies from paying dividends as a condition to receiving government aid or discourage companies from doing so.
•	An issuer may be unable to make interest and/or principal payments in the future. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic has resulted in a decline in economic activity which could negatively impact the ability of borrowers to make principal or interest payment on securities, when due.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.
•	The trust invests in shares of closed-end funds. You should understand the section titled “Closed-End Funds” before you invest. In particular, shares of these funds tend to trade at a discount from their net asset value and are subject to risks related to factors such as the manager’s ability to achieve a fund’s objective, market conditions affecting a fund’s investments and use of leverage. The trust and the underlying funds have management and operating expenses. You will bear not only your share of the trust’s expenses, but also the expenses of the underlying funds. By investing in other funds, the trust incurs greater expenses than you would incur if you invested directly in the funds.
•	The underlying funds invest significantly in securities issued by companies in the energy sector and may include significant investments in midstream energy companies. Negative developments in the energy sector or midstream energy will affect the value of your investment more than would be the case in a more diversified investment.
•	Certain funds held by the trust invest significantly in MLPs. MLPs are limited partnerships or limited liability companies that are generally taxed as partnerships with interests traded on securities exchanges. Most MLPs generally operate in the energy, natural resources or real estate sector and are subject to the risks generally applicable to companies in those sectors. MLPs are also subject to the risk that authorities could challenge the tax treatment of MLPs for federal income tax purposes which could have a negative impact on the after-tax income available for distribution by the MLPs and/or the value of the trust’s investments.

30      Investment Summary

•	Securities of foreign issuers held by the underlying funds in the trust present risks beyond those of U.S. issuers. These risks may include market and political factors related to the issuer’s foreign market, international trade conditions, the global and country-specific political environment, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.
•	The underlying funds may invest significantly in securities of small and mid-size companies. These securities are often more volatile and have lower trading volumes than securities of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.
•	Certain closed-end funds included in the trust’s portfolio are treated as corporations for federal income tax purposes while other closed-end funds included in the trust’s portfolio are treated as interests in regulated investment companies for federal income tax purposes.
•	We* do not actively manage the portfolio. While the closed-end funds have managed portfolios, except in limited circumstances, the trust will hold, and continue to buy, shares of the same funds even if their market value declines.

PORTFOLIO CONSULTANT

The Portfolio Consultant, Cohen & Steers Capital Management, Inc., is a registered investment adviser. Founded in 1986, the Portfolio Consultant is a global investment manager specializing in liquid real assets, including real estate securities, listed infrastructure, commodities and natural resource equities, as well as preferred securities and other income solutions. As of October 31, 2020, the Portfolio Consultant had $71.2 billion in assets under management.

*	“AAM,” “we” and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.

The Portfolio Consultant manages separate account portfolios for institutional investors, including some of the world’s largest pension funds and endowments. In addition, the Portfolio Consultant manages open- and closed-end funds for both retail and institutional investors. The Portfolio Consultant is among the largest real estate investment trust (“REIT”) managers in the U.S. and employs a significant research and trading staff. Many investors have come to view the Portfolio Consultant as an important source for income-oriented investment products.

The Portfolio Consultant is not an affiliate of the sponsor. The Portfolio Consultant makes no representations that the portfolio will achieve the investment objectives or will be profitable or suitable for any particular potential investor. The sponsor did not select the securities for the trust.

The Portfolio Consultant may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The Portfolio Consultant may recommend to other clients or otherwise effect transactions in the securities held by the trust. This may have an adverse effect on the prices of the securities. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or liquidation of the securities. The Portfolio Consultant also may issue reports and makes recommendations on securities, which may include the securities in the trust.

Neither the Portfolio Consultant nor the sponsor manages the trust. Opinions expressed by the Portfolio Consultant are not necessarily those of the sponsor, and may not actually come to pass. The trust will pay the Portfolio Consultant a fee for selecting the trust’s portfolio. The trust will also pay a license fee for the use of certain service marks, trademarks, trade names and/or other property of the Portfolio Consultant.

Investment Summary      31

WHO SHOULD INVEST

You should consider this investment if you want:

•	to own a defined portfolio consisting of common stocks of closed-end funds that invest in MLPs, income or royalty trusts, similar energy or energy infrastructure companies and/or managers of such companies with a focus on closed-end funds that include investments in midstream energy companies.
•	the potential to receive monthly distributions of income with capital appreciation potential.

You should not consider this investment if you:

•	are uncomfortable with the risks of an unmanaged investment in closed-end funds.
•	seek capital preservation or capital appreciation as a primary objective.
ESSENTIAL INFORMATION

Unit price at inception	$10.0000

Inception date	December 4, 2020
Termination date	December 5, 2022

Distribution dates	25th day of each month
Record dates	10th day of each month

CUSIP Numbers
Standard Accounts Cash distributions	00780W162
Reinvest distributions	00780W170
Fee Based Accounts Cash distributions	00780W188
Reinvest distributions	00780W196

Ticker Symbol	MLPCVX

Minimum investment	$1,000/100 units

Tax Structure	Grantor Trust

FEES AND EXPENSES

The amounts below are estimates of the direct and indirect expenses that you may incur. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	2.25	22.50
Creation & development fee	0.50	5.00
Maximum sales fee	2.75%	$27.50
Organization Costs	0.49%	$4.90

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.25%	$2.48
Supervisory, evaluation and administration fees	0.10	1.00
Closed-end fund expenses	3.13	30.25
Total	3.48%	$33.73

The initial sales fee is the difference between the total sales fee (maximum of 2.75% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.225 per unit with the first installment commencing on June 20, 2021, the second installment on July 20, 2021 and the final installment on August 20, 2021. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately six months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee. The trust will indirectly bear the management and operating expenses of the underlying closed-end funds. While the trust will not pay these expenses directly out of its assets, these expenses are shown in the trust’s annual operating expenses above to illustrate the impact of these expenses.

EXAMPLE

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$661
2 years (approximate life of trust)	$1,002

These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment.

32      Investment Summary

Cohen & Steers MLP, Midstream & Energy Income Closed-End Portfolio,
Series 2020-3

(Advisors Disciplined Trust 2046)
Portfolio
As of the trust inception date, December 4, 2020

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
CLOSED-END FUNDS — 100.00%
1,054	EMO	ClearBridge Energy Midstream Opportunity Fund, Inc.	10.00%	$14.14	$14,903
1,345	FEN	First Trust Energy Income and Growth Fund	9.96	11.04	14,849
1,380	FIF	First Trust Energy Infrastructure Fund	10.00	10.80	14,904
2,450	FEI	First Trust MLP and Energy Income Fund	9.99	6.08	14,896
3,264	FPL	First Trust New Opportunities MLP & Energy Fund	9.98	4.56	14,884
2,302	KYN	Kayne Anderson Energy Infrastructure Fund	9.91	6.42	14,779
2,628	KMF	Kayne Anderson NextGen Energy & Infrastructure, Inc.	10.05	5.70	14,980
4,267	NML	Neuberger Berman MLP & Energy Income Fund, Inc.	10.04	3.51	14,977
1,778	NRGX	PIMCO Energy & Tactical Credit Opportunities Fund	10.15	8.51	15,131
704	TYG	Tortoise Energy Infrastructure Corporation	9.92	21.01	14,791

			100.00%		$149,094

Notes to Portfolio

(1)	Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. In accordance with Accounting Standards Codification 820, “Fair Value Measurements”, the trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
(2)	The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $149,094 and $0, respectively.

Investment Summary      33

COHEN & STEERS MUNICIPAL CLOSED-END PORTFOLIO

INVESTMENT OBJECTIVE

The trust seeks to provide interest income exempt from federal income taxes with capital appreciation as a secondary objective. There is no assurance the trust will achieve its objective.

PRINCIPAL INVESTMENT STRATEGY

The trust seeks to provide income exempt from federal income taxes with capital appreciation potential by investing in a portfolio primarily consisting of common stock of closed-end investment companies (known as “closed-end funds” and referred to herein as “funds”) that invest primarily in municipal bonds. Cohen & Steers Capital Management, Inc. is the “Portfolio Consultant” for the trust.

The selection of funds for the trust sought to construct a well-diversified portfolio of leveraged closed-end funds that have strong fundamentals and are advised by well-regarded managers in this asset class. It is believed that the large number of national and single state municipal closed-end funds contribute to secondary market inefficiencies in this sector. In selecting funds for the trust, generally, only funds with a ten-day average daily trading volume greater than $100,000 and a market capitalization greater than $60,000,000 at the time of selection were considered. In general, after screening out funds that did not meet the above criteria, a proprietary selection methodology was applied for including funds in the trust. The proprietary methodology evaluates a series of factors, including, but not limited to, the following factors:

•	Current dividend yield;
•	Share price premium/discount to net asset value;
•	Estimate of fund earnings power;
•	Undistributed net investment income;
•	Expense ratios;
•	Historical track record; and
•	History with regard to dividend changes.

After evaluating each of the screened funds, the proprietary valuation model is used to score each fund. The results of the screening process are then reviewed to select funds for inclusion in the trust.

Approximately 4.16% of the portfolio consists of funds classified as “non-diversified” under the Investment Company Act of 1940. These funds have the ability to invest more than 5% of their assets in securities of a single issuer which could reduce diversification. Under normal circumstances, the trust will invest at least 80% of its assets in closed-end investment companies having policies to invest at least 80% of their assets in municipal bonds. The closed-end funds invest primarily in municipal bonds that pay interest that is exempt from regular federal income tax, however, income from these bonds may be subject to the federal alternative minimum tax.

PRINCIPAL RISKS

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time. The potential economic impacts of the novel form of coronavirus disease first detected in 2019 (“COVID-19”), which spread rapidly around the globe which led the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020, are not fully known. The COVID-19 pandemic, or any future public health crisis, are impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust.
•	The value of the securities in the closed-end funds will generally fall if interest rates, in

34      Investment Summary

general, rise. No one can predict whether interest rates will rise or fall in the future.
•	An issuer may be unable to make interest and/or principal payments in the future. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic has resulted in a decline in economic activity which could negatively impact the ability of borrowers to make principal or interest payment on securities, when due.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.
•	The trust invests in shares of closed-end funds. You should understand the section titled “Closed-End Funds” before you invest. In particular, shares of these funds tend to trade at a discount from their net asset value and are subject to risks related to factors such as the manager’s ability to achieve a fund’s objective, market conditions affecting a fund’s investments and use of leverage. The trust and the underlying funds have management and operating expenses. You will bear not only your share of the trust’s expenses, but also the expenses of the underlying funds. By investing in other funds, the trust incurs greater expenses than you would incur if you invested directly in the funds.
•	The closed-end funds invest in municipal bonds. Municipal bonds are debt obligations issued by state and local governments or by their political subdivisions or authorities. States, local governments and municipalities issue municipal bonds to raise money for various public purposes such as building public facilities, refinancing outstanding obligations and financing general operating expenses. These bonds include general obligation bonds, which are backed by the full faith and credit of the issuer and may be repaid from any revenue source, and revenue bonds, which may be repaid only from the revenue of a specific facility or source. The full impact of the COVID-19 pandemic on state and political subdivisions’ ability to make payments on debt obligations is impossible to predict, but could negatively impact the value of bonds, the ability of state and political subdivisions to make payments when due and the performance of the trust.
•	A portion of distributions from the trust may be subject to the alternative minimum tax. While distributions from the trust are generally exempt from federal income tax, a portion of such distributions may be taken into account in computing the alternative minimum tax.
•	We* do not actively manage the portfolio. While the closed-end funds have managed portfolios, except in limited circumstances, the trust will hold, and continue to buy, shares of the same funds even if their market value declines.

PORTFOLIO CONSULTANT

The Portfolio Consultant, Cohen & Steers Capital Management, Inc., is a registered investment adviser. Founded in 1986, the Portfolio Consultant is a global investment manager specializing in liquid real assets, including real estate securities, listed infrastructure, commodities and natural resource equities, as well as preferred securities and other income solutions. As of October 31, 2020, the Portfolio Consultant had $71.2 billion in assets under management. The Portfolio Consultant manages separate account portfolios for institutional investors, including some of the world’s largest pension funds and endowments. In addition, the Portfolio Consultant manages open- and closed-end funds for both retail and institutional investors.

*	“AAM,” “we” and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.

Investment Summary      35

The Portfolio Consultant is among the largest real estate investment trust (“REIT”) managers in the U.S. and employs a significant research and trading staff. Many investors have come to view the Portfolio Consultant as an important source for income-oriented investment products.

The Portfolio Consultant is not an affiliate of the sponsor. The Portfolio Consultant makes no representations that the portfolio will achieve the investment objectives or will be profitable or suitable for any particular potential investor. The sponsor did not select the securities for the trust.

The Portfolio Consultant may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The Portfolio Consultant may recommend to other clients or otherwise effect transactions in the securities held by the trust. This may have an adverse effect on the prices of the securities.

This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or liquidation of the securities. The Portfolio Consultant also may issue reports and makes recommendations on securities, which may include the securities in the trust.

Neither the Portfolio Consultant nor the sponsor manages the trust. Opinions expressed by the Portfolio Consultant are not necessarily those of the sponsor, and may not actually come to pass. The trust will pay the Portfolio Consultant a fee for selecting the trust’s portfolio. The trust will also pay a license fee for the use of certain service marks, trademarks, trade names and/or other property of the Portfolio Consultant.

36      Investment Summary

WHO SHOULD INVEST

You should consider this investment if you want:

•	to own securities representing interests in managed funds that invest in municipal bonds.
•	the potential to receive monthly distributions of income.

You should not consider this investment if you:

•	are uncomfortable with the risks of an unmanaged investment in closed-end funds that invest in municipal bonds.
•	seek capital preservation or capital appreciation as a primary objective.
ESSENTIAL INFORMATION

Unit price at inception	$10.0000

Inception date	December 4, 2020
Termination date	December 5, 2022

Distribution dates	25th day of each month
Record dates	10th day of each month

CUSIP Numbers
Standard Accounts Cash distributions	00780W204
Reinvest distributions	00780W212
Fee Based Accounts Cash distributions	00780W220
Reinvest distributions	00780W238

Ticker Symbol	CEMAAX

Minimum investment	$1,000/100 units

Tax Structure	Grantor Trust

FEES AND EXPENSES

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	2.25	22.50
Creation & development fee	0.50	5.00
Maximum sales fee	2.75%	$27.50
Organization Costs	0.49%	$4.90

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.24%	$2.36
Supervisory, evaluation and administration fees	0.10	1.00
Closed-end fund expenses	2.19	21.23
Total	2.53%	$24.59

The initial sales fee is the difference between the total sales fee (maximum of 2.75% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.225 per unit with the first installment commencing on June 20, 2021, the second installment on July 20, 2021 and the final installment on August 20, 2021. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately six months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee. The trust will indirectly bear the management and operating expenses of the underlying closed-end funds. While the trust will not pay these expenses directly out of its assets, these expenses are shown in the trust’s annual operating expenses above to illustrate the impact of these expenses.

EXAMPLE

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$570
2 years (approximate life of trust)	$821

These amounts are the same whether you sell your investment at the end of a period or continue to hold your investment.

Investment Summary      37

Cohen & Steers Municipal Closed-End Portfolio, Series 2020-3

(Advisors Disciplined Trust 2046)
Portfolio
As of the trust inception date, December 4, 2020

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)

CLOSED-END FUNDS — 100.00%
435	AFB	AllianceBernstein National Municipal Income Fund Inc	4.16%	$14.23	$6,190
422	MUI	BlackRock Muni Intermediate Duration Fund, Inc.	4.17	14.70	6,203
422	BYM	BlackRock Municipal Income Quality Trust	4.19	14.76	6,229
389	MHD	BlackRock MuniHoldings Fund, Inc.	4.16	15.91	6,189
441	MFL	BlackRock MuniHoldings Investment Quality Fund	4.19	14.13	6,231
469	MUE	BlackRock MuniHoldings Quality Fund II, Inc.	4.16	13.18	6,181
683	MVF	BlackRock MuniVest Fund, Inc.	4.17	9.08	6,202
410	MVT	BlackRock MuniVest Fund II, Inc.	4.13	14.98	6,142
452	MQT	BlackRock MuniYield Quality Fund II, Inc.	4.18	13.75	6,215
439	MYI	BlackRock MuniYield Quality Fund III, Inc.	4.17	14.12	6,199
540	KTF	DWS Municipal Income Trust	4.17	11.47	6,194
463	EIM	Eaton Vance Municipal Bond Fund	4.16	13.35	6,181
488	VMO	Invesco Municipal Opportunity Trust	4.17	12.71	6,202
398	IIM	Invesco Value Municipal Income Trust	4.17	15.56	6,193
932	MFM	MFS Municipal Income Trust	4.19	6.68	6,226
374	NVG	Nuveen AMT-Free Municipal Credit Income Fund	4.17	16.56	6,193
418	NEA	Nuveen AMT-Free Quality Municipal Income Fund	4.16	14.81	6,191
448	NID	Nuveen Intermediate Duration Municipal Term Fund	4.16	13.82	6,191
392	NZF	Nuveen Municipal Credit Income Fund	4.17	15.80	6,194
482	NMCO	Nuveen Municipal Credit Opportunities Fund	4.16	12.83	6,184
446	NMZ	Nuveen Municipal High Income Opportunity Fund	4.15	13.83	6,168
412	NAD	Nuveen Quality Municipal Income Fund	4.16	15.00	6,180
532	MAV	Pioneer Municipal High Income Advantage Trust	4.17	11.64	6,192
457	PMO	Putnam Municipal Opportunities Trust	4.16	13.54	6,188

			100.00%		$148,658

Notes to Portfolio

(1)	Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. In accordance with Accounting Standards Codification 820, “Fair Value Measurements”, the trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
(2)	The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $148,658 and $0, respectively.

38      Investment Summary

COHEN & STEERS SENIOR VARIABLE RATE AND Income CLOSED-END PORTFOLIO

INVESTMENT OBJECTIVE

The trust seeks to provide high current income. There is no assurance the trust will achieve its objective.

PRINCIPAL INVESTMENT STRATEGY

The trust seeks to provide high current income by investing in a portfolio primarily consisting of common stock of closed-end investment companies (known as “closed-end funds” and referred to herein as the “funds”) that invest in senior corporate loans or other income-producing securities. In selecting these closed-end funds, Cohen & Steers Capital Management, Inc. (the “Portfolio Consultant”) considered factors such as historical returns, income potential, potential future growth, portfolio diversification and advisor experience. The selection of funds for the trust sought funds with strong fundamentals, well-known advisors with experience managing the asset class and diversification of sector and asset class. In addition, the selection of funds for the trust sought funds with daily trading volumes generally greater than $500,000 per day and funds with market capitalization generally greater than $150 million at the time of selection. There can be no guarantee that a particular fund in the trust will satisfy the criteria set forth above.

None of the portfolio consists of funds classified as “non-diversified” under the Investment Company Act of 1940. These funds have the ability to invest more than 5% of their assets in securities of a single issuer which could reduce diversification. Under normal circumstances, the trust will invest at least 80% of its assets in closed-end investment companies having policies to invest at least 80% of their assets in senior variable rate loans or other income-producing securities.

PRINCIPAL RISKS

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time. The potential economic impacts of the novel form of coronavirus disease first detected in 2019 (“COVID-19”), which spread rapidly around the globe which led the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020, are not fully known. The COVID-19 pandemic, or any future public health crisis, are impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust.
•	The value of the securities in the closed-end funds will generally fall if interest rates, in general, rise. No one can predict whether interest rates will rise or fall in the future.
•	An issuer may be unable to make interest and/or principal payments in the future. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic has resulted in a decline in economic activity which could negatively impact the ability of borrowers to make principal or interest payment on securities, when due.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.
•	Certain closed-end funds held by the trust invest in senior loans. Although senior loans in which the closed-end funds invest may be

Investment Summary      39

secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower’s obligation in the event of non-payment of scheduled principal or interest or that such collateral could be readily liquidated. Senior loans in which the closed-end funds invest generally are of below investment grade credit quality, may be unrated at the time of investment, generally are not registered with the Securities and Exchange Commission (“SEC”) or any state securities commission, and generally are not listed on any securities exchange. In addition, the amount of public information available on senior loans generally is less extensive than that available for other types of assets. Additionally, senior loans generally have floating interest rates that may be tied to the London Inter-Bank Offered Rate (“LIBOR”). LIBOR is currently set to be phased out by 2021 which could adversely affect the value of investments tied to LIBOR.

•	The trust invests in shares of closed-end funds. You should understand the section titled “Closed-End Funds” before you invest. In particular, shares of these funds tend to trade at a discount from their net asset value and are subject to risks related to factors such as the manager’s ability to achieve a fund’s objective, market conditions affecting a fund’s investments and use of leverage. The trust and the underlying funds have management and operating expenses. You will bear not only your share of the trust’s expenses, but also the expenses of the underlying funds. By investing in other funds, the trust incurs greater expenses than you would incur if you invested directly in the funds.

*	“AAM,” “we” and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.
•	The closed-end funds may invest in securities rated below investment grade and are considered to be “junk” securities. These securities are considered to be speculative and are subject to greater market and credit risks. Accordingly, the risk of default is higher than investment grade securities. In addition, these securities may be more sensitive to interest rate changes and may be more likely to make early returns of principal.
•	We* do not actively manage the portfolio. While the closed-end funds have managed portfolios, except in limited circumstances, the trust will hold, and continue to buy, shares of the same funds even if their market value declines.

PORTFOLIO CONSULTANT

The Portfolio Consultant, Cohen & Steers Capital Management, Inc., is a registered investment adviser. Founded in 1986, the Portfolio Consultant is a global investment manager specializing in liquid real assets, including real estate securities, listed infrastructure, commodities and natural resource equities, as well as preferred securities and other income solutions. As of October 31, 2020, the Portfolio Consultant had $71.2 billion in assets under management. The Portfolio Consultant manages separate account portfolios for institutional investors, including some of the world’s largest pension funds and endowments. In addition, the Portfolio Consultant manages open- and closed-end funds for both retail and institutional investors. The Portfolio Consultant is among the largest real estate investment trust (“REIT”) managers in the U.S. and employs a significant research and trading staff. Many investors have come to view the Portfolio Consultant as an important source for income-oriented investment products. The Portfolio Consultant is not an affiliate of the sponsor. The Portfolio Consultant makes no representations that the portfolio will achieve the investment objectives or will be profitable or

40      Investment Summary

suitable for any particular potential investor. The sponsor did not select the securities for the trust.

The Portfolio Consultant may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The Portfolio Consultant may recommend to other clients or otherwise effect transactions in the securities held by the trust. This may have an adverse effect on the prices of the securities. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or liquidation of the securities. The Portfolio Consultant also may issue reports and makes recommendations on securities, which may include the securities in the trust.

Neither the Portfolio Consultant nor the sponsor manages the trust. Opinions expressed by the Portfolio Consultant are not necessarily those of the sponsor, and may not actually come to pass. The trust will pay the Portfolio Consultant a fee for selecting the trust’s portfolio. The trust will also pay a license fee for the use of certain service marks, trademarks, trade names and/or other property of the Portfolio Consultant.

Investment Summary      41

WHO SHOULD INVEST

You should consider this investment if you want:

•	to own securities representing interests in managed funds that invest in senior corporate loans or other income-producing securities.
•	the potential to receive high current income that can adjust with interest rate movements.

You should not consider this investment if you:

•	are uncomfortable with the risks of an unmanaged investment in closed-end funds that invest in senior corporate loans or other income-producing securities.
•	seek capital appreciation.
ESSENTIAL INFORMATION

Unit price at inception	$10.0000

Inception date	December 4, 2020
Termination date	December 5, 2022

Distribution dates	25th day of each month
Record dates	10th day of each month

CUSIP Numbers
Standard Accounts Cash distributions	00780W246
Reinvest distributions	00780W253
Fee Based Accounts Cash distributions	00780W261
Reinvest distributions	00780W279

Ticker Symbol	SVRACX

Minimum investment	$1,000/100 units

Tax Structure	Regulated Investment Company

FEES AND EXPENSES

The amounts below are estimates of the direct and indirect expenses that you may incur. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	2.25	22.50
Creation & development fee	0.50	5.00
Maximum sales fee	2.75%	$27.50
Organization Costs	0.49%	$4.90

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.28%	$2.75
Supervisory, evaluation and administration fees	0.10	1.00
Closed-end fund expenses	3.26	31.55
Total	3.64%	$35.30

The initial sales fee is the difference between the total sales fee (maximum of 2.75% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.225 per unit and is paid in three monthly installments beginning June 20, 2021. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately six months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee. The trust will indirectly bear the management and operating expenses of the underlying closed-end funds. While the trust will not pay these expenses directly out of its assets, these expenses are shown in the trust’s annual operating expenses above to illustrate the impact of these expenses.

EXAMPLE

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$677
2 years (approximate life of trust)	$1,034

These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment.

42      Investment Summary

Cohen & Steers Senior Variable Rate and Income Closed-End Portfolio,
Series 2020-3

(Advisors Disciplined Trust 2046)
Portfolio
As of the trust inception date, December 4, 2020

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
CLOSED-END FUNDS — 100.00%
897	AFT	Apollo Senior Floating Rate Fund, Inc.	8.35%	$13.83	$12,406
895	AIF	Apollo Tactical Income Fund, Inc.	8.32	13.81	12,360
903	ARDC	Ares Dynamic Credit Allocation Fund, Inc.	8.32	13.70	12,371
1,184	DSU	BlackRock Debt Strategies Fund, Inc.	8.32	10.45	12,373
1,005	FRA	BlackRock Floating Rate Income Strategies Fund, Inc.	8.32	12.30	12,361
1,032	BGT	BlackRock Floating Rate Income Trust	8.33	11.99	12,374
856	BSL	Blackstone / GSO Senior Floating Rate Term Fund	8.31	14.43	12,352
905	BGX	Blackstone/GSO Long-Short Credit Income Fund	8.37	13.74	12,435
998	EVV	Eaton Vance Ltd Duration Income Fund	8.33	12.40	12,375
1,193	VTA	Invesco Dynamic Credit Opportunities Fund	8.34	10.39	12,395
3,125	VVR	Invesco Senior Income Trust	8.37	3.98	12,437
1,432	JRO	Nuveen Floating Rate Income Opportunity Fund	8.32	8.63	12,358

			100.00%		$148,597

Notes to Portfolio

(1)	Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. In accordance with Accounting Standards Codification 820, “Fair Value Measurements”, the trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
(2)	The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $148,597 and $0, respectively.

Investment Summary      43

CORE ANGELS PORTFOLIO

INVESTMENT OBJECTIVE

The trust seeks to provide above average total return primarily through capital appreciation. There is no assurance the trust will achieve its objective.

PRINCIPAL INVESTMENT STRATEGY

The trust seeks to provide total return, primarily through capital appreciation, by investing in a portfolio of stocks of companies that we* believe have strong fundamentals. We believe there are always stocks of companies that are mispriced based on their current fundamentals and their future outlook. We believe that this provides for opportunity as the markets begin to recognize these companies’ implied value. The portfolio was selected as of November 30, 2020 using the following strategy:

•	We began with the stocks in the S&P 1500 index that have a market capitalization in excess of five billion dollars.
•	We then eliminated stocks that have had below average revenue growth over the past year compared to other stocks in their respective sectors.
•	We then eliminated companies with a larger than average debt-to-equity ratio compared to other stocks in their respective sectors.
•	We selected the final portfolio by choosing stocks whose current valuation is attractive considering their potential to achieve above average revenue and earnings growth over the near term.

*	“AAM,” “we” and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.

PRINCIPAL RISKS

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time. The potential economic impacts of the novel form of coronavirus disease first detected in 2019 (“COVID-19”), which spread rapidly around the globe which led the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020, are not fully known. The COVID-19 pandemic, or any future public health crisis, are impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust.
•	An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic has resulted in a decline in economic activity and caused many companies to reduce the level of dividends declared and many companies may be unwilling or unable to declare dividends for the foreseeable future. It is also possible that current or future government aid programs could limit companies from paying dividends as a condition to receiving government aid or discourage companies from doing so.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.
•	We do not actively manage the portfolio. Except in limited circumstances, the trust will generally hold, and continue to buy, shares of the same securities even if their market value declines.

44      Investment Summary

WHO SHOULD INVEST

You should consider this investment if you want:

•	to own a defined portfolio of common stocks.
•	the potential for above average total return primarily through capital appreciation.

You should not consider this investment if you:

•	are uncomfortable with the risks of an unmanaged investment in common stocks.
•	seek current income as a primary objective or capital preservation.
ESSENTIAL INFORMATION

Unit price at inception	$10.0000

Inception date	December 4, 2020
Termination date	December 5, 2022

Distribution dates	25th day of June and December
Record dates	10th day of June and December

CUSIP Numbers
Standard Accounts Cash distributions	00780W287
Reinvest distributions	00780W295
Fee Based Accounts Cash distributions	00780W303
Reinvest distributions	00780W311

Ticker Symbol	CAPAJX

Minimum investment	$1,000/100 units

Tax Structure	Regulated Investment Company

FEES AND EXPENSES

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	2.25	22.50
Creation & development fee	0.50	5.00
Maximum sales fee	2.75%	$27.50
Organization Costs	0.49%	$4.90

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.17%	$1.64
Supervisory, evaluation and administration fees	0.10	1.00
Total	0.27%	$2.64

The initial sales fee is the difference between the total sales fee (maximum of 2.75% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.225 per unit and is paid in three monthly installments beginning June 20, 2021. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately six months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

EXAMPLE

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$350
2 years (approximate life of trust)	$378

These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment.

Investment Summary      45

Core Angels Portfolio, Series 2020-2

(Advisors Disciplined Trust 2046)
Portfolio
As of the trust inception date, December 4, 2020

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
COMMON STOCKS — 100.00%

		Communication Services — 10.20%
85	ATVI	Activision Blizzard, Inc.	1.66%	$78.79	$6,697
4	GOOGL	Alphabet, Inc. (4)	1.80	1,821.84	7,287
24	FB	Facebook, Inc. (4)	1.67	281.85	6,764
14	NFLX	Netflix, Inc. (4)	1.72	497.52	6,965
110	VZ	Verizon Communications, Inc.	1.68	61.74	6,791
44	DIS	The Walt Disney Company (4)	1.67	153.24	6,743

		Consumer Discretionary — 10.00%
2	AMZN	Amazon.com, Inc. (4)	1.58	3,186.73	6,373
56	APTV	Aptiv PLC (3) (4)	1.68	121.16	6,785
18	DPZ	Domino’s Pizza, Inc.	1.71	383.38	6,901
25	HD	The Home Depot, Inc.	1.66	268.14	6,703
90	LEN	Lennar Corporation	1.68	75.42	6,788
39	TGT	Target Corporation	1.69	174.92	6,822

		Consumer Staples — 6.65%
18	COST	Costco Wholesale Corporation	1.66	374.05	6,733
115	MDLZ	Mondelez International, Inc.	1.67	58.56	6,734
49	PG	The Procter & Gamble Company	1.66	137.34	6,730
45	WMT	Walmart, Inc.	1.66	149.30	6,718

		Energy — 4.99%
75	CVX	Chevron Corporation	1.67	89.80	6,735
139	EOG	EOG Resources, Inc.	1.66	48.17	6,696
103	PSX	Phillips 66	1.66	65.02	6,697

		Financials — 11.58%
29	BRK/B	Berkshire Hathaway, Inc. (4)	1.66	231.02	6,700
9	BLK	BlackRock, Inc.	1.59	715.42	6,439
132	SCHW	The Charles Schwab Corporation	1.67	51.07	6,741
63	ICE	Intercontinental Exchange, Inc.	1.67	107.46	6,770
105	MS	Morgan Stanley	1.66	64.06	6,726
76	PGR	The Progressive Corporation	1.66	88.30	6,711
19	SIVB	SVB Financial Group (4)	1.67	356.47	6,773

(Continued)

46      Investment Summary

Core Angels Portfolio, Series 2020-2

(Advisors Disciplined Trust 2046)
Portfolio (continued)
As of the trust inception date, December 4, 2020

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
COMMON STOCKS — (CONTINUED)

		Health Care — 14.85%
63	ABT	Abbott Laboratories	1.67%	$107.53	$6,774
13	ALGN	Align Technology, Inc. (4)	1.64	511.00	6,643
30	DHR	Danaher Corporation	1.66	223.34	6,700
47	LLY	Eli Lilly and Company	1.67	144.11	6,773
34	LHCG	LHC Group, Inc. (4)	1.64	195.65	6,652
13	REGN	Regeneron Pharmaceuticals, Inc. (4)	1.60	498.84	6,485
14	TMO	Thermo Fisher Scientific, Inc.	1.65	477.20	6,681
19	UNH	UnitedHealth Group, Inc.	1.64	348.68	6,625
30	VRTX	Vertex Pharmaceuticals, Inc. (4)	1.68	226.87	6,806

		Industrials — 8.29%
19	CTAS	Cintas Corporation	1.69	359.69	6,834
23	FDX	FedEx Corporation	1.67	292.70	6,732
62	J	Jacobs Engineering Group, Inc.	1.65	107.79	6,683
35	LHX	L3 Harris Technologies, Inc.	1.67	192.70	6,745
17	TDY	Teledyne Technologies, Inc. (4)	1.61	383.63	6,522

		Information Technology — 23.34%
14	ADBE	Adobe, Inc. (4)	1.68	484.28	6,780
55	AAPL	Apple, Inc.	1.67	122.94	6,762
145	CIEN	Ciena Corporation (4)	1.67	46.50	6,743
34	GPN	Global Payments, Inc.	1.65	195.75	6,656
55	KEYS	Keysight Technologies, Inc. (4)	1.67	122.64	6,745
14	LRCX	Lam Research Corporation	1.68	484.07	6,777
31	MSFT	Microsoft Corporation	1.64	214.24	6,641
13	NVDA	NVIDIA Corporation	1.72	535.84	6,966
31	PYPL	PayPal Holdings, Inc. (4)	1.65	214.54	6,651
42	QRVO	Qorvo, Inc. (4)	1.65	159.13	6,683
30	CRM	salesforce.com, Inc. (4)	1.64	220.97	6,629
13	NOW	ServiceNow, Inc. (4)	1.69	525.24	6,828
29	SNPS	Synopsys, Inc. (4)	1.68	234.47	6,800
32	V	Visa, Inc.	1.65	208.05	6,658

		Materials — 3.40%
25	APD	Air Products and Chemicals, Inc.	1.65	267.25	6,681
10	SHW	The Sherwin-Williams Company	1.75	708.05	7,081

(Continued)

Investment Summary      47

Core Angels Portfolio, Series 2020-2

(Advisors Disciplined Trust 2046)
Portfolio (continued)
As of the trust inception date, December 4, 2020

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
COMMON STOCKS — (CONTINUED)

		Real Estate — 3.37%
10	EQIX	Equinix, Inc.	1.71%	$692.65	$6,927
69	PLD	Prologis, Inc.	1.66	97.10	6,700

		Utilities — 3.33%
44	AWK	American Water Works Company, Inc.	1.66	152.48	6,709
92	NEE	NextEra Energy, Inc.	1.67	73.35	6,748

			100.00%		$404,342

Notes to Portfolio

(1)	Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. In accordance with Accounting Standards Codification 820, “Fair Value Measurements”, the trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
(2)	The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $404,342 and $0, respectively.
(3)	This is a security issued by a foreign company.
Common stocks comprise 100.00% of the investments in the trust, broken down by country of organization of the issuer as set forth below:
Jersey	1.68%
United States	98.32%

(4)	This is a non-income producing security.

48      Investment Summary

GLOBAL BASIC MATERIALS PORTFOLIO

INVESTMENT OBJECTIVE

The trust seeks to provide dividend income and capital appreciation. There is no assurance the trust will achieve its objective.

PRINCIPAL INVESTMENT STRATEGY

The trust seeks to provide dividend income and capital appreciation by investing in a diversified portfolio of common stocks of foreign and domestic companies within the basic materials sector. Basic materials companies are engaged in the manufacture, mining, processing, or distribution of raw materials and intermediate goods used in the industrial sector. These companies may be involved in the production of chemicals, construction materials, glass, paper products, forest products and related packaging products, metals, minerals and textiles.

In selecting the securities for the portfolio, we* considered current dividend yield, diversification of the portfolio among global regions and basic materials subsectors, historical consistency of dividends, and the potential for dividend growth and capital appreciation. The portfolio is diversified among stocks of companies located throughout the world, including the United States. Of course, as with any similar investment, there can be no assurance that the objective of the trust will be achieved.

Under normal market conditions, the trust will invest at least 40% of its total assets in foreign securities. For this purpose, foreign securities include securities issued by issuers (1) organized outside of the U.S., (2) with headquarters or principal places of business located outside the U.S. or (3) doing a substantial amount of business outside the U.S. (either 50% or more of the issuer’s assets are located outside the U.S. or 50% or more of the issuer’s revenues are derived outside the U.S.). Foreign securities may include

*	“AAM,” “we” and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.

investments in American Depositary Receipts and other depositary receipts (“ADRs”). Under normal circumstances, the trust will invest at least 80% of its assets in securities of basic materials companies.

PRINCIPAL RISKS

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time. The potential economic impacts of the novel form of coronavirus disease first detected in 2019 (“COVID-19”), which spread rapidly around the globe which led the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020, are not fully known. The COVID-19 pandemic, or any future public health crisis, are impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust.
•	An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic has resulted in a decline in economic activity and caused many companies to reduce the level of dividends declared and many companies may be unwilling or unable to declare dividends for the foreseeable future. It is also possible that current or future government aid programs could limit companies from paying dividends as a condition to receiving government aid or discourage companies from doing so.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your

Investment Summary      49

units. This may occur at any point in time, including during the primary offering period.

•	The trust is concentrated in securities issued by companies in the basic materials sector. Negative developments in the basic materials sector will affect the value of your investment more than would be the case in a more diversified investment.
•	Securities of foreign companies held by the trust present risks beyond those of U.S. issuers. These risks may include market and political factors related to the company’s foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.
•	The trust may invest in securities of small and mid-size companies. These securities are often more volatile and have lower trading volumes than securities of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.
•	We do not actively manage the portfolio. Except in limited circumstances, the trust will generally hold, and continue to buy, shares of the same securities even if their market value declines.

50      Investment Summary

WHO SHOULD INVEST

You should consider this investment if you want:

•	to own a defined portfolio of stocks of foreign and domestic basic materials companies.
•	the potential to receive quarterly distributions of income.
•	the potential for capital appreciation.

You should not consider this investment if you:

•	are uncomfortable with the risks of an unmanaged investment in common stocks.
•	are uncomfortable investing in foreign companies or basic materials companies.
•	seek capital preservation.
ESSENTIAL INFORMATION

Unit price at inception	$10.0000

Inception date	December 4, 2020
Termination date	December 5, 2022

Distribution dates	25th day of January, April, July and October
Record dates	10th day of January, April, July and October

CUSIP Numbers
Standard Accounts Cash distributions	00780W329
Reinvest distributions	00780W337
Fee Based Accounts Cash distributions	00780W345
Reinvest distributions	00780W352

Ticker Symbol	GBMLZX

Minimum investment	$1,000/100 units

Tax Structure	Regulated Investment Company

FEES AND EXPENSES

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	2.25	22.50
Creation & development fee	0.50	5.00
Maximum sales fee	2.75%	$27.50
Organization Costs	0.49%	$4.90

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.19%	$1.83
Supervisory, evaluation and administration fees	0.10	1.00
Total	0.29%	$2.83

The initial sales fee is the difference between the total sales fee (maximum of 2.75% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.225 per unit and is paid in three monthly installments beginning June 20, 2021. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately six months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

EXAMPLE

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$352
2 years (approximate life of trust)	$382

These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment.

Investment Summary      51

Global Basic Materials Portfolio, Series 2020-3

(Advisors Disciplined Trust 2046)
Portfolio
As of the trust inception date, December 4, 2020

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
COMMON STOCKS — 100.00%
		Materials — 100.00%
21	APD	Air Products and Chemicals, Inc.	3.62%	$267.25	$5,612
60	BLL	Ball Corporation	3.58	92.64	5,558
235	GOLD	Barrick Gold Corporation (3)	3.58	23.61	5,548
89	BHP	BHP Group Limited (3)	3.54	61.59	5,482
128	BCC	Boise Cascade Company	3.57	43.25	5,536
281	CMC	Commercial Metals Company	3.53	19.49	5,477
134	CRH	CRH PLC (3)	3.57	41.29	5,533
104	DOW	Dow, Inc.	3.60	53.60	5,574
47	FMC	FMC Corporation	3.59	118.38	5,564
350	GPK	Graphic Packaging Holding Company	3.57	15.83	5,541
114	IP	International Paper Company	3.55	48.24	5,499
62	KALU	Kaiser Aluminum Corporation	3.59	89.87	5,572
65	LYB	LyondellBasell Industries N.V. (3)	3.59	85.63	5,566
20	MLM	Martin Marietta Materials, Inc.	3.63	281.15	5,623
93	NEM	Newmont Corporation	3.57	59.51	5,534
101	NUE	Nucor Corporation	3.57	54.80	5,535
111	NTR	Nutrien Limited (3)	3.53	49.29	5,471
181	PAAS	Pan American Silver Corporation (3)	3.58	30.69	5,555
96	PKX	POSCO (3)	3.54	57.17	5,488
46	RS	Reliance Steel & Aluminum Company	3.55	119.47	5,496
76	RIO	Rio Tinto PLC (3)	3.56	72.57	5,515
64	RPM	RPM International, Inc.	3.59	86.90	5,562
8	SHW	The Sherwin-Williams Company	3.65	708.05	5,664
91	SCCO	Southern Copper Corporation	3.54	60.31	5,488
148	STLD	Steel Dynamics, Inc.	3.59	37.61	5,566
359	VALE	Vale SA (3)	3.55	15.34	5,507
38	VMC	Vulcan Materials Company	3.54	144.57	5,494
105	WOR	Worthington Industries, Inc.	3.53	52.11	5,472

			100.00%		$155,032

(Continued)

52      Investment Summary

Notes to Portfolio

(1)	Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. In accordance with Accounting Standards Codification 820, “Fair Value Measurements”, the trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities..
(2)	The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $155,032 and $0, respectively.
(3)	This is a security issued by a foreign company.
Common stocks comprise 100.00% of the investments in the trust, broken down by country of organization of the issuer as set forth below:
Australia	3.54%
Brazil	3.55%
Canada	10.69%
Ireland	3.57%
Netherlands	3.59%
South Korea	3.54%
United Kingdom	3.56%
United States	67.96%

(4)	This is a non-income producing security.

Investment Summary      53

HEALTH CARE OPPORTUNITIES PORTFOLIO

INVESTMENT OBJECTIVE

The trust seeks to provide capital appreciation. There is no assurance the trust will achieve its objective.

PRINCIPAL INVESTMENT STRATEGY

The trust seeks to provide capital appreciation by investing in a diversified portfolio of common stocks of companies involved in the health care sector. Eugene E. Peroni, Jr. of Peroni Portfolio Advisors, Inc. (the “Portfolio Consultant”) selected the trust’s portfolio through the application of his proprietary method of technical analysis, the Peroni Method®, and consideration of investment opportunities under the health care theme. In an effort to reduce risks associated with volatile foreign economies, securities markets and currencies, Mr. Peroni focused on U.S.-based companies, including companies with multinational business exposure, but also considered U.S.-traded stocks of foreign companies for inclusion in the portfolio. Companies within the health care sector include companies involved in biotechnology, medical devices technology, pharmaceuticals, surgical supplies and testing activities.

The Peroni Method® is a bottom-up approach to stock selection that is primarily based on technical analysis. The methodology examines a stock’s price architecture, accumulation and distribution trends and relative strength patterns, among other more subtle trading characteristics. This information is partly gathered and analyzed through hand-drawn point and figure charts which have been a part of the methodology for over half a century. While the Peroni Method® is primarily focused on the technical characteristics of individual stocks, economic, monetary, geopolitical and sentiment factors at play in the marketplace are also incorporated to identify leading stocks and sectors.

Technical analysis differs from fundamental analysis, which generally involves financial scrutiny of the issuing company and considers such factors as earnings projections, P/E ratios, cash flow and other balance sheet data. The Peroni Method® may be an investment alternative to fundamental analysis.

Mr. Peroni uses the Peroni Method® to select stocks that he believes are best able to provide capital appreciation. He believes that technical factors can help identify industry sector relative strength patterns that may play an important role in investment success. The methodology allows an unconstrained approach to stock selection, spanning all market caps and investment styles, i.e. growth and value.

Mr. Peroni has an extensive library of hand-charted stocks that is regularly refreshed to include new opportunities gleaned through ticker tape analysis, news outlets, corporate developments and practical observations. Charts with attractive price architecture are screened and ranked on a regular basis. Historical characteristics are analyzed for price and volume shifts and evaluations are made using net money flow analysis and relative strength trends. Sector relative strength is then determined by unbiased groupings of attractive stocks. Portfolio construction progresses as weightings are determined by analyzing individual stock price behavior, economic factors, monetary trends, psychological oscillators and investor psychology. Those stocks with the best technical characteristics in strong or emerging leadership sectors are candidates for inclusion in the portfolio while also taking into consideration appropriate diversification.

The Peroni Method® examines numerous technical, psychological and fundamental data. The data may include:

•	a stock’s historical price architecture
•	net money flow trends in individual stocks
•	the relative behavior of a stock’s price performance compared to other stocks in the same sector

54      Investment Summary

•	sentiment readings such as the volatility index
•	fiscal and monetary factors
•	geopolitical events and their impact on specific sectors

Mr. Peroni selects stocks he believes are best suited to the trust’s investment objective, which is capital appreciation.

Eugene E. Peroni Jr. began training in the field of technical research at age 16 with his father, Eugene E. Peroni, Sr., who founded the Peroni Method® more than 60 years ago. Mr. Peroni has over 40 years of experience in his field. The Peroni Method® uses a bottom-up approach, primarily emphasizing the technical merits of individual stocks.

Mr. Peroni has regularly published his insights in reports offering stock market forecasts. Mr. Peroni has appeared on CNBC, CBS MarketWatch, Nightly Business Report, Fox Business News and Bloomberg Radio, and has been quoted in publications such as The Wall Street Journal, The New York Times, U.S. News and World Report and Investors Business Daily.

PRINCIPAL RISKS

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time. The potential economic impacts of the novel form of coronavirus disease first detected in 2019 (“COVID-19”), which spread rapidly around the globe which led the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020, are not fully known. The COVID-19 pandemic, or any future public health crisis, are impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.
•	An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic has resulted in a decline in economic activity and caused many companies to reduce the level of dividends declared and many companies may be unwilling or unable to declare dividends for the foreseeable future. It is also possible that current or future government aid programs could limit companies from paying dividends as a condition to receiving government aid or discourage companies from doing so.
•	The trust is concentrated in securities issued by companies in the health care sector. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.
•	The Peroni Method® may not identify stocks that will satisfy the trust’s investment objective.
•	The trust may invest in securities of small and mid-size companies. These securities are often more volatile and have lower trading volumes than securities of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.
•	We* do not actively manage the portfolio. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.

*	“AAM,” “we” and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.

Investment Summary      55

PORTFOLIO CONSULTANT

The Portfolio Consultant, Peroni Portfolio Advisors, Inc., is an investment adviser registered in Pennsylvania.

The Portfolio Consultant is not an affiliate of the sponsor. The Portfolio Consultant makes no representations that the portfolio will achieve the investment objectives or will be profitable or suitable for any particular potential investor. The sponsor did not select the securities for the trust.

The Portfolio Consultant and/or its affiliates may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The Portfolio Consultant and/or its affiliates may recommend to other clients or otherwise effect transactions in the securities held by the trust. This may have an adverse effect on the prices of the securities. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or liquidation of the securities. The Portfolio Consultant and/or its affiliates also may issue reports and makes recommendations on securities, which may include the securities in the trust.

Neither the Portfolio Consultant nor the sponsor manages the trust. Opinions expressed by the Portfolio Consultant are not necessarily those of the sponsor, and may not actually come to pass. The trust will pay the Portfolio Consultant a fee for selecting the trust’s portfolio. The trust will also pay a license fee for the use of certain service marks, trademarks, trade names and/or other property of the Portfolio Consultant.

56      Investment Summary

WHO SHOULD INVEST

You should consider this investment if you want:

•	to own a defined portfolio of stocks of companies involved in aspects of the health care sector selected based on technical analysis (rather than fundamental analysis).
•	the potential for capital appreciation.

You should not consider this investment if you:

•	are uncomfortable with the risks of an unmanaged investment in common stocks selected based on technical analysis (rather than fundamental analysis).
•	are uncomfortable investing in stocks of companies involved in aspects of the health care sector.
•	seek current income or capital preservation.
ESSENTIAL INFORMATION

Unit price at inception	$10.0000

Inception date	December 4, 2020
Termination date	December 5, 2022

Distribution dates	25th day of June and December
Record dates	10th day of June and December

CUSIP Numbers
Standard Accounts Cash distributions	00780W360
Reinvest distributions	00780W378
Fee Based Accounts Cash distributions	00780W386
Reinvest distributions	00780W394

Ticker Symbol	HCOAZX

Minimum investment	$1,000/100 units

Tax Structure	Regulated Investment Company

FEES AND EXPENSES

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	2.25	22.50
Creation & development fee	0.50	5.00
Maximum sales fee	2.75%	$27.50
Organization Costs	0.49%	$4.90

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.18%	$1.80
Supervisory, evaluation and administration fees	0.11	1.00
Total	0.29%	$2.80

The initial sales fee is the difference between the total sales fee (maximum of 2.75% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.225 per unit and is paid in three monthly installments beginning June 20, 2021. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately six months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

EXAMPLE

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$352
2 years (approximate life of trust)	$381

These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment.

Investment Summary      57

Health Care Opportunities Portfolio, Series 2020-3

(Advisors Disciplined Trust 2046)
Portfolio
As of the trust inception date, December 4, 2020

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
COMMON STOCKS — 100.00%

		Health Care — 100.00%
40	TXG	10X Genomics, Inc. (4)	2.16%	$145.22	$5,809
56	ABBV	AbbVie, Inc.	2.18	104.74	5,865
110	ACAD	ACADIA Pharmaceuticals, Inc. (4)	2.18	53.28	5,861
267	FOLD	Amicus Therapeutics, Inc. (4)	2.17	21.88	5,842
35	ASND	Ascendis Pharma A/S (3) (4)	2.15	164.92	5,772
49	BNTX	BioNTech SE (3) (4)	2.16	118.68	5,815
20	TECH	Bio-Techne Corporation	2.23	298.95	5,979
95	BMY	Bristol-Myers Squibb Company	2.18	61.78	5,869
25	CRL	Charles River Laboratories International, Inc. (4)	2.19	234.99	5,875
12	CHE	Chemed Corporation	2.09	468.68	5,624
17	COO	The Cooper Companies, Inc.	2.14	337.98	5,746
41	CRSP	CRISPR Therapeutics AG (3) (4)	2.14	140.46	5,759
26	DHR	Danaher Corporation	2.16	223.34	5,807
56	DVA	DaVita, Inc. (4)	2.20	105.42	5,904
70	EW	Edwards Lifesciences Corporation (4)	2.18	83.65	5,855
41	LLY	Eli Lilly and Company	2.20	144.11	5,908
98	FATE	Fate Therapeutics, Inc. (4)	2.20	60.42	5,921
14	HUM	Humana, Inc.	2.10	403.83	5,654
29	ICLR	ICON PLC (3) (4)	2.15	199.33	5,781
13	IDXX	IDEXX Laboratories, Inc. (4)	2.23	460.07	5,981
17	ILMN	Illumina, Inc. (4)	2.19	346.00	5,882
142	INMD	Inmode Limited (3) (4)	2.18	41.33	5,869
8	ISRG	Intuitive Surgical, Inc. (4)	2.26	758.72	6,070
140	IOVA	Iovance Biotherapeutics, Inc. (4)	2.18	41.79	5,851
39	JNJ	Johnson & Johnson	2.16	149.00	5,811
30	LH	Laboratory Corporation of America Holdings (4)	2.20	196.64	5,899
22	MASI	Masimo Corporation (4)	2.14	261.47	5,752
72	MRK	Merck & Company, Inc.	2.18	81.45	5,864
5	MTD	Mettler-Toledo International, Inc. (4)	2.11	1,132.00	5,660
66	NTRA	Natera, Inc. (4)	2.19	88.97	5,872
46	NVAX	Novavax, Inc. (4)	2.21	129.16	5,941
44	NVCR	Novocure Limited (3) (4)	2.21	135.06	5,943
145	PFE	Pfizer, Inc.	2.16	40.09	5,813
48	DGX	Quest Diagnostics, Inc.	2.19	122.82	5,895
31	RGEN	Repligen Corporation (4)	2.16	187.21	5,804
28	RMD	ResMed, Inc.	2.16	207.40	5,807

(Continued)

58      Investment Summary

Health Care Opportunities Portfolio, Series 2020-3

(Advisors Disciplined Trust 2046)
Portfolio (continued)
As of the trust inception date, December 4, 2020

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
COMMON STOCKS — (CONTINUED)

		Health Care — (CONTINUED)
38	SRPT	Sarepta Therapeutics, Inc. (4)	2.17%	$153.33	$5,827
33	SGEN	Seagen, Inc. (4)	2.21	180.16	5,945
31	STE	STERIS PLC (3)	2.22	192.69	5,973
94	SYNH	Syneos Health, Inc. (4)	2.19	62.62	5,886
15	TFX	Teleflex, Inc.	2.11	377.99	5,670
12	TMO	Thermo Fisher Scientific, Inc.	2.13	477.20	5,726
17	UNH	UnitedHealth Group, Inc.	2.21	348.68	5,928
26	VRTX	Vertex Pharmaceuticals, Inc. (4)	2.20	226.87	5,899
25	WAT	Waters Corporation (4)	2.16	232.59	5,815
21	WST	West Pharmaceutical Services, Inc.	2.13	272.24	5,717

			100.00%		$268,746

Notes to Portfolio

(1)	Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. In accordance with Accounting Standards Codification 820, “Fair Value Measurements”, the trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
(2)	The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $268,746 and $0, respectively.
(3)	This is a security issued by a foreign company.
Common stocks comprise 100.00% of the investments in the trust, broken down by country of organization of the issuer as set forth below:
Denmark	2.15%
Germany	2.16%
Ireland	4.37%
Israel	2.18%
Jersey	2.21%
Switzerland	2.14%
United States	84.79%

(4)	This is a non-income producing security.

Investment Summary      59

SMALL/MID-CAP ADVANTAGE PORTFOLIO

INVESTMENT OBJECTIVE

The trust seeks to provide above average total return primarily through capital appreciation. There is no assurance the trust will achieve its objective.

PRINCIPAL INVESTMENT STRATEGY

The trust seeks to achieve its objective by investing in a portfolio of common stocks categorized as small-cap or mid-cap companies as of the trust’s inception and selected through the incorporation of a technical research-based strategy, the Peroni Method®.

The trust was selected by Eugene E. Peroni Jr. of Peroni Portfolio Advisors, Inc. (the “Portfolio Consultant”) from common stocks of companies categorized as “small-cap” or “mid-cap” as such terms are defined by Morningstar® as of the trust’s inception. The trust was designed to be strategically diversified in that the sector weightings are determined by our bottom-up approach to stock selection and will represent the individual stocks and groups that he believes have the potential to lead the stock market in the 18 to 24 months following the trust’s inception date.

The Peroni Method® is a bottom-up approach to stock selection that is primarily based on technical analysis. The methodology examines a stock’s price architecture, accumulation and distribution trends and relative strength patterns, among other more subtle trading characteristics. This information is partly gathered and analyzed through hand-drawn point and figure charts which have been a part of the methodology for over half a century. While the Peroni Method® is primarily focused on the technical characteristics of individual stocks, economic, monetary, geopolitical and sentiment factors at play in the marketplace are also incorporated to identify leading stocks and sectors.

Technical analysis differs from fundamental analysis, which generally involves financial scrutiny of the issuing company and considers such factors as earnings projections, P/E ratios, cash flow and other balance sheet data. The Peroni Method® may be an investment alternative to fundamental analysis.

Mr. Peroni uses the Peroni Method® to select stocks that he believes are best able to provide above average total return primarily through capital appreciation. He believes that technical factors can help identify industry sector relative strength patterns that may play an important role in investment success. The methodology allows an unconstrained approach to stock selection, spanning all investment styles, i.e. growth and value.

Under normal circumstances, the trust will invest at least 80% of its assets in securities of companies categorized as small-cap or mid-cap as of the trust’s inception.

Mr. Peroni has an extensive library of hand-charted stocks that is regularly refreshed to include new opportunities gleaned through ticker tape analysis, news outlets, corporate developments and practical observations. Charts with attractive price architecture are screened and ranked on a regular basis. Historical characteristics are analyzed for price and volume shifts and evaluations are made using net money flow analysis and relative strength trends. Sector relative strength is then determined by unbiased groupings of attractive stocks. Portfolio construction progresses as weightings are determined by analyzing individual stock price behavior, economic factors, monetary trends, psychological oscillators and investor psychology. Those stocks with the best technical characteristics in strong or emerging leadership sectors are candidates for inclusion in the portfolio while also taking into consideration appropriate diversification.

60      Investment Summary

The Peroni Method® examines numerous technical, psychological and fundamental data. The data may include:

•	a stock’s historical price architecture
•	net money flow trends in individual stocks
•	the relative behavior of a stock’s price performance compared to other stocks in the same sector
•	sentiment readings such as the volatility index
•	fiscal and monetary factors
•	geopolitical events and their impact on specific sectors

Eugene E. Peroni Jr. began training in the field of technical research at age 16 with his father, Eugene E. Peroni, Sr., who founded the Peroni Method® more than 60 years ago. Mr. Peroni has over 40 years of experience in his field. The Peroni Method® uses a bottom-up approach, primarily emphasizing the technical merits of individual stocks.

Mr. Peroni has regularly published his insights in reports offering stock market forecasts. Mr. Peroni has appeared on CNBC, CBS MarketWatch, Nightly Business Report, Fox Business News and Bloomberg Radio, and has been quoted in publications such as The Wall Street Journal, The New York Times, U.S. News and World Report and Investors Business Daily.

PRINCIPAL RISKS

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time. The potential economic impacts of the novel form of coronavirus disease first detected in 2019 (“COVID-19”), which spread rapidly around the globe which led the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020, are not fully known. The COVID-19 pandemic, or any future public health crisis, are impossible to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and the trust.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.
•	An issuer may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall. The COVID-19 pandemic has resulted in a decline in economic activity and caused many companies to reduce the level of dividends declared and many companies may be unwilling or unable to declare dividends for the foreseeable future. It is also possible that current or future government aid programs could limit companies from paying dividends as a condition to receiving government aid or discourage companies from doing so.
•	The trust is concentrated in companies in the industrials sector. Negative developments impacting companies in this sector will affect the value of your investment more than would be the case in a more diversified investment.
•	The trust invests primarily in securities of small and mid-size companies. These securities are often more volatile and have lower trading volumes than securities of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.

Investment Summary      61

•	The Peroni Method® may not identify stocks that will satisfy the trust’s investment objective.
•	We* do not actively manage the portfolio. Except in limited circumstances, the trust will generally hold, and continue to buy, shares of the same securities even if their market value declines.

PORTFOLIO CONSULTANT

The Portfolio Consultant, Peroni Portfolio Advisors, Inc., is an investment adviser registered in Pennsylvania.

The Portfolio Consultant is not an affiliate of the sponsor. The Portfolio Consultant makes no representations that the portfolio will achieve the investment objectives or will be profitable or suitable for any particular potential investor. The sponsor did not select the securities for the trust.

The Portfolio Consultant and/or its affiliates may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The Portfolio Consultant and/or its affiliates may recommend to other clients or otherwise effect transactions in the securities held by the trust. This may have an adverse effect on the prices of the securities. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or liquidation of the securities. The Portfolio Consultant and/or its affiliates also may issue reports and makes recommendations on securities, which may include the securities in the trust.

Neither the Portfolio Consultant nor the sponsor manages the trust. Opinions expressed by the Portfolio Consultant are not necessarily those of the sponsor, and may not actually come to pass. The trust will pay the Portfolio Consultant a fee for selecting the trust’s portfolio. The trust will also pay a license fee for the use of certain service marks, trademarks, trade names and/or other property of the Portfolio Consultant.

*	“AAM,” “we” and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.

62      Investment Summary

WHO SHOULD INVEST

You should consider this investment if you want:

•	to own a defined portfolio of stocks of small-cap and mid-cap companies.
•	the potential for capital appreciation.

You should not consider this investment if you:

•	are uncomfortable with the risks of an unmanaged investment in common stocks.
•	are uncomfortable investing in small-cap and mid-cap companies.
•	seek high current income or capital preservation.
ESSENTIAL INFORMATION

Unit price at inception	$10.0000

Inception date	December 4, 2020
Termination date	December 5, 2022

Distribution dates	25th day of June and December
Record dates	10th day of June and December

CUSIP Numbers
Standard Accounts Cash distributions	00780W402
Reinvest distributions	00780W410
Fee Based Accounts Cash distributions	00780W428
Reinvest distributions	00780W436

Ticker Symbol	SMIDYX

Minimum investment	$1,000/100 units

Tax Structure	Regulated Investment Company

FEES AND EXPENSES

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Sales Fee	As a % of $1,000 Invested	Amount per 100 Units
Initial sales fee	0.00%	$0.00
Deferred sales fee	2.25	22.50
Creation & development fee	0.50	5.00
Maximum sales fee	2.75%	$27.50
Organization Costs	0.49%	$4.90

Annual operating expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	0.21%	$2.00
Supervisory, evaluation and administration fees	0.10	1.00
Total	0.31%	$3.00

The initial sales fee is the difference between the total sales fee (maximum of 2.75% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.225 per unit and is paid in three monthly installments beginning June 20, 2021. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately six months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

EXAMPLE

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$354
2 years (approximate life of trust)	$385

These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment.

Investment Summary      63

Small/Mid-Cap Advantage Portfolio, Series 2020-3

(Advisors Disciplined Trust 2046)
Portfolio
As of the trust inception date, December 4, 2020

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
COMMON STOCKS — 100.00%

		Consumer Discretionary — 19.99%
13	CVNA	Carvana Company (4)	1.92%	$227.92	$2,963
44	CHWY	Chewy, Inc. (4)	2.07	72.68	3,198
17	CHDN	Churchill Downs, Inc.	2.01	182.88	3,109
21	CBRL	Cracker Barrel Old Country Store, Inc. (4)	1.97	144.58	3,036
8	DPZ	Domino’s Pizza, Inc.	1.99	383.38	3,067
20	ETSY	Etsy, Inc. (4)	2.00	154.74	3,095
21	LEA	Lear Corporation	2.03	149.02	3,129
7	RH	RH (4)	2.08	458.15	3,207
32	THO	Thor Industries, Inc.	1.97	95.20	3,046
11	MTN	Vail Resorts, Inc. (4)	1.95	274.45	3,019

		Financials — 6.03%
27	AJG	Arthur J Gallagher & Company	2.02	115.77	3,126
9	FDS	FactSet Research Systems, Inc.	2.02	346.57	3,119
76	WSFS	WSFS Financial Corporation	1.99	40.43	3,073

		Health Care — 17.90%
21	TXG	10X Genomics, Inc. (4)	1.97	145.22	3,050
19	ASND	Ascendis Pharma A/S (3) (4)	2.03	164.92	3,133
13	CRL	Charles River Laboratories International, Inc. (4)	1.98	234.99	3,055
9	COO	The Cooper Companies, Inc.	1.97	337.98	3,042
22	CRSP	CRISPR Therapeutics AG (3) (4)	2.00	140.46	3,090
74	IOVA	Iovance Biotherapeutics, Inc. (4)	2.00	41.79	3,092
25	DGX	Quest Diagnostics, Inc.	1.99	122.82	3,070
16	STE	STERIS PLC (3)	2.00	192.69	3,083
8	TFX	Teleflex, Inc.	1.96	377.99	3,024

		Industrials — 28.01%
35	AVAV	AeroVironment, Inc. (4)	2.00	88.24	3,088
21	CSL	Carlisle Companies, Inc.	2.01	147.84	3,105
23	HEI	HEICO Corporation	1.96	131.56	3,026
123	HWM	Howmet Aerospace, Inc. (4)	1.99	25.05	3,081
29	J	Jacobs Engineering Group, Inc.	2.02	107.79	3,126
11	LII	Lennox International, Inc.	2.00	280.53	3,086
16	NDSN	Nordson Corporation	2.02	195.31	3,125
15	ODFL	Old Dominion Freight Line, Inc.	2.01	207.01	3,105
8	TDY	Teledyne Technologies, Inc. (4)	1.99	383.63	3,069
35	TTC	The Toro Company	2.03	89.34	3,127
19	VMI	Valmont Industries, Inc.	2.03	164.77	3,131
110	SPCE	Virgin Galactic Holdings, Inc. (4)	2.00	28.08	3,089

(Continued)

64      Investment Summary

Small/Mid-Cap Advantage Portfolio, Series 2020-3

(Advisors Disciplined Trust 2046)
Portfolio (Continued)
As of the trust inception date, December 4, 2020

Number of Shares	Ticker Symbol	Issuer(1)	Percentage of Aggregate Offering Price	Market Value per Share(1)	Cost of Securities to Trust(2)
COMMON STOCKS — (CONTINUED)

		Industrials — (CONTINUED)
14	WSO	Watsco, Inc.	1.98%	$217.98	$3,052
26	WWD	Woodward, Inc.	1.97	116.73	3,035

		Information Technology — 14.08%
13	CACI	CACI International, Inc. (4)	2.04	242.50	3,153
10	EPAM	EPAM Systems, Inc. (4)	2.07	319.69	3,197
22	MKSI	MKS Instruments, Inc.	2.04	143.21	3,151
10	MPWR	Monolithic Power Systems, Inc.	2.10	324.14	3,241
7	PAYC	Paycom Software, Inc. (4)	1.94	428.48	2,999
19	QRVO	Qorvo, Inc. (4)	1.96	159.13	3,023
8	ZBRA	Zebra Technologies Corporation (4)	1.93	372.37	2,979

		Materials — 13.99%
107	ARNC	Arconic Corporation (4)	2.02	29.10	3,114
21	AVY	Avery Dennison Corporation	2.04	149.87	3,147
48	CMP	Compass Minerals International, Inc.	1.97	63.41	3,044
11	MLM	Martin Marietta Materials, Inc.	2.00	281.15	3,093
26	RS	Reliance Steel & Aluminum Company	2.01	119.47	3,106
21	VMC	Vulcan Materials Company	1.97	144.57	3,036
39	WLK	Westlake Chemical Corporation	1.98	78.56	3,064

			100.00%		$154,418

Notes to Portfolio

(1)	Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s inception date. In accordance with Accounting Standards Codification 820, “Fair Value Measurements”, the trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
(2)	The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $154,418 and $0, respectively.
(3)	This is a security issued by a foreign company.
Common stocks comprise 100.00% of the investments in the trust, broken down by country of organization of the issuer as set forth below:
Denmark	2.03%
Ireland	2.00%
Switzerland	2.00%
United States	93.97%

(4)	This is a non-income producing security.

Investment Summary      65

UNDERSTANDING YOUR INVESTMENT

HOW TO BUY UNITS

You can buy units of a trust on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at www.AAMlive.com. The public offering price of units includes:

•	the net asset value per unit plus
•	organization costs plus
•	the sales fee.

The “net asset value per unit” is the value of the securities, cash and other assets in your trust reduced by the liabilities of your trust divided by the total units or your trust outstanding. We often refer to the public offering price of units as the “offer price” or “purchase price.” The offer price will be effective for all orders received prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time). If we receive your order prior to the close of regular trading on the New York Stock Exchange or authorized financial professionals receive your order prior to that time and properly transmit the order to us by the time that we designate, then you will receive the price computed on the date of receipt. If we receive your order after the close of regular trading on the New York Stock Exchange, if authorized financial professionals receive your order after that time or if orders are received by such persons and are not transmitted to us by the time that we designate, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to us in a timely manner. Certain broker-dealers may charge a transaction or other fee for processing unit purchase orders.

Value of the Securities. We determine the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. We generally determine the value of securities using the last sale price for securities traded on a national securities exchange. For this purpose, the trustee provides us closing prices from a reporting service approved by us. In some cases we will price a security based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will only do this if a security is not principally traded on a national securities exchange or if the market quotes are unavailable or inappropriate.

We determined the initial prices of the securities shown under each “Portfolio” section in this prospectus as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

Organization Costs. During the initial offering period, part of the value of the units represents an amount that will pay the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, a portfolio consultant’s security selection fee (if any), federal and state registration fees, the initial fees and expenses of the trustee and the initial audit. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier.

The value of your units will decline when your trust pays these costs.

Sales Fee. The maximum sales fee is shown under “Fees and Expenses” for your trust and is 2.75% of the public offering price per unit at the time of purchase.

66      Understanding Your Investment

You pay a fee in connection with purchasing units. We refer to this fee as the “transactional sales fee”. The transactional sales fee has both an initial and a deferred component. The transactional sales fee equals 2.25% of the public offering price per unit based on a $10 public offering price per unit. The percentage amount of the transactional sales fee is based on the unit price on your trust’s inception date. The transactional sales fee equals the difference between the total sales fee and the creation and development fee. As a result, the percentage and dollar amount of the transactional sales fee will vary as the public offering price per unit varies. The transactional sales fee does not include the creation and development fee which is described under “Fees and Expenses” for your trust.

You pay the initial sales fee, if any, at the time you buy units. The initial sales fee is the difference between the total sales fee percentage (maximum of 2.75% of the public offering price per unit) and the sum of the remaining fixed dollar deferred sales fee and the total fixed dollar creation and development fee. The initial sales fee will be 0.00% of the public offering price per unit at a public offering price per unit of $10. If the public offering price per unit exceeds $10, you will be charged an initial sales fee equal to the difference between the total sales fee percentage (maximum of 2.75% of the public offering price per unit) and the sum of the remaining fixed dollar deferred sales fee and total fixed dollar creation and development fee. The deferred sales fee is fixed at $0.225 per unit. Your trust pays the deferred sales fee in equal monthly installments as described under “Fees and Expenses” for your trust. If you redeem or sell your units prior to collection of the total deferred sales fee, you will pay any remaining deferred sales fee upon redemption or sale of your units.

Since the deferred sales fee and creation and development fee are fixed dollar amounts per unit, your trust must charge these amounts per unit regardless of any decrease in net asset value. As a result, if the public offering price per unit falls to less than $10 (resulting in the maximum sales fee percentage being a dollar amount that is less than the combined fixed dollar amounts of the deferred sales fee and creation and development fee) your initial sales fee will be a credit equal to the amount by which these fixed dollar fees exceed the sales fee at the time you buy units. In such a situation, the value of securities per unit would exceed the public offering price per unit by the amount of the initial sales fee credit and the value of those securities will fluctuate, which could result in a benefit or detriment to unitholders that purchase units at that price. The initial sales fee credit is paid by the sponsor and is not paid by the trust.

If you purchase units after the last deferred sales fee payment has been assessed, the secondary market sales fee is equal to 2.75% of the public offering price and does not include deferred payments (i.e. unitholders who buy in the secondary market after collection of the deferred sales fees are not charged deferred sales fees).

Minimum Purchase. The minimum amount you can purchase appears under “Essential Information” for your trust, but such amounts may vary depending on your selling firm.

Reducing Your Sales Fee. We offer a variety of ways for you to reduce the fee you pay. It is your financial professional’s responsibility to alert us of any discount when you order units. Except as expressly provided herein, you may not combine discounts. Since the deferred sales fee and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of any discounts. However, if you are eligible to receive a discount such

Understanding Your Investment      67

that your total sales fee is less than the fixed dollar amounts of the deferred sales fee and the creation and development fee, we will credit you the difference between your total sales fee and these fixed dollar fees at the time you buy units.

Fee Accounts. Investors may purchase units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge investor accounts (“Fee Accounts”) periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with an investment account for which a comprehensive “wrap fee” charge (“Wrap Fee”) is imposed. You should consult your financial advisor to determine whether you can benefit from these accounts. To purchase units in these Fee Accounts, your financial advisor must purchase units designated with one of the Fee Account CUSIP numbers, if available. Please contact your financial advisor for more information. If units are purchased for a Fee Account and the units are subject to a Wrap Fee in such Fee Account (i.e., the trust is “Wrap Fee Eligible”) then investors may be eligible to purchase units in these Fee Accounts that are not subject to the transactional sales fee but will be subject to the creation and development fee that is retained by the sponsor. For example, this table illustrates the sales fee you will pay as a percentage of the initial $10 public offering price per unit (the percentage will vary with the unit price).

Initial sales fee	0.00%
Deferred sales fee	0.00%
Transactional sales fee	0.00%
Creation and development fee	0.50%
Total sales fee	0.50%

This discount applies only during the initial offering period. Certain Fee Account investors may be assessed transaction or other fees on the purchase and/or redemption of units by their broker-dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a trust.

Employees. We waive the transactional sales fee for purchases made by officers, directors and employees (and immediate family members) of the sponsor and its affiliates. These purchases are not subject to the transactional sales fee but will be subject to the creation and development fee. We also waive a portion of the sales fee for purchases made by officers, directors and employees (and immediate family members) of selling firms. These purchases are made at the public offering price per unit less the applicable regular dealer concession. Immediate family members for the purposes of this section include your spouse, children (including step-children) under the age of 21 living in the same household, and parents (including step-parents). These discounts apply to initial offering period and secondary market purchases. All employee discounts are subject to the policies of the related selling firm, including but not limited to, householding policies or limitations. Only officers, directors and employees (and their immediate family members) of selling firms that allow such persons to participate in this employee discount program are eligible for the discount.

Dividend Reinvestment Plan. We do not charge any sales fee when you reinvest distributions from your trust into additional units of your trust. This sales fee discount applies to initial offering period and secondary market purchases. Since the deferred sales fee and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee or creation and development fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time.

68      Understanding Your Investment

Retirement Accounts. Your portfolio may be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed.

HOW TO SELL YOUR UNITS

You can sell or redeem your units on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at www.AAMlive.com or through your financial professional. The sale and redemption price of units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you sell or redeem units during the initial offering period. The sale and redemption price is sometimes referred to as the “liquidation price.” You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction or other fee for processing unit redemption or sale requests.

Selling Units. We may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current net asset value, provided that you will not pay any remaining creation and development fee or organization costs if you sell units during the initial offering period. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current redemption price.

Redeeming Units. You may also redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open. The redemption price that you will receive for units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you redeem units during the initial offering period. You will pay any remaining deferred sales fee at the time you redeem units. You will receive the net asset value for a particular day if the trustee receives your completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange that are properly transmitted to the trustee by the time designated by the trustee, are priced based on the date of receipt. Redemption requests received by the trustee after the close of regular trading on the New York Stock Exchange, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the trustee until after the time designated by the trustee, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the trustee so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will receive the next net asset value computed after the trustee receives your completed request.

If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take two business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or

Understanding Your Investment      69

evaluation of the securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

You can request an in-kind distribution of the securities underlying your units if you tender at least 2,500 units for redemption (or such other amount as required by your financial professional’s firm). This option is generally available only for securities traded and held in the United States. The trustee will make any in-kind distribution of securities by distributing applicable securities in book entry form to the account of your financial professional at Depository Trust Company. You will receive whole shares of the applicable securities and cash equal to any fractional shares. You may not request this option in the last 30 days of your trust’s life. We may discontinue this option upon sixty days notice.

Rollover Option. Your trust’s strategy may be a long-term investment strategy designed to be followed on an annual basis. You may achieve more consistent long-term investment results by following the strategy. As part of the strategy, we currently intend to offer a subsequent series of your trust for a rollover when the current trust terminates. When your trust terminates you will have the option to (1) participate in a rollover and have your units reinvested into a subsequent trust series through a cash rollover as described in this section, (2) receive an in-kind distribution of securities or (3) receive a cash distribution.

If you elect to participate in a rollover, your units will be redeemed on your trust’s termination date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series, if available, at the public offering price for the new trust. The trustee will attempt to sell securities to satisfy the redemption as quickly as practicable on the termination date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the securities and could impact the length of the sale period. The liquidity of any security depends on the daily trading volume of the security and the amount available for redemption and reinvestment on any day.

Units of a subsequent trust series purchased with rollover proceeds would be subject to the sales fees and applicable expenses set forth in the prospectus for such trust. Such fees and expenses will reduce the returns you experience over time.

We intend to make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as current trusts. We cannot guarantee that a rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the trust procedures. We may, in our sole discretion, modify a rollover or stop creating units of any future trust at any time regardless of whether all proceeds of unitholders have been reinvested in a rollover. We may decide not to offer a rollover option upon sixty days notice. Cash which has not been reinvested in a rollover will be distributed to unitholders shortly after the termination date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a rollover but may not be entitled to a deduction for capital losses due to the “wash sale” tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See “Understanding Your Investment—Taxes”.

DISTRIBUTIONS

Distributions. Your trust generally pays distributions of its net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. If your trust is a “grantor trust” for federal tax purposes, the trust will generally only make a distribution if the total cash held for distribution equals at least 0.1% of the trust’s net asset value

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as determined under the trust agreement. The record and distribution dates and the tax status are shown under “Essential Information” in the “Investment Summary” section of this prospectus for your trust. In some cases, your trust might pay a special distribution if it holds an excessive amount of cash pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. Your trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it is structured as a “regulated investment company” for federal tax purposes. The amount of your distributions will vary from time to time as companies change their dividends and other income distributions or trust expenses change.

When your trust receives dividends and other income distributions from a portfolio security, the trustee credits such payments to the trust’s accounts. In an effort to make relatively regular income distributions, if your trust is a “regulated investment company” for tax purposes and makes monthly distributions, your trust’s monthly income distribution is equal to one twelfth of the estimated net annual income distributions to be received by your trust after deduction of trust operating expenses. Because a trust does not receive income distributions from the portfolio securities at a constant rate throughout the year, the income distributions to unitholders from such a trust may be more or less than the amount credited to your trust accounts as of the record date. For the purpose of minimizing fluctuation in income distributions, the trustee is authorized to advance such amounts as may be necessary to provide income distributions of approximately equal amounts. The trustee will be reimbursed, without interest, for any such advances from available income received by a trust on the ensuing record date.

Reports. The trustee or your financial professional will make available to you a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust’s activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

INVESTMENT RISKS

All investments involve risk. This section describes the main risks that can impact the value of the securities in your portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

Market Risk. Market risk is the risk that the value of the securities in your trust will fluctuate. This could cause the value of your units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, or ratings on a security. Even though we supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a security solely because the market value falls as is possible in a managed fund. First detected in late 2019, COVID-19 spread rapidly around the globe which led the World Health Organization to declare the COVID-19 outbreak a pandemic in March 2020. The COVID-19 pandemic has adversely affected commercial activities, disrupted supply chains and greatly increased market volatility. Many countries have reacted to this crisis through prevention measures, such as quarantines, and government intervention, including placing restrictions on travel and business operations. These measures along with the general uncertainty caused from this pandemic has resulted in a decline in consumer demand across many industries and imposed significant costs on governmental and business entities. The potential economic impacts of the COVID-19 pandemic, or any future public health crisis, are impossible

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to predict and could result in adverse market conditions which may negatively impact the performance of the securities in the portfolio and your trust.

Selection Risk. Selection risk is the risk that the securities selected for inclusion by your trust or by a fund’s management will underperform the markets, relevant indices or the securities selected by other funds with similar investment objectives and investment strategies. This means you may lose money or earn less money than other comparable investments.

Equity Securities. Your trust and/or certain funds held by your trust may invest in securities representing equity ownership of a company. Investments in such securities are exposed to risks associated with the companies issuing the securities, the sectors and geographic locations they are involved in and the markets that such securities are traded on among other risks as described herein.

Fixed Income Securities. Certain funds held by your trust may invest in fixed income securities and similar securities. Fixed income securities involve certain unique risks such as credit risk and interest rate risk among other things as described in greater detail below.

Dividend Payment Risk. Dividend payment risk is the risk that an issuer of a security is unwilling or unable to pay income on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer’s board of directors and the amount of any dividend may vary over time. The COVID-19 pandemic has resulted in a decline in economic activity and caused many companies to reduce the level of dividends declared and many companies may be unwilling or unable to declare dividends for the foreseeable future. It is also possible that current or future government aid programs could limit companies from paying dividends as a condition to receiving government aid or discourage companies from doing so.

Credit Risk. Credit risk is the risk that a borrower is unable to meet its obligation to pay principal or interest on a security held by a fund. This could cause the value of your units to fall and may reduce the level of dividends a fund pays which would reduce your income. The COVID-19 pandemic has resulted in a decline in economic activity which could negatively impact the ability of borrowers to make principal or interest payment on securities, when due.

Interest Rate Risk. Interest rate risk is the risk that the value of fixed income securities and similar securities held by a fund will fall if interest rates increase. Bonds and other fixed income securities typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes. The securities in your trust may be subject to a greater risk of rising interest rates than would normally be the case due to the current period of relatively low rates.

Income Payment Risk. Income payment risk is the risk that an issuer of a security is unwilling or unable to meet its obligation to pay income and/or principal on the security.

Call Risk. Call risk is the risk that the issuer redeems or “calls” a security. An issuer might call a security if interest rates fall and the security pays a higher interest or dividend rate or if it no longer needs the money for the original purpose. If an issuer calls a security, your trust will distribute the proceeds to you but your future income distributions will fall. You might not be able to reinvest these proceeds at as high a yield. A security’s call price could be less than the price your trust paid for the security and could be below the security’s original par or face value. You could also receive less than the amount you paid for your units. If enough securities in your trust are called, your trust could terminate early. Some or all of the securities may also be subject to

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extraordinary optional or mandatory redemptions if certain events occur, such as certain changes in tax laws, the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the securities were used, and various other events. The call provisions, if any, are described in general terms in the “Portfolio” under “Redemption Provisions” for your trust.

Closed-End Funds. Your portfolio may invest in shares of closed-end investment companies. Closed-end funds are subject to various risks, including but not limited to management’s ability to meet the closed-end fund’s investment objective including when the underlying securities are redeemed or sold, risks associated with the use of leverage and borrowing and risks associated with shares of the fund trading at a discount or premium to the fund’s net asset value. You should understand the section titled “Understanding Your Investment—Closed-End Funds” before you invest.

Non-Diversification Risk. Certain funds held by your trust may be classified as “non-diversified”. Such funds may be more exposed to the risks associated with and developments affecting an individual issuer, industry and/or asset class than a fund that invests more widely.

Business Development Company Risk. Your trust and/or certain funds held by your trust may invest in business development companies (“BDCs”). BDCs are closed-end investment companies that have elected to be treated as business development companies under the Investment Company Act of 1940. BDCs are required to hold at least 70% of their investments in eligible assets which include, among other things, (i) securities of eligible portfolio companies (generally, domestic companies that are not investment companies and that cannot have a class of securities listed on a national securities exchange or have securities that are marginable that are purchased from that company in a private transaction), (ii) securities received by the BDC in connection with its ownership of securities of eligible portfolio companies, or (iii) cash, cash items, government securities, or high quality debt securities maturing one year or less from the time of investment. BDCs’ ability to grow and their overall financial condition is impacted significantly by their ability to raise capital. In addition to raising capital through the issuance of common stock, BDCs may engage in borrowing. This may involve using revolving credit facilities, the securitization of loans through separate wholly-owned subsidiaries and issuing of debt and preferred securities. BDCs are less restricted than other closed-end funds as to the amount of debt they can have outstanding. These borrowings, also known as leverage, magnify the potential for gain or loss on amounts invested and, accordingly, the risks associated with investing in BDC securities. While the value of a BDC’s assets increases, leveraging would cause the net value per share of BDC common stock to increase more sharply than it would have had such BDC not leveraged. However, if the value of a BDC’s assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had such BDC not leveraged. In addition to decreasing the value of a BDC’s common stock, it could also adversely impact a BDC’s ability to make dividend payments. A BDC’s credit rating may change over time which could adversely affect its ability to obtain additional credit and/or increase the cost of such borrowing. Agreements governing a BDC’s credit facilities and related funding and service agreements may contain various covenants that limit the BDC’s discretion in operating its business along with other limitations. Any defaults may restrict the BDC’s ability to manage assets securing related assets, which may adversely impact the BDC’s liquidity and operations. BDCs may enter into hedging transaction and utilize derivative instruments such as forward contracts, options and swaps. Unanticipated movements and improper correlation of hedging instruments may prevent a BDC from hedging against exposure to risk of loss. BDCs may issue options, warrants, and rights to convert to voting securities to its officers, employees and board members. Any issuance of

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derivative securities requires the approval of the company’s board of directors and authorization by the company’s shareholders. A BDC may operate a profit-sharing plan for its employees, subject to certain restrictions.

BDC investments are frequently not publicly traded and, as a result, there is uncertainty as to the value and liquidity of those investments. BDCs may use independent valuation firms to value their investments and such valuations may be uncertain, be based on estimates and/or differ materially from that which would have been used if a ready market for those investments existed. The value of a BDC could be adversely affected if its determinations regarding the fair value of investments was materially higher than the value realized upon sale of such investments. Due to the relative illiquidity of certain BDC investments, if a BDC is required to liquidate all or a portion of its portfolio quickly, it may realize significantly less than the value at which such investments are recorded. Further restrictions may exist on the ability to liquidate certain assets to the extent that subsidiaries or related parties have material non-public information regarding such assets. BDCs are required to make available significant managerial assistance to their portfolio companies. Significant managerial assistance refers to any arrangement whereby a BDC provides significant guidance and counsel concerning the management, operations, or business objectives and policies of a portfolio company. Examples of such activities include arranging financing, managing relationships with financing sources, recruiting management personnel, and evaluating acquisition and divestiture opportunities. BDCs are frequently externally managed by an investment adviser which may also provide this external managerial assistance to portfolio companies. Such investment adviser’s liability may be limited under its investment advisory agreement, which may lead such investment adviser to act in a riskier manner than it would were it investing for its own account. Such investment advisers may be entitled to incentive compensation which may cause such adviser to make more speculative and riskier investments than it would if investing for its own account. Such compensation may be due even in the case of declines to the value of a BDC’s investments.

BDCs frequently have high expenses which may include, but are not limited to, the payment of management fees, administration expenses, taxes, interest payable on debt, governmental charges, independent director fees and expenses, valuation expenses, and fees payable to third parties relating to or associated with making investments. If your trust invests in BDCs, then your trust will indirectly bear these expenses. These expenses may fluctuate significantly over time. If a BDC fails to maintain its status as a BDC it may be regulated as a closed-end fund which would subject such BDC to additional regulatory restrictions and significantly decrease its operating flexibility. In addition, such failure could trigger an event of default under certain outstanding indebtedness which could have a material adverse impact on its business.

Investment in Other Investment Companies. As with other investments, investments in other investment companies are subject to market and selection risk. In addition, if/when your trust acquires shares of investment companies shareholders bear both their proportionate share of fees and expenses in your trust and, indirectly, the expenses of the underlying investment companies. Investment companies’ expenses are subject to the risk of fluctuation including in response to fluctuation in a fund’s assets. Accordingly, a fund’s actual expenses may vary from what is indicated at the time of investment by your trust. There are certain regulatory limitations on the ability of your trust to hold other investment companies which may impact your trust’s ability to invest certain funds, may impact the weighting of a fund in your trust’s portfolio and may impact your trust’s ability to issue additional units in the future.

Sector Concentration Risk. Sector concentration risk is the risk that the value of your trust is more susceptible to fluctuations based on factors

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that impact a particular sector because the exposure to such sectors through the securities held by your trust or through the securities in the funds held by your trust are concentrated within a particular sector. A portfolio “concentrates” in a sector when securities in a particular sector make up 25% or more of the portfolio. Refer to the “Principal Risks” in the “Investment Summary” section for your trust in this prospectus for sector concentrations.

Your trust may invest significantly in companies within the basic materials sector. Companies in the basic materials sector are engaged in the manufacture, mining, processing, or distribution of raw materials and intermediate goods used in the industrial sector. These may include materials and products such as chemicals, commodities, forestry products, paper products, copper, iron ore, nickel, steel, aluminum, precious metals, textiles, cement and gypsum. General risks of the basic materials industry include the general state of the economy, consolidation, domestic and international politics, price and supply fluctuations, technical progress, labor relations, government regulations, volatile interest rates, consumer spending trends, overall capital spending levels and excess capacity. In addition, basic materials companies may also be significantly affected by volatility of commodity prices, currency exchange rates, import controls, worldwide competition, depletion of resources, and mandated expenditures for safety and pollution control devices. These companies are also at risk for environmental damage and product liability claims. Production of industrial materials often exceeds demand as a result of overbuilding or economic downturns, which may lead to poor investment returns.

Certain funds held by your trust may invest significantly in securities of energy companies and may include significant investments in midstream energy companies. Energy companies include, but are not limited to, companies that explore for, produce, refine, transport, store, gather, process, distribute or sell petroleum, gas products or consumable fuels, or provide parts or services to petroleum, gas or consumable fuel companies. Midstream energy companies include, but are not limited to, companies that treat, transport, store, gather, process, distribute or market petroleum, gas products or consumable fuels. These companies are subject to volatile fluctuations in price and supply of energy fuels and can be impacted by international politics, including wars and hostilities, supply and demand, depletion, rising interest rates, exploration activities, policy shifts by governmental entities and intergovernmental entities such as OPEC, weather, terrorist attacks, reduced demand as a result of increases in energy efficiency and energy conservation, the success of exploration projects, clean-up and litigation costs relating to oil spills and environmental damage, and tax and other regulatory policies of various governments. Natural disasters will also impact companies in the energy industry. Oil production and refining companies are subject to extensive federal, state and local governmental laws and regulations regarding air emissions and the disposal of hazardous materials. Companies engaged in the exploration, development, management or production of energy commodities face the risk that commodity reserves are depleted over time, or that estimates of such reserves are overstated or will not be produced in the time periods anticipated.

Your trust may invest significantly in securities of health care companies. Companies in the health care industry are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may

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have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product’s transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians’ confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.

Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of prepaid healthcare plans. We are unable to predict the effect of any of these proposals, if enacted, on the issuers of securities in your trust.

Your trust may invest significantly in securities of industrials companies. General risks of industrials companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. Capital goods companies may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, labor relations, government regulations, government contracts and ecommerce initiatives. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny.

Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction materials and equipment manufacturers.

Foreign Issuer Risk. Your trust and/or certain funds held by your trust may invest in the securities of foreign issuers. An investment in securities of foreign issuers involves certain risks that are different in some respects from an investment in securities of domestic issuers. These include risks associated with future political and economic developments, international trade conditions, foreign withholding taxes, liquidity concerns, currency fluctuations, volatility, restrictions on foreign investments and exchange of securities, potential for expropriation of assets, confiscatory taxation, difficulty in obtaining or enforcing a court judgment, potential inability to collect when a company goes bankrupt and economic, political or social instability. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy for reasons including differences in growth of gross domestic product, rates of inflation, capital reinvestment, resources, self-sufficiency and balance of payments positions There may be less publicly available information about a foreign issuer than is available from a domestic issuer as a result of different accounting, auditing and financial reporting standards. Some foreign markets are less liquid than U.S. markets which could cause securities to be bought at a higher price or sold at a lower price than would be the case in a highly liquid market.

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Brokerage and other transaction costs on foreign exchanges are often higher than in the U.S. and there is generally less governmental supervision of exchanges, brokers and issuers in foreign countries. The increased expense of investing in foreign markets may reduce the amount an investor can earn on its investments and typically results in a higher operating expense ratio than investments in only domestic securities. Custody of certain securities may be maintained by a global custody and clearing institution. Settlement and clearance procedures in certain foreign markets differ significantly from those in the U.S. Foreign settlement and clearance procedures and trade regulations also may involve certain risks (such as delays in payment for or delivery of securities) not typically associated with the settlement of domestic securities. Round lot trading requirements exist in certain foreign securities markets which could cause the proportional composition and diversification of your trust’s and/or a fund’s portfolio to vary when your trust or a fund buys or sells securities.

Currency Risk. Because securities of foreign issuers not listed on a U.S. securities exchange generally pay income and trade in foreign currencies, the U.S. dollar value of these securities and income will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons. Generally, when the U.S. dollar rises in value against a foreign currency, a security denominated in that currency loses value because the currency is worth fewer U.S. dollars. Conversely, when the U.S. dollar decreases in value against a foreign currency, a security denominated in that currency gains value because the currency is worth more U.S. dollars. This risk, generally known as “currency risk,” means that a strong U.S. dollar will reduce returns for U.S. investors while a weak U.S. dollar will increase those returns.

Depositary Receipts Risk. Your trust and/or certain funds held by your trust may invest in stocks held in the form of depositary receipts. Depositary receipts represent receipts for foreign common stock deposited with a custodian (which may include the trustee of your trust). Depositary receipts generally involve the same types of risks as foreign common stock held directly. Some depositary receipts may experience less liquidity than the underlying common stocks traded in their home market. Certain depositary receipts are unsponsored (i.e. issued without the participation or involvement of the issuer of the underlying security). The issuers of unsponsored depositary receipts are not obligated to disclose information that may be considered material in the U.S. Therefore, there may be less information available regarding these issuers and, as a result, there may not be a correlation between certain information impacting a security and the market value of the depositary receipts.

Emerging Markets. Your trust and/or certain funds held by your trust may invest in certain securities issued by entities located in emerging markets. Emerging markets are generally defined as countries in the initial states of their industrialization cycles with low per capita income. The markets of emerging markets countries are generally more volatile than the markets of developed countries with more mature economies. Emerging market companies are also subject to a greater risk of market closure, exchange delistings and lower quality or less available financial infor mation. All of the risks of investing in foreign securities described above are heightened by investing in emerging markets countries.

Supranational Entities’ Securities. Certain funds held by your trust may invest in obligations issued by supranational entities such as the International Bank for Reconstruction and Development (the World Bank). The government members, or “stockholders,” usually make initial capital contributions to supranational entities and in many cases are committed to make additional capital contributions if a supranational entity is unable to repay its borrowings. There is no guarantee that one or more stockholders of a supranational entity will continue to make any necessary additional capital contributions. If such

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contributions are not made, the entity may be unable to pay interest or repay principal on its debt securities, and a fund may lose money on such investments.

Small and Mid-Size Companies. Your trust and/or certain funds held by your trust may invest in securities issued by small and mid-size companies. The share prices of these companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information. In particular, companies with smaller capitalizations may be less financially secure, depend on a smaller number of key personnel and generally be subject to more unpredictable price changes than larger, more established companies and the markets as a whole. Smaller capitalization and emerging growth companies may be particularly sensitive to changes in interest rates, borrowing costs and earnings.

Bond Quality Risk. Bond quality risk is the risk that a bond will fall in value if a rating agency decreases or withdraws the bond’s rating.

Prepayment Risk. When interest rates fall, among other factors, the issuer of a security may prepay their obligations earlier than expected. Such prepayments will result in early distributions to a fund holding such security and such funds may be unable to reinvest such amounts at the yields originally invested which could adversely impact the funds and your trust. Certain bonds held by the funds may include call provisions which expose such funds and your trust to call risk. Call risk is the risk that the issuer prepays or “calls” a bond before its stated maturity. An issuer might call a bond if interest rates, in general fall and the bond pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a bond, a fund holding such bond will receive principal but future interest distributions will fall. Such fund might not be able to reinvest this principal at as high a yield. A bond’s call price could be less than the price paid for the bond and could be below the bond’s par value. Certain bonds may also be subject to extraordinary optional or mandatory redemptions if certain events occur, such as certain changes in tax laws, the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used, and various other events.

Extension Risk. When interest rates rise, among other factors, issues of a security may pay off obligations more slowly than expected causing the value of such obligations to fall.

Market Discount. Certain funds held by your trust may invest in bonds whose current market values were below the principal value on the purchase date. A primary reason for the market value of such bonds being less than the principal value is that the interest rate of such bonds is at a lower rate than the current market interest rates for comparable bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity.

Premium Bonds. Certain funds held by your trust may invest in bonds whose current market values were above the principal value on the purchase date. A primary reason for the market value of such bonds being higher than the principal value is that the interest rate of such bonds is at a higher rate than the current market interest rates for comparable bonds. The current returns of bonds trading at a market premium are initially higher than the current returns of comparable bonds issued at currently prevailing interest rates because premium bonds tend to decrease in market value as they approach maturity when the principal value becomes payable. Because part of the purchase price is effectively returned not at maturity but through current income payments, early redemption of a premium bond at par or any other amount below the purchase price will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may occur at times when

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the bonds have a market value that represents a premium over par or, for original issue discount securities, a premium over the accreted value.

Municipal Bonds. Certain funds held by your trust may invest in municipal bonds. Municipal bonds are debt obligations issued by states or by political subdivisions or authorities of states. Municipal bonds are typically designated as general obligation bonds, which are general obligations of a governmental entity that are backed by the taxing power of such entity, or revenue bonds, which are payable from the income of a specific project or authority and are not supported by the issuer’s power to levy taxes. Municipal bonds are long-term fixed rate debt obligations that generally decline in value with increases in interest rates, when an issuer’s financial condition worsens or when the rating on a bond is decreased. Many municipal bonds may be called or redeemed prior to their stated maturity, an event which is more likely to occur when interest rates fall. In such an occurrence, a fund may not be able to reinvest the money it receives in other bonds that have as high a yield or as long a maturity. Many municipal bonds are subject to continuing requirements as to the actual use of the bond proceeds or manner of operation of the project financed from bond proceeds that may affect the exemption of interest on such bonds from federal income taxation. The market for municipal bonds is generally less liquid than for other securities and therefore the price of municipal bonds may be more volatile and subject to greater price fluctuations than securities with greater liquidity. In addition, an issuer’s ability to make income distributions generally depends on several factors including the financial condition of the issuer and general economic conditions. Any of these factors may negatively impact the price of municipal bonds held by a fund and would therefore impact the price of both the fund shares and your trust units. The COVID-19 pandemic has and continues to adversely affect the financial condition of many states and political subdivisions both through costs associated with combatting the COVID-19 pandemic and by negatively impacting tax revenue streams. The full impact of the COVID-19 pandemic on state and political subdivisions’ ability to make payments on debt obligations is impossible to predict, but could negatively impact the value of bonds, the ability of state and political subdivisions to make payments when due and the performance of your trust.

California Risks. Because the Cohen & Steers California Municipal Closed-End Portfolio invests in closed-end funds that invest primarily in California municipal securities, that trust is more susceptible to the adverse economic, political or regulatory occurrences affecting the state of California and issuers of California municipal securities. The creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the state of California, and that there is no obligation on the part of the state to make payment on such local obligations in the event of default.

The state of California, as the rest of the nation, has been slowly emerging from an economic recession that began at the end of 2007, marked in California by high unemployment, a steep contraction in housing construction and home values, a drop in state-wide assessed valuation of property for the first time on record, a year-over-year decline in personal income in California for the first time in 60 years, and a sharp drop in taxable sales. California is still in the process of recovering and continues to face significant financial challenges.

All outstanding general obligation bonds of the State are currently rated “AA-” by Standard and Poor’s and “Aa2” by Moody’s. Further information concerning California risk factors may be obtained upon request to the sponsor as described in “Additional Information.”

Sovereign Debt. Certain funds held by your trust may invest in sovereign debt. Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay

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interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity’s debt position in relation to the economy or the failure to put in place required economic reforms. If a governmental entity defaults, it may ask for more time in which to pay or for further loans. There is no legal process for collecting sovereign debt that a government does not pay nor are there bankruptcy proceedings through which all or part of the sovereign debt that a governmental entity has not repaid may be collected.

U.S. Government Obligations Risk. Certain funds held by your trust may invest in obligations of the U.S. Government. Obligations of U.S. Government agencies, authorities, instrumentalities and sponsored enterprises have historically involved little risk of loss of principal if held to maturity. However, not all U.S. Government securities are backed by the full faith and credit of the United States. Obligations of certain agencies, authorities, instrumentalities and sponsored enterprises of the U.S. Government are backed by the full faith and credit of the United States (e.g., the Government National Mortgage Association); other obligations are backed by the right of the issuer to borrow from the U.S. Treasury (e.g., the Federal Home Loan Banks) and others are supported by the discretionary authority of the U.S. Government to purchase an agency’s obligations. Still others are backed only by the credit of the agency, authority, instrumentality or sponsored enterprise issuing the obligation. No assurance can be given that the U.S. Government would provide financial support to any of these entities if it is not obligated to do so by law.

U.S. Treasury Obligations. Certain funds held by your trust may invest in U.S. Treasury obligations. U.S. Treasury obligations are direct obligations of the United States which are backed by the full faith and credit of the United States. The value of U.S. Treasury obligations will be adversely affected by decreases in bond prices and increases in interest rates.

High Yield or “Junk” Securities. Certain funds held by your trust may invest in high yield securities or unrated securities. High yield, high risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer’s creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments. High yield or “junk” securities, the generic names for securities rated below “BBB” by Standard & Poor’s or “Baa” by Moody’s, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Securities rated below BBB or Baa are considered speculative as these ratings indicate a quality of less than investment grade. Because high yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree. The market for high yield securities is smaller and less liquid than that for investment grade securities. High yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high yield securities, the bid-offer spread on such securities is generally greater than it is for investment grade securities and the purchase or sale of such securities may take longer to complete.

Senior Loans. Certain funds held by your trust may invest in senior loans and similar transactions. Senior loans are issued by banks, other financial institutions and other investors to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions,

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stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. An investment by the funds in senior loans and similar transactions involves risk that the borrowers under such transactions may default on their obligations to pay principal or interest when due. Although senior loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower’s obligation in the event of non-payment or that such collateral could be readily liquidated. Senior loans are typically structured as floating rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on funds investing in senior loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment. Additionally, senior loans generally have floating interest rates that may be tied to LIBOR, which is currently set to be phased out by 2021. The potential phase out of LIBOR could adversely affect the value of investments tied to LIBOR. Senior loans are generally below investment grade quality and may be unrated at the time of investment. Senior loans may not fall within the definition of “securities” and are generally not registered with the SEC and therefore an investor in senior loans may not receive the protection of the federal securities laws. Senior loans are also generally not registered with state securities commissions and are generally not listed on any securities exchange. In addition, the amount of public information available on senior loans is generally less extensive than that available for other types of securities.

Convertible Securities. Certain funds held by your trust may invest in convertible securities. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security’s market value also tends to reflect the market price of the common stock of the issuing company, particularly when that stock price is greater than the convertible security’s “conversion price.” The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security. Thus, it may not decline in price to the same extent as the underlying common stock. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company’s common stockholders. Consequently, an issuer’s convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations.

Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock, as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for a potential loss.

Floating Rate Instruments. Certain funds held by your trust may invest in floating

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rate securities. A floating rate security is an instrument in which the interest rate payable on the obligation fluctuates on a periodic basis based upon changes in a benchmark, often related to interest rates. As a result, the yield on such a security will generally decline with negative changes to the benchmark, causing your trust to experience a reduction in the income it receives from such securities. A sudden and significant increase in the applicable benchmark may increase the risk of payment defaults and cause a decline in the value of the security.

Asset-Backed Securities. Certain funds held by your trust may invest in asset-backed securities (“ABS”). ABS are securities backed by pools of loans or other receivables. ABS are created from many types of assets, including auto loans, credit card receivables, home equity loans, and student loans. ABS are issued through special purpose vehicles that are bankruptcy remote from the issuer of the collateral. The credit quality of an ABS transaction depends on the performance of the underlying assets. To protect ABS investors from the possibility that some borrowers could miss payments or even default on their loans, ABS include various forms of credit enhancement. Some ABS, particularly home equity loan transactions, are subject to interest rate risk and prepayment risk. A change in interest rates can affect the pace of payments on the underlying loans, which in turn, affects total return on the securities. ABS also carry credit or default risk. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in an ABS transaction. Finally, ABS have structure risk due to a unique characteristic known as early amortization, or early payout, risk. Built into the structure of most ABS are triggers for early payout, designed to protect investors from losses. These triggers are unique to each transaction and can include: a big rise in defaults on the underlying loans, a sharp drop in the credit enhancement level, or even the bankruptcy of the originator. Once early amortization begins, all incoming loan payments (after expenses are paid) are used to pay investors as quickly as possible based upon a predetermined priority of payment.

Mortgage-Backed Securities. Certain funds held by your trust may invest in mortgage-backed securities. Mortgage-backed securities are a type of ABS representing direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property and can include single- and multi-class pass-through securities and collateralized mortgage obligations. Mortgage-backed securities are based on different types of mortgages, including those on commercial real estate or residential properties. These securities often have stated maturities of up to thirty years when they are issued, depending upon the length of the mortgages underlying the securities. In practice, however, unscheduled or early payments of principal and interest on the underlying mortgages may make the securities’ effective maturity shorter than this. Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates, and may reduce the market value of the securities. In addition, mortgage-backed securities are subject to prepayment risk, the risk that borrowers may pay off their mortgages sooner than expected, particularly when interest rates decline. This can reduce the funds’, and therefore your trust’s, returns because the funds may have to reinvest that money at lower prevailing interest rates.

Restricted Securities. Certain funds held by your trust may invest in securities that may only be resold pursuant to Rule 144A under the Securities Act of 1933. Such securities may not be readily marketable. Restricted securities may be sold only to purchasers meeting certain eligibility requirements in privately negotiated transactions or in a public offering with respect to which a registration statement is in effect under the Securities Act. Where registration of such securities under the Securities Act is required, a fund may be obligated to pay all or part of the registration expenses and a considerable period

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may elapse between the time of the decision to sell and the time the fund may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, the fund might obtain a less favorable price than that which prevailed when it decided to sell.

Liquidity Risk. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

Covered Call Option Strategies. Certain funds held by your trust may invest using covered call option strategies. You should understand the risks of these strategies before you invest. In employing a covered call strategy, a closed-end fund will generally write (sell) call options on a significant portion of the fund’s managed assets. These call options will give the option holder the right, but not the obligation, to purchase a security from the fund at the strike price on or prior to the option’s expiration date. The ability to successfully implement the fund’s investment strategy depends on the fund adviser’s ability to predict pertinent market movements, which cannot be assured. Thus, the use of options may require a fund to sell portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the fund can realize on an investment, or may cause the fund to hold a security that it might otherwise sell. The writer (seller) of an option has no control over the time when it may be required to fulfill its obligation as a writer (seller) of the option. Once an option writer (seller) has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. As the writer (seller) of a covered call option, a fund forgoes, during the option’s life, the opportunity to profit from increases in the market value of the security underlying the call option above the sum of the premium and the strike price of the call option, but has retained the risk of loss should the price of the underlying security decline. The value of the options written (sold) by a fund, which will be marked-to-market on a daily basis, will be affected by changes in the value and dividend rates of the underlying securities, an increase in interest rates, changes in the actual or perceived volatility of securities markets and the underlying securities and the remaining time to the options’ expiration. The value of the options may also be adversely affected if the market for the options becomes less liquid or smaller.

An option is generally considered “covered” if a fund owns the security underlying the call option or has an absolute and immediate right to acquire that security without additional cash consideration (or, if required, liquid cash or other assets are segregated by the fund) upon conversion or exchange of other securities held by the fund. In certain cases, a call option may also be considered covered if a fund holds a call option on the same security as the call option written (sold) provided that certain conditions are met. By writing (selling) covered call options, a fund generally seeks to generate income, in the form of the premiums received for writing (selling) the call options. Investment income paid by a fund to its shareholders (such as your trust) may be derived primarily from the premiums it receives from writing (selling) call options and, to a lesser extent, from the dividends and interest it receives from the equity securities or other investments held in the fund’s portfolio and short-term gains thereon. Premiums from writing (selling) call options and dividends and interest payments made by the securities in a fund’s portfolio can vary widely over time.

Preferred Securities. Certain funds held by your trust may invest in preferred securities including preferred stocks, trust preferred securities, subordinated or junior notes and debentures and other similarly structured securities. Preferred securities combine some of the characteristics of common stocks and bonds. Preferred securities generally pay fixed or adjustable rate income in the form of dividends or interest to investors. Preferred securities generally have preference over

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common stock in the payment of income and the liquidation of a company’s assets. However, preferred securities are typically subordinated to bonds and other debt instruments in a company’s capital structure and therefore will be subject to greater credit risk than those debt instruments. Because of their subordinated position in the capital structure of an issuer, the ability to defer dividend or interest payments for extended periods of time without triggering an event of default for the issuer, and certain other features, preferred securities are often treated as equity-like instruments by both issuers and investors, as their quality and value are heavily dependent on the profitability and cash flows of the issuer rather than on any legal claims to specific assets. Most retail-available preferred securities have a $25 par (or “face”) value but can also have par values of $50 or $1,000. Preferred securities are often callable at their par value at some point in time after their original issuance date. Income payments on preferred securities are generally stated as a percentage of these par values although certain preferred securities provide for variable or additional participation payments.

While some preferred securities are issued with a final maturity date, others are perpetual in nature. In certain instances, a final maturity date may be extended and/or the final payment of principal may be deferred at the issuer’s option for a specified time without triggering an event of default for the issuer. Preferred securities generally may be subject to provisions that allow an issuer, under certain conditions, to skip (“non-cumulative” preferred securities) or defer (“cumulative” preferred securities) distributions. The issuer of a non-cumulative preferred security does not have an obligation to make up any arrearages to holders of such securities and non-cumulative preferred securities can defer distributions indefinitely. Cumulative preferred securities typically contain provisions that allow an issuer, at its discretion, to defer distributions payments for up to 10 years. If a preferred security is deferring its distribution, investors may be required to recognize income for tax purposes while they are not receiving any income. In certain circumstances, an issuer of preferred securities may redeem the securities during their life. For certain types of preferred securities, a redemption may be triggered by a change in federal income tax or securities laws. As with call provisions, a redemption by the issuer may negatively impact the return of the security. Preferred security holders generally have no voting rights with respect to the issuing company except in very limited situations, such as if the issuer fails to make income payments for a specified period of time or if a declaration of default occurs and is continuing. Preferred securities may be substantially less liquid than many other securities, such as U.S. government securities or common stock. The federal income tax treatment of preferred securities may not be clear or may be subject to recharacterization by the Internal Revenue Service. Issuers of preferred securities may be in industries that are heavily regulated and that may receive government funding. The value of preferred securities issued by these companies may be affected by changes in government policy, such as increased regulation, ownership restrictions, deregulation or reduced government funding.

Preferred stocks are a category of preferred securities that are typically considered equity securities and make income payments from an issuer’s after-tax profits that are treated as dividends for tax purposes. While they generally provide for specified income payments as a percentage of their par value, these payments generally do not carry the same set of guarantees afforded to bondholders and have higher risks of non-payment or deferral.

Certain preferred securities may be issued by trusts or other special purpose entities established by operating companies, and are therefore not direct obligations of operating companies. At the time a trust or special purpose entity sells its preferred securities to investors, the trust or special purpose entity generally purchases debt of the operating company with terms comparable to those of the trust or special purpose entity

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securities. The trust or special purpose entity, as the holder of the operating company’s debt, has priority with respect to the operating company’s earnings and profits over the operating company’s common shareholders, but is typically subordinated to other classes of the operating company’s debt. Distribution payments of trust preferred securities generally coincide with interest payments on the underlying obligations. Distributions from trust preferred securities are typically treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction or the lower federal tax rates applicable to qualified dividends. Trust preferred securities generally involve the same risks as traditional preferred stocks but are also subject to unique risks, including risks associated with income payments only being made if payments on the underlying obligations are made. Typically, a trust preferred security will have a rating that is below that of its corresponding operating company’s senior debt securities due to its subordinated nature.

Subordinated or junior notes or debentures are securities that generally have priority to common stock and other preferred securities in a company’s capital structure but are subordinated to other bonds and debt instruments in a company’s capital structure. As a result, these securities will be subject to greater credit risk than those senior debt instruments and will not receive income payments or return of principal in the event of insolvency until all obligations on senior debt instruments have been made. Distributions from these securities are typically treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction or the lower federal tax rates applicable to qualified dividends. Investments in subordinated or junior notes or debentures also generally involve risks similar to risks of other preferred securities described above.

Real Estate Related Securities. Your trust and/or certain funds held by your trust may invest in securities providing exposure to real estate investments. Risks associated with the ownership of real estate include, among other factors, changes in general U.S., global and local economic conditions, decline in real estate values, changes in the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, tax rates and other operating expenses, changes in government regulations, faulty construction and the ongoing need for capital improvements, regulatory and judicial requirements, including relating to liability for environmental hazards, changes in neighborhood values and buyer demand, and the unavailability of construction financing or mortgage loans at rates acceptable to developers.

Real Estate Investment Trusts. Your trust and/or certain funds held by your trust may invest in securities issued by REITs. Many factors can have an adverse impact on the performance of a REIT, including its cash available for distribution, the credit quality of the REIT or the real estate industry generally. The success of a REIT depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs. You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if REIT securities are acquired at or near the top of the cycle, there is increased risk of a decline in value of the REIT securities. At various points in time, demand for certain types of real estate may inflate the value of real estate. This may increase

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the risk of a substantial decline in the value of such real estate and increase the risk of a decline in the value of the securities. REITs are also subject to defaults by borrowers and the market’s perception of the REIT industry generally. Because of their structure, and a current legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may adversely affect REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially if REITs issue stock when real estate prices are relatively high and stock prices are relatively low.

Mortgage REITs engage in financing real estate, purchasing or originating mortgages and mortgage-backed securities and earning income from the interest on these investments. Such REITs face risks similar to those of other financial firms, such as changes in interest rates, general market conditions and credit risk, in addition to risks associated with an investment in real estate.

MLPs. Your trust and/or certain funds held by your trust may invest in MLPs. MLPs are limited partnership or limited liability companies that are generally taxed as partnership whose interests are generally traded on securities exchanges. An MLP consists of a general partner and limited partners. The general partner manages the partnership, has an ownership stake in the partnership and is eligible to receive an incentive distribution. The limited partners provide capital to the partnership, have a limited (if any) role in the operation and management of the partnership and receive cash distributions. Unlike stockholders of a corporation, limited partners do not elect directors annually and generally have the right to vote only on certain significant events, such as mergers, a sale of substantially all of the partnership assets, removal of the general partner or material amendments to the partnership agreement. Limited partners generally have first right to a minimum quarterly distribution prior to distributions to the convertible subordinated unit holders or the general partner (including incentive distributions) and typically have arrearage rights if the minimum quarterly distribution is not met. Most MLPs generally operate in the energy natural resources or real estate sector and are subject to the risks generally applicable to companies in those sectors. Those risks include, but are not limited to, commodity pricing risk, supply and demand risk, depletion risk and exploration risk. MLPs are also subject to the risk that authorities could challenge the tax treatment of MLPs for federal income tax purposes which could have a negative impact on the after-tax income available for distribution by the MLPs and/or the value of your trust’s investments.

Royalty and Income Trust Risk. Certain funds held by your trust may invest in royalty and income trusts which generally make single-sector or even single-enterprise investments. Investments by royalty and income trusts are therefore sensitive to business cycles, particularly real estate or commodities trusts, and certain trusts may be considered partnerships and their interests do not provide the same limited liability protection as common stocks. Royalty trusts and income trusts frequently are found in Canada, and an investment in a Canadian trust will be subject to certain additional risks of investing in foreign securities.

Derivatives Risk. Certain funds held by your trust may engage in transactions in derivatives. Derivatives are subject to counterparty risk which is the risk that the other party in a transaction may be unable or unwilling to meet obligations when due. Use of derivatives may increase volatility of a fund and your trust and reduce returns. Fluctuations in the value of derivatives may not correspond with fluctuations of underlying exposures. Unanticipated market movements could result in significant losses on derivative positions including greater losses than

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amounts originally invested and potentially unlimited losses in the case of certain derivatives. There are no assurances that there will be a secondary market available in any derivative position which could result in illiquidity and the inability of a fund to liquidate or terminate positions as valued. Valuation of derivative positions may be difficult and increase during times of market turmoil. Certain derivatives may be used as a hedge against other securities positions however hedging can be subject to the risk of imperfect alignment and there are no assurances that a hedge will be achieved as intended which can pose significant loss to a fund and your trust. Recent legislation has called for significant increases to the regulation of the derivatives market. Regulatory changes and rulemaking is ongoing and the full impact may not be known for some time. This increased regulation may make derivatives more costly, limit the availability of derivatives or otherwise adversely affect the value or performance of derivatives. Examples of increased regulation include, but are not limited to the imposition of clearing and reporting requirements on transactions that fall within the definition of “swap” and “security-based swap”, increased recordkeeping and reporting requirements, changing definitional and registration requirements, and changes to the way that funds’ use of derivatives is regulated. We cannot predict the effects of any new governmental regulation that may be implemented on the ability of a fund to use any financial derivative product, and there can be no assurance that any new governmental regulation will not adversely affect a fund’s ability to achieve its investment objective. The federal income tax treatment of a derivative may not be as favorable as a direct investment in the asset that a derivative provides exposure to which may adversely impact the timing, character and amount of income a fund realizes from its investment. The tax treatment of certain derivatives is unsettled and may be subject to future legislation, regulation or administrative pronouncements.

Swaps. Certain funds held by your trust may invest in swaps. In addition to general risks associated with derivatives described above, swap agreements involve the risk that the party with whom a fund has entered into the swap will default on its obligation to pay a fund and the risk that a fund will not be able to meet its obligations to pay the other party to the agreement. Swaps entered into by a fund may include, but are not limited to, interest rate swaps, total return swaps and/or credit default swaps. In an interest rate swap transaction, two parties exchange rights to receive interest payments, such as exchanging the right to receive floating rate payments based on a reference interest rate for the right to receive fixed rate payments. In addition to the general risks associated with derivatives and swaps described above, interest rate swaps are subject to interest rate risk and credit risk. In a total return swap transaction, one party agrees to pay another party an amount equal to the total return on a reference asset during a specified period of time in return for periodic payments based on a fixed or variable interest rate or on the total return from a different reference asset. In addition to the general risks associated with derivatives and swaps described above, total return swaps could result in losses if the reference asset does not perform as anticipated and these swaps can have the potential for unlimited losses. In a credit default swap transaction, one party makes one or more payments over the term of the contract to the counterparty, provided that no event of default with respect to a specific obligation or issuer has occurred. In return, upon any event of default, such party would receive from the counterparty a payment equal to the par (or other agreed-upon) value of such specified obligation. In addition to general risks associated with derivatives and swaps described above, credit default swaps involve special risks because they are difficult to value, are highly susceptible to liquidity and credit risk, and generally pay a return to the party that has paid the premium only in the event of an actual default by the issuer of the

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underlying obligation (as opposed to a credit downgrade or other indication of financial difficulty).

Forward Foreign Currency Exchange Contracts. Certain funds held by your trust may engage in forward foreign currency exchange transactions. Forward foreign exchange transactions are contracts to purchase or sell a specified amount of a specified currency or multinational currency unit at a price and future date set at the time of the contract. Forward foreign currency exchange contracts do not eliminate fluctuations in the value of non-U.S. securities but rather allow a fund to establish a fixed rate of exchange for a future point in time. This strategy can have the effect of reducing returns and minimizing opportunities for gain.

Indexed and Inverse Securities. Certain funds held by your trust may invest in indexed and inverse securities. In addition to general risks associated with derivatives described above, indexed and inverse securities are subject to risk with respect to the value of the particular index. These securities are subject to leverage risk and correlation risk. Certain indexed and inverse securities have greater sensitivity to changes in interest rates or index levels than other securities, and a fund’s investment in such instruments may decline significantly in value if interest rates or index levels move in a way a fund’s management does not anticipate.

Futures. Certain funds held by your trust may engage in futures transactions. In addition to general risks associated with derivatives described above, the primary risks associated with the use of futures contracts and options are (a) the imperfect correlation between the change in market value of the instruments held by a fund and the price of the futures contract or option; (b) possible lack of a liquid secondary market for a futures contract and the resulting inability to close a futures contract when desired; (c) losses caused by unanticipated market movements, which are potentially unlimited; (d) the investment adviser’s inability to predict correctly the direction of securities prices, interest rates, currency exchange rates and other economic factors; and (e) the possibility that the counterparty will default in the performance of its obligations. While futures contracts are generally liquid instruments, under certain market conditions they may become illiquid. Futures exchanges may impose daily or intra-day price change limits and/or limit the volume of trading. Additionally, government regulation may further reduce liquidity through similar trading restrictions.

Options. Certain funds held by your trust may engage in options transactions. In addition to general risks associated with derivatives described above, options are considered speculative. When a fund purchases an option, it may lose the premium paid for it if the price of the underlying security or other assets decreased or remained the same (in the case of a call option) or increased or remained the same (in the case of a put option). If a put or call option purchased by a fund were permitted to expire without being sold or exercised, its premium would represent a loss to a fund. To the extent that a fund writes or sells an option, if the decline or increase in the underlying asset is significantly below or above the exercise price of the written option, a fund could experience substantial and potentially unlimited losses.

Repurchase Agreement Risk. If the other party to a repurchase agreement defaults on its obligation under such agreement, a fund may suffer delays and incur costs or lose money in exercising its rights under the agreement. If the seller fails to repurchase the security under a repurchase agreement and the market value of such security declines, such fund may lose money.

Short Sales Risk. Certain funds held by your trust may engage in short sales. Because making short sales in securities that it does not own exposes a fund to the risks associated with those securities, such short sales involve speculative exposure risk. A fund will incur a loss as a result

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of a short sale if the price of the security increases between the date of the short sale and the date on which such fund replaces the security sold short. A fund will realize a gain if the security declines in price between those dates. As a result, if a fund makes short sales in securities that increase in value, it will likely underperform similar funds that do not make short sales in securities they do not own. There can be no assurance that a fund will be able to close out a short sale position at any particular time or at an acceptable price. Although a fund’s gain is limited to the amount at which it sold a security short, its potential loss is limited only by the maximum attainable price of the security, less the price at which the security was sold. Short sale transactions involve leverage because they can provide investment exposure in an amount exceeding the initial investment. A fund may also pay transaction costs and borrowing fees in connection with short sales.

Commodities. Certain funds held by your trust may have exposure to the commodities market. This exposure could expose such funds and your trust to greater volatility than investment in other securities. The value of investments providing commodity exposure may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, embargoes, tariffs and international economic, political and regulatory developments.

Money Market Securities. Certain funds held by your trust may invest in money market securities. If market conditions improve while a fund has temporarily invested some or all of its assets in high quality money market securities, this strategy could result in reducing the potential gain from the market upswing, thus reducing a fund’s opportunity to achieve its investment objective.

Alternative Minimum Tax Risk. While certain distributions from the Cohen & Steers California Municipal Closed-End Portfolio, Series 2020-2 and the Cohen & Steers Municipal Closed-End Portfolio, Series 2020-3 may be exempt from certain taxes, a portion of such distributions may be taken into account in computing the alternative minimum tax.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the securities held by your trust or the underlying funds held by your trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by these issuers may negatively impact the share prices of these securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the securities.

No FDIC Guarantee. An investment in your trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

CLOSED-END FUNDS

Closed-end funds are a type of investment company that holds an actively managed portfolio of securities. Closed-end funds issue shares in “closed-end” offerings which generally trade on a stock exchange (although some closed-end fund shares are not listed on a securities exchange). Since closed-end funds maintain a relatively fixed pool of investment capital, portfolio managers may be better able to adhere to their investment philosophies through greater flexibility and control. In addition, closed-end funds do not have to manage fund liquidity to meet potentially large redemptions.

Closed-end funds are subject to various risks, including management’s ability to meet the closed-end fund’s investment objective, and to manage the closed-end fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors’ perceptions regarding closed-end funds or their underlying investments change.

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Shares of closed-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of closed-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Certain of the closed-end funds included in your trust may employ the use of leverage in their portfolios through the issuance of preferred stock. While leverage often serves to increase the yield of a closed-end fund, this leverage also subjects the closed-end fund to increased risks. These risks may include the likelihood of increased volatility and the possibility that the closed-end fund’s common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises. The use of leverage may cause a closed-end fund to liquidate portfolio positions when it may not be advantageous to do so to satisfy its obligations or to meet any required asset segregation requirements.

Certain closed-end funds held by your trust may engage in borrowing. Borrowing may exaggerate changes in the net asset value of a fund’s shares and in the return on a fund’s portfolio. Borrowing will cost a fund interest expense and other fees. The costs of borrowing may reduce a fund’s return. Borrowing may cause a fund to liquidate positions when it may not be advantageous to do so to satisfy its obligations.

Certain closed-end funds held by your trust may engage in securities lending. Securities lending involves the risk that the borrower may fail to return the securities in a timely manner or at all. As a result, a fund could lose money and there may be a delay in recovering the loaned securities. A fund could also lose money if it does not recover the securities and/or the value of the collateral falls, including the value of investments made with cash collateral. These events could trigger adverse tax consequences for a fund.

Only the trustee may vote the shares of the closed-end funds held in your trust. The trustee will vote the shares in the same general proportion as shares held by other shareholders of each fund. Your trust may be required, however, to reject any offer for securities or other property in exchange for portfolio securities as described under “How the Trust Works—Changing Your Portfolio.”

HOW THE TRUST WORKS

Your Trust. Your trust is a unit investment trust registered under the Investment Company Act of 1940. We created your trust under a trust agreement between Advisors Asset Management, Inc. (as depositor/sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee). To create your trust, we deposited securities with the trustee (or contracts to purchase securities along with an irrevocable letter of credit or other consideration to pay for the securities). In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates. At the close of the New York Stock Exchange on your trust’s inception date, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units and fractional interest of each unit in your trust will increase or decrease to the extent of any adjustment.

Changing Your Portfolio. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed. Your trust will generally buy and sell securities:

•	to pay expenses,
•	to issue additional units or redeem units,
•	to take actions in response to certain corporate actions and other events impacting portfolio securities,
•	in limited circumstances to protect the trust,
•	to make required distributions or avoid imposition of taxes on the trust, or
•	as permitted by the trust agreement.

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When your trust sells securities, the composition and diversification of the securities in the portfolio may be altered. If a public tender offer has been made for a security or a merger, acquisition or similar transaction has been announced affecting a security, the sponsor may direct the trustee to sell the security or accept a tender offer if the supervisor determines that the action is in the best interest of unitholders. The trustee will distribute any available cash proceeds to unitholders.

If an offer by the issuer of any of the portfolio securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will reject the offer unless your trust is a “regulated investment company” for tax purposes (see “Essential Information—Tax Structure” in the “Investment Summary” section for your trust in this prospectus). If your trust is a “regulated investment company” for tax purposes and an offer by the issuer of any of the portfolio securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee may either vote for or against, or accept or reject, any offer for new or exchanged securities or property in exchange for a trust portfolio security at the direction of the sponsor.

If any issuance, exchange or substitution of new or exchanged securities or property in exchange for a trust portfolio security occurs (regardless of any action or rejection by a trust), any securities and/or property received will be deposited into the trust and will be promptly sold by the trustee pursuant to the sponsor’s direction, unless the sponsor advises the trustee to keep such securities or property.

If any contract for the purchase of securities fails, the sponsor will refund the cash and sales fee attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the trust agreement. If your trust is a “regulated investment company” for tax purposes, the sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the supervisor, would make retention of the securities detrimental to the trust. In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the trust on the trust’s inception date. The sponsor may also instruct the trustee to take action necessary to ensure that a portfolio continues to satisfy the qualifications of a “regulated investment company” for tax purposes.

We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio to the extent practicable. When your trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with us, your trust or the trustee.

Pursuant to an exemptive order, your trust may be able to purchase securities from other trusts that we sponsor when we create additional units. Your trust may also be able to sell securities to other trusts that we sponsor to satisfy unit redemption, pay deferred sales fees or expenses, in connection with periodic tax compliance or in connection with the termination of your trust. The exemption may enable each trust to eliminate commission costs on these transactions. The price for those securities will be the closing price on the sale date on the exchange where the securities are principally traded as certified by us to the trustee.

Amending the Trust Agreement. The sponsor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the sponsor and

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the trustee). We cannot change this agreement to reduce your interest in your trust without your consent. Investors owning two-thirds of the units in your trust may vote to change this agreement.

Termination of Your Trust. Your trust will terminate on the termination date set forth under “Essential Information” in the “Investment Summary” section of this prospectus for your trust. The trustee may terminate your trust early if the value of the trust is less than 40% of the original value of the securities in your trust at the time of deposit. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. The trustee will liquidate your trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of your trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If this happens, we will refund any sales fee that you paid.

You will receive your final distribution within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

The Sponsor. The sponsor of your trust is Advisors Asset Management, Inc. We are a broker-dealer specializing in providing trading and support services to broker-dealers, registered representatives, investment advisers and other financial professionals. Our headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact our unit investment trust division at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by using the contacts listed on the back cover of this prospectus. AAM is a registered broker-dealer and investment adviser, a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC) and a registrant of the Municipal Securities Rulemaking Board (MSRB). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust.

We and your trust have adopted a code of ethics requiring our employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

The sponsor or an affiliate may use the list of securities in your trust in its independent capacity (which may include acting as an investment adviser or broker-dealer) and distribute this information to various individuals and entities. The sponsor or an affiliate may recommend or effect transactions in the securities. This may also have an impact on the price your trust pays for the securities and the price received upon unit redemption or trust termination. The sponsor may act as agent or principal in connection with the purchase and sale of securities, including those held by your trust, and may act as a specialist market maker in the securities. The sponsor may also issue reports and make recommendations on the securities in your trust. The sponsor or an affiliate may have participated in a public offering of one or more of the securities in your trust. The sponsor, an affiliate or their employees may have a long or short position in these securities or related securities. An officer, director or employee of the sponsor or an affiliate may be an officer or director for the issuers of the securities.

The Trustee. The Bank of New York Mellon is the trustee of your trust with its principal unit investment trust division offices located at 240 Greenwich Street, 22W Floor, New York, NY 10286. You can contact the trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying us and investors.

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How We Distribute Units. We sell units to the public through broker-dealers and other firms. These distribution firms each receive part of the sales fee when they sell units. During the initial offering period, the broker-dealer concession or agency commission for broker-dealers and other firms is 2.00% of the public offering price per unit at the time of the transaction. The broker-dealer concession or agency commission is 65% of the sales fee for secondary market sales. No broker-dealer concession or agency commission is paid to broker-dealers, investment advisers or other selling firms in connection with unit sales in Fee Accounts subject to a Wrap Fee.

Broker-dealers and other firms that sell units of certain unit investment trusts for which AAM acts as sponsor are eligible to receive additional compensation for volume sales. The sponsor offers two separate volume concession structures for certain trusts that are referred to as “Volume Concession A” and “Volume Concession B.” The trusts offered in this prospectus are Volume Concession A trusts. Broker-dealers and other firms that sell units of any Volume Concession A trust are eligible to receive the additional compensation described below. Such payments will be in addition to the regular concessions paid to firms as set forth in the applicable trust’s prospectus.

The additional concession for sales in a calendar month is based on total initial offering period sales of all Volume Concession A trusts during the 12-month period through the end of the preceding calendar month as set forth in the following table:

Initial Offering Period Sales In Preceding 12 Months	Volume Concession
$25,000,000 but less than $100,000,000	0.035%
$100,000,000 but less than $150,000,000	0.050
$150,000,000 but less than $250,000,000	0.075
$250,000,000 but less than $1,000,000,000	0.100
$1,000,000,000 but less than $5,000,000,000	0.125
$5,000,000,000 but less than $7,500,000,000	0.150
$7,500,000,000 or more	0.175

We will pay these amounts out of our own assets within a reasonable time following each calendar month.

The volume concessions will be paid on units of all Volume Concession A trusts sold in the initial offering period, except as described below. For a trust to be eligible for this additional Volume Concession A compensation, the trust’s prospectus must include disclosure related to the additional Volume Concession A compensation; a trust is not eligible for additional Volume Concession A compensation if the prospectus for such trust does not include disclosure related to the additional Volume Concession A compensation. In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales fee. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions subject to the policies of the related selling firm. Secondary market sales of all unit trusts are excluded for purposes of these volume concessions.

Any sales fee discount is borne by the broker-dealer or selling firm out of the broker-dealer concession or agency commission. We reserve the right to change the amount of compensation paid to selling firms from time to time. Some brokerdealers and other selling firms may limit the compensation they or their representatives receive in connection with unit sales. As a result, certain broker-dealers and other selling firms may waive or refuse payment of all or a portion of the regular concession or agency commission and/or volume concession described above and instruct the sponsor to retain such amounts rather than pay or allow the amounts to such firm.

We currently may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers and other firms who sell units of your trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided

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by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary’s personnel. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend our products, including your trust, over other products. These arrangements will not change the price you pay for your units.

We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. The amount of our profit or loss on the initial deposit of securities into your trust is shown in the “Notes to Portfolio” section for your trust.

TAXES—REGULATED INVESTMENT COMPANIES

This section summarizes some of the main U.S. federal income tax consequences of owning units of your trust if your trust qualifies as a “regulated investment company” under federal tax laws. The tax structure of your trust is set forth under “Essential Information—Tax Structure” in the “Investment Summary” section for your trust in this prospectus.

This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status. Your trust intends to qualify as a “regulated investment company” under the federal tax laws. If your trust qualifies as a regulated investment company and distributes its income as required by the tax law, your trust generally will not pay federal income taxes. If your trust invests in a partnership, an adverse federal income tax audit of that partnership could result in the trust being required to pay federal income tax or pay a deficiency dividend (without having received additional cash).

94      Understanding Your Investment

Distributions. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your trust’s distributions into three categories: ordinary income distributions, capital gain dividends and return of capital. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from your trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, your trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. A return of capital, although not initially taxable to you, will result in a reduction in the basis in your units and subsequently result in higher levels of taxable capital gains in the future. In addition, if the non-dividend distribution exceeds your basis in your units, you will have long-term or short-term gain depending upon your holding period. The tax status of your distributions from your trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from your trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Income from your trust may also be subject to a 3.8 percent “medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Dividends Received Deduction. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from your trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on units that are attributable to qualifying dividends received by your trust from certain corporations may be reported by the trust as being eligible for the dividends received deduction.

Sale or Redemption of Units. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales fees. In some cases, however, you may have to adjust your tax basis after you purchase your units.

An election may be available to you to defer recognition of capital gain if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

Capital Gains and Losses and Certain Ordinary Income Dividends. If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with taxable incomes below certain thresholds). Some portion of your capital gain dividends may be subject to higher maximum marginal stated federal income tax rates. Some portion of your capital gain dividends may be attributable to the trust’s interest in a master limited partnership which may be subject to a maximum marginal stated federal income tax rate of 28%, rather than the rates set forth above. In addition, capital gain received from assets held for more than one year that is considered “unrecaptured section 1250 gain” (which may be the case, for example, with some capital gains

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attributable to equity interests in real estate investment trusts that constitute interests in entities treated as real estate investment trusts for federal income tax purposes) is taxed at a maximum stated tax rate of 25%. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, is subject to the 28% tax rate or the 25% tax rate, will be made based on rules prescribed by the United States Treasury. Capital gains may also be subject to the “medicare tax” described above.

An election may be available to you to defer recognition of the gain attributable to a capital gain dividend if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. However, if you receive a capital gain dividend from your trust and sell your unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

Ordinary income dividends received by an individual unitholder from a regulated investment company such as your trust are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by your trust itself. Distributions with respect to shares in real estate investment trusts are qualifying dividends only in limited circumstances. Your trust will provide notice to its unitholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

In addition, some portion of the dividends on your units that are attributable to dividends received by your trust from shares in real estate investment trusts may be designated by your trust as eligible for a deduction for qualified business income, provided certain holding period requirements are satisfied.

In-Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of trust securities when you redeem units or when your trust terminates. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could however assert that a loss could not be currently deducted.

Rollovers and Exchanges. If you elect to have your proceeds from your trust rolled over into a future trust, the exchange would generally be considered a sale for federal income tax purposes.

Treatment of Trust Expenses. Expenses incurred and deducted by your trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. You may not be able to deduct some or all of these expenses.

Foreign Tax Credit. If your trust invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

Investments in Certain Foreign Corporations. If your trust holds an equity interest in any “passive foreign investment companies” (“PFICs”),

96      Understanding Your Investment

which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its unitholders. Your trust will not be able to pass through to its unitholders any credit or deduction for such taxes. Your trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, your trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, your trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.

Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from your trust will be characterized as dividends for federal income tax purposes (other than dividends which your trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from your trust that are properly reported by your trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that your trust makes certain elections and certain other conditions are met. Distributions from your trust that are properly reported by the trust as an interest-related dividend attributable to certain interest income received by the trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the trust may not be subject to U.S. federal income taxes, including withholding taxes when received by certain foreign investors, provided that the trust makes certain elections and certain other conditions are met. In addition, distributions to, and the gross proceeds from dispositions of units by, (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners, may be subject to a U.S. withholding tax of 30%. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

TAXES—GRANTOR TRUSTS

This section summarizes some of the main U.S. federal income tax consequences of owning units of your trust if your trust is structured as a grantor trust under the federal tax laws. The tax structure of your trust is set forth under “Essential Information—Tax Structure” in the “Investment Summary” section for your trust in this prospectus.

This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

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This federal income tax summary is based in part on the advice and opinion of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Assets of the Trust. Your trust is expected to hold one or more of the following: (i) shares of stock in corporations (the “Stocks”) that are treated as equity for federal income tax purposes, (ii) equity interests (the “REIT Shares”) in real estate investment trusts (“REITs”) that constitute interests in entities treated as real estate investment trusts for federal income tax purposes, and (iii) shares (the “RIC Shares”) in funds qualifying as regulated investment companies (“RICs”) that are treated as interests in regulated investment companies for federal income tax purposes.

It is possible that your trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by your trust constitute the “Trust Assets.” Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

Trust Status. The trust is considered a grantor trust under federal income tax laws. In grantor trusts, investors are deemed for federal income tax purposes, to own the underlying assets of the trust directly. All taxability issues are taken into account at the unit owner level. Income passes through to unit owners as realized by the trust.

Income is reported gross of expenses. Expenses are separately reported based on a percentage of distributions. Generally, the cash received by unit owners is the net of income and expenses reported.

The grantor trust structure is a widely held fixed investment trust (“WHFIT”), and falls under what is commonly referred to as the WHFIT regulations.

If your trust is at all times operated in accordance with the documents establishing your trust and certain requirements of federal income tax law are met, your trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales fees or trust expenses. Income from the trust may also be subject to a 3.8 percent “medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals. Interest that is excluded from gross income, including exempt-interest dividends from any RIC Shares held by the trust, are generally not included in your net investment income for purposes of this tax.

Your Tax Basis and Income or Loss upon Disposition. If your trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or

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loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your units, including sales fees, among the Trust Assets ratably according to their values on the date you acquire your units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your units (for example, in the case of certain dividends that exceed a corporation’s accumulated earnings and profits, or in the case of certain distributions with respect to any REIT Shares that represent a return of capital, as discussed below).

If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with taxable incomes below certain thresholds). Some capital gains, including some portion of the capital gain dividends from the RIC Shares, may be taxed at a higher stated federal tax rate. Some portion of any capital gain dividends you receive might be attributable to a RIC’s interest in a master limited partnership which may be subject to a maximum marginal stated federal income tax rate of 28%, rather than the rates set forth above. In addition, capital gain received from assets held for more than one year that is considered “unrecaptured section 1250 gain” (which may be the case, for example, with some capital gains attributable to equity interests in real estate investment trusts that constitute interests in entities treated as real estate investment trusts for federal income tax purposes) is taxed at a maximum stated tax rate of 25%. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, is subject to the 28% tax rate or the 25% tax rate, will be made based on rules prescribed by the United States Treasury. Capital gains may also be subject to the “medicare tax” described above.

An election may be available to you to defer recognition of capital gain if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

Dividends from Stocks. Certain dividends received with respect to the Stocks held by the trust, if any, may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied.

Dividends from RIC Shares and REIT Shares. Some dividends on REIT Shares or RIC Shares, if any, held by the trust, may be reported by the REIT or RIC as “capital gain dividends,” generally taxable to you as long-term capital gains. Some dividends on RIC Shares may qualify as “exempt-interest dividends,” which generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however may be taken into account in determining your alternative minimum tax, and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed). Other dividends on the REIT Shares or the RIC Shares will generally be taxable to you as ordinary income. Certain ordinary income dividends from a RIC may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the RIC itself. Regulated investment companies are required to provide notice to their

Understanding Your Investment      99

shareholders of the amount of any distribution that may be taken into account as a dividend that is eligible for the capital gains tax rates. In limited circumstances, some of the ordinary income dividends from a REIT may also qualify to be taxed at the same rates that apply to net capital gains. If you hold a unit for six months or less or if your trust holds a RIC Share or REIT Share for six months or less, any loss incurred by you related to the disposition of such RIC Share or REIT Share will be disallowed to the extent of the exempt-interest dividends you received. To the extent, if any, it is not disallowed, it will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such RIC Share or REIT Share. Distributions of income or capital gains declared on the REIT Shares or the RIC Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT or the RIC during the following January. Some dividends on the REIT Shares or RIC Shares may be eligible for a deduction for qualified business income provided certain holding period requirements are satisfied.

An election may be available to you to defer recognition of the gain attributable to a capital gain dividend if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

Dividends Received Deduction. Generally, a domestic corporation owning units in a trust may be eligible for the dividends received deduction with respect to such unit owner’s pro rata portion of certain types of dividends received by the trust. However, a corporation generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations or from REITs or RICs. However, certain dividends on RIC Shares that are attributable to dividends received by the RIC itself from certain domestic corporations may be reported by the RIC as being eligible for the dividends received deduction.

In-Kind Distributions. Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your units or at your trust’s termination. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Rollovers and Exchanges. If you elect to have your proceeds from your trust rolled over into a future trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your units of your trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

Treatment of Trust Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of your trust’s income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by your trust to the same extent as if you directly paid the expense. You may not be able to deduct some or all of these expenses.

If any of the RICs pay exempt-interest dividends, which are treated as tax-exempt interest for federal income tax purposes, you will not be able to deduct some of your share of the trust expenses. In addition, you will not be able to

100      Understanding Your Investment

deduct some of your interest expense for debt that you incur or continue to purchase or carry your units.

Foreign Investors, Taxes and Investments. Distributions by your trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your trust or on any gain from the sale or redemption of your units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. In addition, distributions to, and the gross proceeds from dispositions of units by, (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners, may be subject to a U.S. withholding tax of 30%. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Some distributions by your trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

Under certain circumstances, a RIC may elect to pass through to its shareholders certain foreign taxes paid by the RIC. If a RIC makes this election with respect to RIC Shares, you must include in your income for federal income tax purposes your portion of such taxes and you may be entitled to a credit or deduction for such taxes.

If any U.S. investor is treated as owning directly or indirectly 10 percent or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50 percent of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (CFC). If you own 10 percent or more of a CFC (through your trust and in combination with your other investments) or possibly if your trust owns 10 percent or more of a CFC, you will be required to include certain types of the CFC’s income in your taxable income for federal income tax purposes whether or not such income is distributed to your trust or to you.

A foreign corporation will generally be treated as a passive foreign investment company (“PFIC”) if 75 percent or more of its income is passive income or if 50 percent or more of its assets are held to produce passive income. If your trust purchases shares in a PFIC, you may be subject to U.S. federal income tax on a portion of certain distributions or on gains from the disposition of such shares at rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate. Additional charges in the nature of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFIC in your taxable income even if not distributed to the trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFIC, thus requiring you to recognize

Understanding Your Investment      101

income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs are not eligible to be taxed at the net capital gains tax rate.

New York Tax Status. Under the existing income tax laws of the State and City of New York, your trust will not be taxed as a corporation subject to the New York state franchise tax or the New York City general corporation tax. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your units.

CALIFORNIA TAXES

Chapman and Cutler LLP has examined the income tax laws of the State of California to determine their applicability to the Cohen & Steers California Municipal Closed-End Portfolio, Series 2020-2 (the “California Series”) and to unitholders who are full-time residents of the State of California (“California unitholders”).

The assets of the California Series will consist of shares in entities each of which is taxed as a regulated investment company (each a “RIC” and collectively the “RICs”) for federal income tax purposes (the “RIC Shares”).

Neither the sponsor nor its counsel to the California Series have independently examined the RIC Shares to be deposited in and held in the California Series or any opinions of counsel with respect thereto. In rendering its opinion, Chapman and Cutler LLP has assumed that: (i) each RIC qualifies as a regulated investment company for federal income tax purposes and (ii) at the close of each quarter of the taxable year of each RIC, at least 50 percent of the value of such RIC’s total assets consists of obligations the interest on which is exempt from the income tax imposed by the State of California that is applicable to individuals, trusts and estates (the “California Personal Income Tax”).

In the opinion of Chapman and Cutler LLP, counsel to the California Series, in summary under existing California law:

1. The California Series is not an association taxable as a corporation for purposes of the California Corporation Tax Law, and each California unitholder will be treated as the owner of a pro rata portion of the California Series, and the income of such portion of the California Series will be treated as the income of the California unitholders under the California Personal Income Tax.

2. The portion of each dividend paid by a RIC to the California Series and distributed to a California unitholder which (i) is excludable from California taxable income for purposes of the California Personal Income Tax if received directly by a California unitholder, (ii) is properly reported as an exempt-interest dividend for California income tax purposes in written statements furnished to its shareholders and (iii) does not exceed the amount of interest received by the RIC during its taxable year (minus certain nondeductible expenses) on obligations the interest on which would be excludable from California taxable income for purposes of the California Personal Income Tax if received directly by a California unitholder, will be excludable from California taxable income for purposes of the California Personal Income Tax when received by the California Series and distributed to a California unitholder. However, dividends other than exempt-interest dividends paid by a RIC will generally be taxable for purposes of the California Personal Income Tax.

3. Each California unitholder of the California Series will generally recognize gain or loss for California Personal Income Tax purposes if the trustee disposes of a RIC Share (whether by redemption, sale or otherwise) or when the California unitholder redeems or sells units of the California Series, to the extent that such a transaction results in a recognized gain or loss to such California unitholder for federal income tax purposes. However, there are certain differences between the recognition of gain or loss for

102      Understanding Your Investment

federal income tax purposes and for California Personal Income Tax purposes, and California unitholders are advised to consult their own tax advisors.

4. Under the California Personal Income Tax, interest on indebtedness incurred or continued by a California unitholder to purchase units in the California Series is not deductible for purposes of the California Personal Income Tax.

Chapman and Cutler LLP has expressed no other opinion with respect to taxation under any other provisions of the California law. This disclosure does not address the taxation of persons other than full time residents of California and relates only to California unitholders subject to the California Personal Income Tax. Chapman and Cutler LLP has expressed no opinion with respect to the taxation of California unitholders subject to the California Corporation Tax Law and such California unitholders are advised to consult their own tax advisors. Please note, however, that dividends from the RIC Shares attributed to a California unitholder that is subject to the California Corporation Tax Law may be includible in its gross income for purposes of determining its California franchise tax and its California income tax. Neither the sponsor nor its counsel to the California Series has independently examined any of the RIC Shares to be deposited and held in the California Series or any assets to be held by the RICs, or any documents or opinions of counsel with respect thereto. Ownership of the units may result in other California tax consequences to certain taxpayers and prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

EXPENSES

Your trust will pay various expenses to conduct its operations. The “Fees and Expenses” section for each trust in this prospectus shows the estimated amount of these expenses.

The sponsor will receive a fee from your trust for creating and developing the trust, including determining the trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This “creation and development fee” is a charge of $0.05 per unit. The trustee will deduct this amount from your trust’s assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor, evaluator and sponsor for providing portfolio supervisory services, for evaluating your portfolio and for providing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all of our unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

Your trust will also pay its general operating expenses. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and the sponsor, legal fees and expenses, expenses incurred in contacting you and any applicable license fee for the use of certain service marks, trademarks and/or trade names. Your trust may pay the costs of updating its registration statement each year. The trustee will generally pay trust expenses from distributions received on the securities but in some cases may sell securities to pay trust expenses.

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EXPERTS

Legal Matters. Chapman and Cutler LLP acts as counsel for your trust and has given an opinion that the units are validly issued. Dorsey & Whitney LLP acts as counsel for the trustee.

Independent Registered Public Accounting Firm. Grant Thornton LLP, independent registered public accounting firm, audited the statements of financial condition and the portfolios included in this prospectus.

ADDITIONAL INFORMATION

This prospectus does not contain all the information in the registration statement that your trust filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the securities in your portfolio, investment risks and general information about your trust. You can obtain the Information Supplement by contacting us or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sponsor and Unitholders
Advisors Disciplined Trust 2046

Opinion on the financial statements

We have audited the accompanying statements of financial condition, including the trust portfolio on pages 5, 6, 10, 14, 18, 23, 28, 33, 38, 43, 46, 47, 48, 52, 53, 58, 59, 64 and 65 of Advisors Disciplined Trust 2046 (the “Trust”) as of December 4, 2020, the initial date of deposit, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of December 4, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of Advisors Asset Management, Inc., the Sponsor. Our responsibility is to express an opinion on the Trust’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of cash or irrevocable letter of credit deposited for the purchase of securities as shown in the statements of financial condition as of December 4, 2020 by correspondence with The Bank of New York Mellon, Trustee. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the auditor of one or more of the unit investment trusts, sponsored by Advisors Asset Management, Inc. and its predecessor since 2003.

Chicago, Illinois
December 4, 2020

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Advisors Disciplined Trust 2046 Statements of Financial Condition as of December 4, 2020	American Renaissance Portfolio	Building America Opportunities Portfolio	Building America Strategy Portfolio
Investment in securities
Contracts to purchase underlying securities (1)(2)	$157,320	$148,040	$147,953
Total	$157,320	$148,040	$147,953
Liabilities and interest of investors
Liabilities:
Organization costs (3)	$771	$725	$725
Deferred sales fee (4)	3,540	3,331	3,329
Creation and development fee (4)	787	740	740
	$5,098	$4,796	$4,794
Interest of investors:
Cost to investors (5)	$157,320	$148,040	$147,953
Less: initial sales fee (4)(5)	-	-	-
Less: deferred sales fee, creation and development fee and organization costs (3)(4)(5)	5,098	4,796	4,794
Net interest of investors	$152,222	$143,244	$143,159
Total	157,320	148,040	147,953
Number of units	15,732	14,804	14,795
Net asset value per unit	$9.676	$9.676	$9.676

Advisors Disciplined Trust 2046 Statements of Financial Condition as of December 4, 2020	Business Development Company Opportunities Portfolio	Cohen & Steers California Municipal Closed-End Portfolio	Cohen & Steers Convertible and Income Closed-End Portfolio
Investment in securities
Contracts to purchase underlying securities (1)(2)	$148,956	$148,854	$148,842
Total	$148,956	$148,854	$148,842
Liabilities and interest of investors
Liabilities:
Organization costs (3)	$730	$729	$729
Deferred sales fee (4)	3,352	3,349	3,349
Creation and development fee (4)	745	744	744
	$4,827	$4,822	$4,822
Interest of investors:
Cost to investors (5)	$148,956	$148,854	$148,842
Less: initial sales fee (4)(5)	-	-	-
Less: deferred sales fee, creation and development fee and organization costs (3)(4)(5)	4,827	4,822	4,822
Net interest of investors	$144,129	$144,032	$144,020
Total	148,956	148,854	148,842
Number of units	14,896	14,885	14,884
Net asset value per unit	$9.676	$9.676	$9.676

See Notes to Statements of Financial Condition on page 108.

(Continued)

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Advisors Disciplined Trust 2046 Statements of Financial Condition as of December 4, 2020	Cohen & Steers MLP, Midstream & Energy Income Closed-End Portfolio	Cohen & Steers Municipal Closed-End Portfolio	Cohen & Steers Senior Variable Rate and Income Closed-End Portfolio
Investment in securities
Contracts to purchase underlying securities (1)(2)	$149,094	$148,658	$148,597
Total	$149,094	$148,658	$148,597
Liabilities and interest of investors
Liabilities:
Organization costs (3)	$731	$728	$728
Deferred sales fee (4)	3,355	3,345	3,344
Creation and development fee (4)	745	743	743
	$4,831	$4,816	$4,815
Interest of investors:
Cost to investors (5)	$149,094	$148,658	148,597
Less: initial sales fee (4)(5)	-	-	-
Less: deferred sales fee, creation and development fee and organization costs (3)(4)(5)	4,831	4,816	4,815
Net interest of investors	$144,263	$143,842	$143,782
Total	149,094	148,658	148,597
Number of units	14,909	14,866	14,860
Net asset value per unit	$9.676	$9.676	$9.676

Advisors Disciplined Trust 2046 Statements of Financial Condition as of December 4, 2020	Core Angels Portfolio	Global Basic Materials Portfolio	Health Care Opportunities Portfolio
Investment in securities
Contracts to purchase underlying securities (1)(2)	$404,342	$155,032	$268,746
Total	$404,342	$155,032	$268,746
Liabilities and interest of investors
Liabilities:
Organization costs (3)	$1,981	$760	$1,317
Deferred sales fee (4)	9,098	3,488	6,047
Creation and development fee (4)	2,022	775	1,344
	$13,101	$5,023	$8,708
Interest of investors:
Cost to investors (5)	$404,342	$155,032	$268,746
Less: initial sales fee (4)(5)	-	-	-
Less: deferred sales fee, creation and development fee and organization costs (3)(4)(5)	13,101	5,023	8,708
Net interest of investors	$391,241	$150,009	$260,038
Total	404,342	155,032	268,746
Number of units	40,434	15,503	26,875
Net asset value per unit	$9.676	$9.676	$9.676

See Notes to Statements of Financial Condition on page 108.

(Continued)

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Advisors Disciplined Trust 2046 Statements of Financial Condition as of December 4, 2020	Small/Mid-Cap Advantage Portfolio
Investment in securities
Contracts to purchase underlying securities (1)(2)	$154,418
Total	$154,418
Liabilities and interest of investors
Liabilities:
Organization costs (3)	$757
Deferred sales fee (4)	3,474
Creation and development fee (4)	772
$5,003
Interest of investors:
Cost to investors (5)	$154,418
Less: initial sales fee (4)(5)	-
Less: deferred sales fee, creation and development fee and organization costs (3)(4)(5)	5,003
Net interest of investors	$149,415
Total	154,418
Number of units	15,442
Net asset value per unit	$9.676

Notes to Statements of Financial Condition

(1)	Aggregate cost of the securities is based on the closing sale price evaluations as determined by the evaluator.
(2)	Cash or an irrevocable letter of credit has been deposited with the trustee covering the funds necessary for the purchase of securities in each trust represented by purchase contracts.
(3)	A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trusts. These costs have been estimated at $0.049 per unit for each trust. A distribution will be made as of the earlier of the close of the initial offering period or six months following the trust’s inception date to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the trust.
(4)	The total sales fee consists of an initial sales fee, a deferred sales fee and a creation and development fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the total creation and development fee. The maximum sales fee is 2.75% of the public offering price per unit. The deferred sales fee is equal to $0.225 per unit. The creation and development fee is equal to $0.05 per unit.
(5)	The aggregate cost to investors includes the applicable sales fee assuming no reduction of sales fees.

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Contents

Investment Summary
A concise description of essential information about the portfolio

2      American Renaissance Portfolio

7      Building America Opportunities Portfolio

11    Building America Strategy Portfolio

15    Business Development Company Opportunities Portfolio

19    Cohen & Steers California Municipal Closed-End Portfolio

24    Cohen & Steers Convertible and Income Closed-End Portfolio

29    Cohen & Steers MLP, Midstream & Energy Income Closed-End Portfolio

34    Cohen & Steers Municipal Closed-End Portfolio

39    Cohen & Steers Senior Variable Rate and Income Closed-End Portfolio

44    Core Angels Portfolio

49    Global Basic Materials Portfolio

54    Health Care Opportunities Portfolio

60    Small/Mid-Cap Advantage Portfolio

Understanding Your Investment
Detailed information to help you understand your investment

66    How to Buy Units

69    How to Sell Your Units

70    Distributions

71    Investment Risks

89    Closed-End Funds

90    How the Trust Works

94    Taxes — Regulated Investment
Companies

97    Taxes — Grantor Trusts

102  California Taxes

103  Expenses

104  Experts

104  Additional Information

105  Report of Independent Registered Public Accounting Firm

106  Statements of Financial Condition

Where to Learn More
You can contact us for free information about this and other investments, including the Information Supplement	Visit us on the Internet http://www.AAMlive.com Call Advisors Asset Management, Inc. (877) 858-1773 Call The Bank of New York Mellon (800) 848-6468

Additional Information
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information including the Information Supplement (a duplication fee may be required):

E-mail:	publicinfo@sec.gov
Write:	Public Reference Section Washington, D.C. 20549
Visit:	http://www.sec.gov (EDGAR Database)
Call:	1-202-551-8090 (only for information on the operation of the Public Reference Section)
Refer to:
Advisors Disciplined Trust 2046
Securities Act file number: 333-248806
Investment Company Act file number: 811-21056

AMERICAN RENAISSANCE PORTFOLIO, SERIES 2020-3 — A CYRUS J. LAWRENCE LLC (“CJL”) PORTFOLIO

BUILDING AMERICA OPPORTUNITIES PORTFOLIO, SERIES 2020-2

BUILDING AMERICA STRATEGY PORTFOLIO, SERIES 2020-3

BUSINESS DEVELOPMENT COMPANY OPPORTUNITIES PORTFOLIO, SERIES 2020-3

COHEN & STEERS CALIFORNIA MUNICIPAL CLOSED-END PORTFOLIO, SERIES 2020-2

COHEN & STEERS CONVERTIBLE and INCOME CLOSED-END PORTFOLIO, SERIES 2020-3

COHEN & STEERS MLP, MIDSTREAM & ENERGY INCOME CLOSED-END PORTFOLIO, SERIES 2020-3

COHEN & STEERS MUNICIPAL CLOSED-END PORTFOLIO, SERIES 2020-3

COHEN & STEERS SENIOR VARIABLE RATE and INCOME CLOSED-END PORTFOLIO, SERIES 2020-3

CORE ANGELS PORTFOLIO, SERIES 2020-2

GLOBAL BASIC MATERIALS PORTFOLIO, SERIES 2020-3

HEALTH CARE OPPORTUNITIES PORTFOLIO, SERIES 2020-3

SMALL/MID-CAP ADVANTAGE PORTFOLIO, SERIES 2020-3

PROSPECTUS

DECEMBER 4, 2020

Advisors Disciplined Trust

Information Supplement for Trusts
Investing in Equity and/or Preferred Securities
November 2020

This Information Supplement provides additional information concerning Advisors Disciplined Trust unit investment trusts that have prospectuses dated on and after the date set forth above investing in equity and/or preferred securities. This Information Supplement should be read in conjunction with the prospectus for a trust. It is not a prospectus. It does not include all of the information that an investor should consider before investing in a trust. It may not be used to offer or sell units of a trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission for each applicable trust. Investors should obtain and read the prospectus prior to purchasing units of a trust. You can obtain the prospectus without charge at www.aamlive.com or by contacting your financial professional or Advisors Asset Management, Inc. at 18925 Base Camp Road, Suite 203, Monument, Colorado 80132, or at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by calling (877) 858-1773. This Information Supplement is dated as of the date set forth above.

Contents

General Information	2
Investment Policies	2
Risk Factors	5
Administration of the Trust	54

General Information

Each trust is one of a series of separate unit investment trusts (“UITs”) created under the name Advisors Disciplined Trust and registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Each trust was created as a common law trust on the initial date of deposit set forth in the prospectus for such trust under the laws of the state of New York. Each trust was created under a trust agreement among Advisors Asset Management, Inc. (as sponsor/depositor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).

When a trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. At the close of the New York Stock Exchange on a trust’s initial date of deposit or the first day units are offered to the public, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units, fractional interest of each unit in a trust and any estimated income distributions per unit will increase or decrease to the extent of any adjustment. Additional units of a trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. As additional units are issued by a trust, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into a trust, provided that such additional deposits will be in amounts which will generally maintain the existing relationship among the shares of the securities in such trust. Thus, although additional units will be issued, each unit will generally continue to represent the approximately same number of shares of each security. If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because a trust will pay any associated brokerage fees.

Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

Investment Policies

Each trust is a UIT and is not an “actively managed” fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

The sponsor may not alter the portfolio of a trust by the purchase, sale or substitution of securities, except in special circumstances as provided in the applicable trust agreement. Thus, the assets of a trust will generally remain unchanged under normal circumstances. Each trust agreement provides that the sponsor may direct the trustee to sell, liquidate or otherwise dispose of securities in the trust at such price and time and in such manner as shall be determined by the sponsor, provided that the supervisor has determined, if appropriate, that any one or more of the following conditions exist with respect to such securities: (i) that there has been a default in the payment of dividends, interest, principal or other payments, after declared and when due and payable; (ii) that any action or proceeding has been instituted at law or equity seeking to restrain or enjoin the payment of dividends, interest, principal or other payments on securities after declared and when due and payable, or that there exists any legal question or impediment affecting such securities or the payment of dividends, interest, principal or other payments from the same; (iii) that there has occurred any breach of covenant or warranty in any document relating to the issuer of the securities which would adversely affect either immediately or contingently the payment of dividends, interest, principal or other payments on the securities, or the general credit standing of the issuer or otherwise impair the sound investment character of such securities; (iv) that there has been a default in the payment of dividends, interest, principal, income, premium or other similar payments, if any, on any other outstanding obligations of the issuer of such securities; (v) that the price of the security has declined to such an extent or other such credit factors exist so that in the opinion of the supervisor, as evidenced in writing to the trustee, the retention of such securities would be detrimental to the trust and to the interest of the unitholders; (vi) that all of the securities in the trust will be sold pursuant to termination of the trust; (vii) that such sale is required due to units tendered for redemption; (viii) that there has been a public tender offer made for a security or a merger or acquisition is announced affecting a security, and that in the opinion of the supervisor the sale or tender of the security is in the best interest of the unitholders; (ix) if the trust is designed to be a grantor trust for tax purposes, that the sale of such securities is required in order to prevent the trust from being deemed an association taxable as a corporation for federal income tax purposes; (x) if the trust has elected to be a regulated investment company (a “RIC”) for tax purposes, that such sale is necessary or advisable (a) to maintain the qualification of the trust as a RIC or (b) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on the trust or on undistributed income in the trust; (xi) that as result of the ownership of the security, the trust or its unitholders would be a direct or indirect shareholder of a passive foreign investment company as defined in section 1297(a) of the Internal Revenue Code; or (xii) that such sale is necessary for the trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time. The trustee may also sell securities, designated by the supervisor, from a trust for the purpose of the payment of expenses. In the event a security is sold as a direct result of serious adverse credit factors affecting the issuer of such security and a trust is a RIC for tax purposes, then the sponsor may, if permitted by applicable law, but is not obligated to, direct the reinvestment of the proceeds of the sale of such security in any other securities which meet the criteria necessary for inclusion in such trust on the initial date of deposit.

If the trustee is notified at any time of any action to be taken or proposed to be taken by holders of the portfolio securities, the trustee will notify the sponsor and will take such action or refrain from taking any action as the sponsor directs and, if the sponsor does not within five business days of the giving of such notice direct the trustee to take or refrain from taking any action, the trustee will take such reasonable action or refrain from taking any action so that the securities are voted as closely as possible in the same manner and the same general proportion, with respect to all issues, as are shares of such securities that are held by owners other than the trust. Notwithstanding the foregoing, in the event that the trustee shall have been notified at any time of any action to be taken or proposed to be taken by holders of shares of any registered investment company, the trustee will thereupon take such reasonable action or refrain from taking any action with respect to the fund shares so that the fund shares are voted as closely as possible in the same manner and the same general proportion, with respect to all issues, as are shares of such fund shares that are held by owners other than the related trust.

In the event that an offer by the issuer of any of the securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will reject such offer, provided that in the case of a trust that is a RIC for tax purposes, if an offer by the issuer of any of the securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will at the direction of the sponsor, vote for or against, or accept or reject, any offer for new or exchanged securities or property in exchange for a trust portfolio security. If any such issuance, exchange or substitution occurs (regardless of any action or rejection by a trust), any securities, cash and/or property received will be deposited into the trust and will be promptly sold, if securities or property, by the trustee pursuant to the sponsor’s direction, unless the sponsor advises the trustee to keep such securities, cash or property. The sponsor may rely on the supervisor in so advising the trustee.

Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of the trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided herein, in a prospectus or in a trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited.

Because certain of the securities in certain of the trusts may from time to time under certain circumstances be sold or otherwise liquidated and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that a trust will retain for any length of time its present size and composition. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for a trust under a contract (“Failed Securities”), the sponsor is authorized under the trust agreement to direct the trustee to acquire other securities (“Replacement Securities”) to make up the original corpus of such trust.

The Replacement Securities must be securities as originally selected for deposit in a trust or, in the case of a trust that is a RIC for tax purposes, securities which the sponsor determines to be similar in character as the securities originally selected for deposit in the trust and the purchase of the Replacement Securities may not adversely affect the federal income tax status of the trust. The Replacement Securities must be purchased within thirty days after the deposit of the Failed Security. Whenever a Replacement Security is acquired for a trust, the trustee shall notify all unitholders of the trust of the acquisition of the Replacement Security and shall, on the next distribution date which is more than thirty days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the Failed Security exceeded the cost of the Replacement Security. The trustee will not be liable or responsible in any way for depreciation or loss incurred by reason of any purchase made pursuant to, or any failure to make any purchase of Replacement Securities. The sponsor will not be liable for any failure to instruct the trustee to purchase any Replacement Securities, nor shall the trustee or sponsor be liable for errors of judgment in connection with Failed Securities or Replacement Securities.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales charge attributable to such Failed Securities to all unitholders of the related trust and the trustee will distribute the cash attributable to such Failed Securities not more than thirty days after the date on which the trustee would have been required to purchase a Replacement Security. In addition, unitholders should be aware that, at the time of receipt of such cash, they may not be able to reinvest such proceeds in other securities at a return equal to or in excess of the return which such proceeds would have earned for unitholders of a trust. In the event that a Replacement Security is not acquired by a trust, the income for such trust may be reduced.

Risk Factors

An investment in units of a trust, and/or shares of other registered investment companies (“funds”) held by a trust, if any, may be subject to some or all of the risks described below. In addition, you should carefully review the objective, strategy and risk of the trust as described in the prospectus and consider your ability to assume the risks involved before making an investment in a trust.

Market Risk. You should understand the risks of investing in securities before purchasing units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the securities (and therefore units) will fall. Securities are especially susceptible to general stock market movements. The value of securities often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of units of a trust will fluctuate with the value of the securities in the trust and may be more or less than the price you originally paid for your units. As with any investment, no one can guarantee that the performance of a trust will be positive over any period of time. Because each trust is unmanaged, the trustee will not sell securities in response to market fluctuations as is common in managed investments. In addition, because some trusts hold a relatively small number of securities, you may encounter greater market risk than in a more diversified investment.

Equity Securities. Investments in securities representing equity ownership of a company are exposed to risks associated with the companies issuing the securities, the sectors and geographic locations they are involved in and the markets that such securities are traded on among other risks as described in greater detail below.

Fixed Income Securities. Investments in fixed income and similar securities involve certain unique risks such as credit risk and interest rate risk among other things as described in greater detail below.

Dividends. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company’s board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company’s assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

Credit Risk. Credit risk is the risk that a borrower is unable to meet its obligation to pay principal or interest on a security. This could cause the value of an investment to fall and may reduce the level of dividends an investment pays which would reduce income.

Interest Rate Risk. Interest rate risk is the risk that the value of fixed income securities and similar securities will fall if interest rates increase. Bonds and other fixed income securities typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes.

Liquidity Risk. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

Investment in Other Investment Companies. As with other investments, investments in other investment companies are subject to market and selection risk. In addition, when a trust acquires shares of investment companies, unitholders bear both their proportionate share of fees and expenses in the trust and, indirectly, the expenses of the underlying investment companies. Investment companies’ expenses are subject to the risk of fluctuation including in response to fluctuation in a fund’s assets. Accordingly, a fund’s actual expenses may vary from what is indicated at the time of investment by a trust. There are certain regulatory limitations on the ability of a trust to hold other investment companies which may impact the trust’s ability to invest in certain funds, the weighting of the fund in a trust’s portfolio and the trust’s ability to issue additional units in the future.

Closed-end Funds. Closed-end investment companies (“closed-end funds”) are actively managed investment companies registered under the Investment Company Act that invest in various types of securities. Closed-end funds issue shares of common stock that are generally traded on a securities exchange (although some closed-end fund shares are not listed on a securities exchange). Closed-end funds are subject to various risks, including management’s ability to meet the closed-end fund’s investment objective, and to manage the closed-end fund portfolio when the underlying securities are redeemed or sold during periods of market turmoil and as investors’ perceptions regarding closed-end funds or their underlying investments change. If a trust invests in closed-end funds, you will bear not only your share of the trust’s expenses, but also the expenses of the underlying funds. By investing in the other funds, a trust may incur greater expenses than you would incur if you invested directly in the closed-end funds.

The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities that the closed-end fund owns. In addition, for various reasons closed-end fund shares frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of closed-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Certain closed-end funds employ the use of leverage in their portfolios through the issuance of preferred stock, debt or other borrowings. While leverage often serves to increase the yield of a closed-end fund, this leverage also subjects the closed-end fund to increased risks. These risks may include the likelihood of increased volatility and the possibility that the closed-end fund’s common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises.

Closed-end funds’ governing documents may contain certain anti-takeover provisions that may have the effect of inhibiting a fund’s possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including a trust) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund’s net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those closed-end fund shares that were purchased by a trust at a premium. In the unlikely event that a closed-end fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to a trust since shares of open-end funds trade at net asset value. Certain closed-end funds may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund’s board of directors to reduce a discount on its share price. To the extent that such a plan is implemented and shares owned by a trust are repurchased by a fund, the trust’s position in that fund will be reduced and the cash will be distributed.

A trust may be prohibited from subscribing to a rights offering for shares of any of the closed-end funds in which it invests. In the event of a rights offering for additional shares of a fund, unitholders should expect that a trust holding shares of the fund will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund’s net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder’s shares of common stock should decrease as a result of the offer. If a fund’s subscription price per share is below that fund’s net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

Business Development Companies. Business development companies (“BDCs”) are closed-end investment companies that have elected to be treated as business development companies under the Investment Company Act. BDCs are required to hold at least 70% of their investments in eligible assets which include, among other things, (i) securities of eligible portfolio companies (generally, domestic companies that are not investment companies and that cannot have a class of securities listed on a national securities exchange or have securities that are marginable that are purchased from that company in a private transaction), (ii) securities received by the BDC in connection with its ownership of securities of eligible portfolio companies, or (iii) cash, cash items, government securities, or high quality debt securities maturing one year or less from the time of investment.

BDCs’ ability to grow and their overall financial condition is impacted significantly by their ability to raise capital. In addition to raising capital through the issuance of common stock, BDCs may engage in borrowing. This may involve using revolving credit facilities, the securitization of loans through separate wholly-owned subsidiaries and issuing of debt and preferred securities. BDCs are less restricted than other closed-end funds as to the amount of debt they can have outstanding. Generally, a BDC may not issue any class of senior security representing an indebtedness unless, immediately after such issuance or sale, it will have asset coverage of at least 200%. (Thus, for example, if a BDC has $5 million in assets, it can borrow up to $5 million, which would result in assets of $10 million and debt of $5 million.) These borrowings, also known as leverage, magnify the potential for gain or loss on amounts invested and, accordingly, the risks associated with investing in BDC securities. While the value of a BDC’s assets increases, leveraging would cause the net value per share of BDC common stock to increase more sharply than it would have had such BDC not leveraged. However, if the value of a BDC’s assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had such BDC not leveraged. In addition to decreasing the value of a BDC’s common stock, it could also adversely impact a BDC’s ability to make dividend payments. A BDC’s credit rating may change over time which could adversely affect its ability to obtain additional credit and/or increase the cost of such borrowing. Agreements governing a BDC’s credit facilities and related funding and service agreements may contain various covenants that limit the BDC’s discretion in operating its business along with other limitations. Any defaults may restrict the BDC’s ability to manage assets securing related assets, which may adversely impact the BDC’s liquidity and operations.

BDCs compete with other BDCs along with a large number of investment funds, investment banks and other sources of financing to make their investments. Competitors may have lower costs or access to funding sources that cause BDCs to lose prospective investments if they do not match competitors’ pricing, terms and structure. As a result of this competition, there is no assurance that a BDC will be able to identify and take advantage of attractive investment opportunities or that they will fully be able to invest available capital.

BDC investments are frequently not publicly traded and, as a result, there is uncertainty as to the value and liquidity of those investments. BDCs may use independent valuation firms to value their investments and such valuations may be uncertain, be based on estimates and/or differ materially from that which would have been used if a ready market for those investments existed. The value of a BDC could be adversely affected if its determinations regarding the fair value of investments was materially higher than the value realized upon sale of such investments. Due to the relative illiquidity of certain BDC investments, if a BDC is required to liquidate all or a portion of its portfolio quickly, it may realize significantly less than the value at which such investments are recorded. Further restrictions may exist on the ability to liquidate certain assets to the extent that subsidiaries or related parties have material non-public information regarding such assets.

BDCs may enter into hedging transactions and utilize derivative instruments such as forward contracts, options and swaps. Unanticipated movements and improper correlation of hedging instruments may prevent a BDC from hedging against exposure to risk of loss. BDCs are required to make available significant managerial assistance to their portfolio companies. Significant managerial assistance refers to any arrangement whereby a BDC provides significant guidance and counsel concerning the management, operations, or business objectives and policies of a portfolio company. Examples of such activities include arranging financing, managing relationships with financing sources, recruiting management personnel and evaluating acquisition and divestiture opportunities. BDCs are frequently externally managed by an investment adviser which may also provide this external managerial assistance to portfolio companies. Such investment adviser’s liability may be limited under its investment advisory agreement, which may lead such investment adviser to act in a riskier manner than it would were it investing for its own account. Such investment advisers may be entitled to incentive compensation which may cause such adviser to make more speculative and riskier investments than it would if investing for its own account. Such compensation may be due even in the case of declines to the value of a BDC’s investments.

BDCs may issue options, warrants and rights to convert to voting securities to its officers, employees and board members. Any issuance of derivative securities requires the approval of the company’s board of directors and authorization by the company’s shareholders. A BDC may operate a profit-sharing plan for its employees, subject to certain restrictions. BDCs frequently have high expenses which may include, but are not limited to, the payment of management fees, administration expenses, taxes, interest payable on debt, governmental charges, independent director fees and expenses, valuation expenses and fees payable to third parties relating to or associated with making investments. These expenses may fluctuate significantly over time.

If a BDC fails to maintain its status as a BDC it may be regulated as a closed-end fund which would subject such BDC to additional regulatory restrictions and significantly decrease its operating flexibility. In addition, such failure could trigger an event of default under certain outstanding indebtedness which could have a material adverse impact on its business.

Exchange-Traded Funds. Exchange-traded funds (“ETFs”) are typically investment companies registered under the Investment Company Act with shares that trade on a securities exchange. Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of ETFs may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. ETFs are subject to various risks, including management’s ability to meet the ETF’s investment objective, and to manage the ETF portfolio when the underlying securities are redeemed or sold during periods of market turmoil and as investors’ perceptions regarding ETFs or their underlying investments change. A trust and any underlying ETFs have operating expenses. If a trust invests in ETFs, you will bear not only your share of the trust’s expenses, but also the expenses of the underlying funds. By investing in the other funds, a trust may incur greater expenses than you would incur if you invested directly in the funds.

Most ETFs replicate the composition or returns of a securities index. These ETFs face index correlation risk which is the risk that the performance of an ETF will vary from the actual performance of the fund’s target index, known as “tracking error.” This can happen due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. Some funds use a technique called “representative sampling,” which means that the fund invests in a representative sample of securities in its target index rather than all of the index securities. This could increase the risk of tracking error.

Some ETFs are open-end funds. Open-end funds of this type can be actively-managed or passively-managed investment companies that are registered under the Investment Company Act. These open-end funds have received orders from the Securities and Exchange Commission (the “SEC”) exempting them from various provisions of the Investment Company Act. Regular open-end funds generally issue redeemable securities that are issued and redeemed at a price based on the fund’s current net asset value and are not traded on a securities exchange. Exchange-traded open-end funds, however, issue shares of common stock that are traded on a securities exchange based on negotiated prices rather than the fund’s current net asset value. These funds only issue new shares and redeem outstanding shares in very large blocks, often called “creation units,” in exchange for an in-kind distribution of the fund’s portfolio securities. Due to a variety of cost and administrative factors, a trust that invests in ETFs will generally buy and sell shares of its underlying open-end fund ETFs on securities exchanges rather than engaging in transactions in creation units. Shares of exchange-traded open-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of open-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Some ETFs are UITs. UITs of this type are passively-managed investment companies that are registered under the Investment Company Act. ETFs that are UITs differ significantly from your trust in certain respects, even though the UITs that may be held in the trust’s portfolio and the trust itself are registered UITs. UITs that are ETFs have received orders from the SEC exempting them from various provisions of the Investment Company Act. Regular UITs, such as your trust, generally issue redeemable securities that are issued and redeemed at a price based on the UIT’s current net asset value and are not traded on a securities exchange. ETFs that are UITs, however, issue units that are traded on a securities exchange based on negotiated prices rather than the UIT’s current net asset value. These UITs only issue new shares and redeem outstanding shares in very large blocks, often called “creation units,” in exchange for an in-kind distribution of the UIT’s portfolio securities. Due to a variety of cost and administrative factors, a trust that invests in ETFs will generally buy and sell shares of its underlying ETFs on securities exchanges rather than engaging in transactions in creation units. Units of exchange-traded UITs frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of UIT units may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Inverse ETFs. Certain ETFs may be “inverse” ETFs. An inverse ETF, sometimes referred to as a “bear ETF” or “short ETF,” is a special type of index ETF that is designed to provide investment results that move in the opposite direction of the daily price movement of the index to which it is benchmarked. Put another way, an inverse ETF is designed to go up in value when its benchmark index goes down in value, and go down in value when its benchmark index goes up in value. Inverse ETFs can be used to establish a hedge position within an investment portfolio to attempt to protect its value during market declines. Though inverse ETFs may reduce downside risk and volatility in a down market, they are not suitable for all investors. The value of an inverse investment may tend to increase on a daily basis by the amount of any decrease in the index, but the converse is also true that the value of the investment will also tend to decrease on a daily basis by the amount of any increase in the index.

Investing in inverse ETFs involves certain risks, which may include increased volatility due to the ETFs’ possible use of short sales of securities and derivatives such as options and futures. Inverse ETFs are subject to active trading risks that may increase volatility and impact the ETFs’ ability to achieve their investment objectives. The use of leverage by an ETF increases the risk to the ETF. The more an ETF invests in leveraged instruments, the more the leverage will magnify any gains or losses on those investments. Most inverse ETFs “reset” daily, meaning that they are designed to achieve their stated objectives on a daily basis only and not over any longer time period. Due to the effect of compounding, the performance of these ETFs over longer periods of time can differ significantly from the inverse of the performance of the ETF’s underlying index or benchmark during the same period of time. This effect can be magnified in volatile markets. Inverse ETFs typically are not suitable for retail investors who plan to hold them for more than one trading session, particularly in volatile markets.

Leveraged ETFs. Certain ETFs may be “leveraged” ETFs. These ETFs seek to match a multiple or multiples of the performance, or the inverse of the performance, of a benchmark index on a given day and not for greater periods of time. This means that the return of a leveraged ETF for a period longer than a single day will be the result of each day’s returns compounded over the period and not the point-to-point return of the index over the entire time period. As a result, the use of leverage will very likely cause the performance of such an ETF to be either greater than, or less than, the index performance times the stated multiple in an ETF’s investment objective. Investors should recognize that the degree of volatility of the underlying index can have a dramatic effect on an ETF’s longer-term performance. The greater the volatility, given a particular index return, the greater the downside deviation will be of the ETF’s longer-term performance from a simple multiple of its index’s longer-term return. Leveraged ETFs use investment techniques that may be considered aggressive, including the use of futures contracts, options on futures contracts, securities and indexes, forward contracts, swap agreements and similar instruments. Leveraged ETFs are typically unsuitable for investors who plan to hold them for longer than one trading session, particularly in volatile markets.

Non-Diversification Risk. Certain funds held by a trust may be classified as “non-diversified.” Such funds may be more exposed to the risks associated with and developments affecting an individual issuer, industry and/or asset class than a fund that invests more widely.

Foreign Issuers. An investment in securities of non-U.S. issuers involves certain investment risks that are different in some respects from an investment in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, the possibility that the financial condition of the issuers of the securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of foreign securities), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”), there may be less publicly available information than is available from a domestic issuer. In addition, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs in foreign securities markets are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States.

Securities issued by non-U.S. issuers generally pay income in foreign currencies and principally trade in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various securities.

There can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to a trust or a fund held by a trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of foreign securities and on the ability to liquidate securities. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign securities and correspondingly could affect the price of trust units.

Investors should be aware that it may not be possible to buy all securities at the same time because of the unavailability of any security, and restrictions applicable to a trust relating to the purchase of a security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and may not be exempt from the registration requirements of such Act. Sales of non-exempt securities in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these securities will generally be effected only in foreign securities markets. Investors should realize that the securities might be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of securities will be adversely affected if trading markets for the securities are limited or absent.

Emerging Markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors’ activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities. In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if a trust or a fund held by a trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend to a large degree upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

Depositary Receipts. Certain of the securities in a trust may be in depositary receipt form, including American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”). Depositary receipts represent stock deposited with a custodian in a depositary. Depositary receipts are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted.

Depositary receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the depositary receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues depositary receipts generally charges a fee, based on the price of the depositary receipts, upon issuance and cancellation of the depositary receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the depositary receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from the application of the tax laws of one nation to nationals of another and from certain practices in the depositary receipts market may also exist with respect to certain depositary receipts. In varying degrees, any or all of these factors may affect the value of the depositary receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of depositary receipts may be different than those of holders of the underlying shares, and the market for depositary receipts may be less liquid than that for the underlying shares. Depositary receipts are registered securities pursuant to the Securities Act and may be subject to the reporting requirements of the Securities Exchange Act.

For the securities that are depositary receipts, currency fluctuations will affect the United States dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the depositary receipts and consequently the value of the securities. The foreign issuers of securities that are depositary receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in depositary receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

Currency Risk. A trust that invests in securities of non-U.S. issuers will be subject to currency risk, which is the risk that an increase in the U.S. dollar relative to the non-U.S. currency will reduce returns or portfolio value. Generally, when the U.S. dollar rises in value relative to a non-U.S. currency, a trust’s investment in securities denominated in that currency will lose value because its currency is worth fewer U.S. dollars. On the other hand, when the value of the U.S. dollar falls relative to a non-U.S. currency, a trust’s investments denominated in that currency will tend to increase in value because that currency is worth more U.S. dollars. The exchange rates between the U.S. dollar and non-U.S. currencies depend upon such factors as supply and demand in the currency exchange markets, international balance of payments, governmental intervention, speculation and other economic and political conditions. A trust may incur conversion costs when it converts its holdings to another currency. Non-U.S. exchange dealers may realize a profit on the difference between the price at which a trust buys and sells currencies. A trust may engage in non-U.S. currency exchange transactions in connection with its portfolio investments. A trust may also be subject to currency risk through investments in ADRs, GDRs and other non-U.S. securities denominated in U.S. dollars.

Alternative Minimum Tax Risk. While certain of the distributions from the trust may be exempt from certain taxes, a portion of such distributions may be taken into account in computing the alternative minimum tax.

Foreign Government Securities Risk. The ability of a government issuer, especially in an emerging market country, to make timely and complete payments on its debt obligations will be strongly influenced by the government issuer’s balance of payments, including export performance, its access to international credits and investments, fluctuations of interest rates and the extent of its foreign reserves. A country whose exports are concentrated in a few commodities or whose economy depends on certain strategic imports could be vulnerable to fluctuations in international prices of these commodities or imports. If a government issuer cannot generate sufficient earnings from foreign trade to service its external debt, it may need to depend on continuing loans and aid from foreign governments, commercial banks and multinational organizations. There are no bankruptcy proceedings similar to those in the United States by which defaulted government debt may be collected. Additional factors that may influence a government issuer’s ability or willingness to service debt include, but are not limited to, a country’s cash flow situation, the ability of sufficient foreign exchange on the date a payment is due (where applicable), the relative size of its debt burden to the economy as a whole, and the issuer’s policy towards the International Monetary Fund, the International Bank for Reconstruction and Development and other international agencies to which a government debtor may be subject.

Supranational Entities’ Securities. Certain securities are obligations issued by supranational entities such as the International Bank for Reconstruction and Development (the “World Bank”). The government members, or “stockholders,” usually make initial capital contributions to supranational entities and in many cases are committed to make additional capital contributions if a supranational entity is unable to repay its borrowings. There is no guarantee that one or more stockholders of a supranational entity will continue to make any necessary additional capital contributions. If such contributions are not made, the entity may be unable to pay interest or repay principal on its debt securities, and an investor in such securities may lose money on such investments.

Small-Cap and Mid-Cap Companies. Smaller company stocks customarily involve more investment risk than larger company stocks. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small or mid-size company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small-cap and mid-cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for a trust which contains these securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Real Estate Investment Trusts. Real estate investment trusts (“REITs”) may be exposed to the risks associated with the ownership of real estate which include, among other factors, changes in general U.S., global and local economic conditions, declines in real estate values, changes in the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, tax rates and other operating expenses, changes in government regulations, faulty construction and the ongoing need for capital improvements, regulatory and judicial requirements including relating to liability for environmental hazards, changes in neighborhood values and buyer demand and the unavailability of construction financing or mortgage loans at rates acceptable to developers.

Many factors can have an adverse impact on the performance of a REIT, including its cash available for distribution, the credit quality of the REIT or the real estate industry generally. The success of a REIT depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs. You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if REIT securities are acquired at or near the top of the cycle, there is increased risk of a decline in value of the REIT securities. At various points in time, demand for certain types of real estate may inflate the value of real estate. This may increase the risk of a substantial decline in the value of such real estate and increase the risk of a decline in the value of the securities. REITs are also subject to defaults by borrowers and the market’s perception of the REIT industry generally. Because of their structure, and a current legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may adversely affect REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially if REITs issue stock when real estate prices are relatively high and stock prices are relatively low.

Mortgage REITs engage in financing real estate, purchasing or originating mortgages and mortgage-backed securities and earning income from the interest on these investments. Such REITs face risks similar to those of other financial firms, such as changes in interest rates, general market conditions and credit risk, in addition to risks associated with an investment in real estate.

Master Limited Partnerships. Master limited partnerships (“MLPs”) are limited partnerships or limited liability companies that are generally taxed as partnerships whose interests are traded on securities exchanges. MLP ownership generally consists of a general partner and limited partners. The general partner manages the partnership, has an ownership stake in the partnership and is eligible to receive an incentive distribution. The limited partners provide capital to the partnership, have a limited (if any) role in the operation and management of the partnership and receive cash distributions. Most MLPs generally operate in the energy, natural resources or real estate sectors and are subject to the risks generally applicable to companies in those sectors. MLPs are also subject to the risk that authorities could challenge the tax treatment of MLPs for federal income tax purposes which could have a negative impact on the after-tax income available for distribution by the MLPs.

Bond Quality Risk. Bond quality risk is the risk that a bond will fall in value if a rating agency decreases or withdraws the bond’s rating.

Prepayment Risk. When interest rates fall, among other factors, the issuer of a fixed income security may prepay its obligations earlier than expected. Such amounts will result in early distributions to an investor who may be unable to reinvest such amounts at the yields originally invested which could adversely impact the value of your investment. Certain bonds include call provisions which expose such an investor to call risk. Call risk is the risk that the issuer prepays or “calls” a bond before its stated maturity. An issuer might call a bond if interest rates, in general, fall and the bond pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a bond, the holder of such bond will receive principal but will not receive any future interest distributions on the bond. Such investor might not be able to reinvest this principal at as high a yield. A bond’s call price could be less than the price paid for the bond and could be below the bond’s par value. Certain bonds may also be subject to extraordinary optional or mandatory redemptions if certain events occur, such as certain changes in tax laws, the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used and various other events.

Extension Risk. When interest rates rise, among other factors, issuers of a security may pay off obligations more slowly than expected causing the value of such obligations to fall.

“When Issued” and “Delayed Delivery” Bonds. Certain debt obligations may have been purchased on a “when, as and if issued” or “delayed delivery” basis. The delivery of any such bonds may be delayed or may not occur. Interest on these bonds begins accruing to the benefit of investors on their respective dates of delivery. Investors will be “at risk” with respect to all “when, as and if issued” and “delayed delivery” bonds (i.e., may derive either gain or loss from fluctuations in the values of such bonds) from the date they purchase their investment.

Premium Securities. Certain securities may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium securities at the time they were purchased by the fund were higher than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparable securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value.

Market Discount. Certain fixed income securities may have been acquired at a market discount from par value at maturity. The coupon interest rates on discount securities at the time of purchase are lower than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced.

Original Issue Discount Bonds. Original issue discount bonds were initially issued at a price below their face (or par) value. These bonds typically pay a lower interest rate than comparable bonds that were issued at or above their par value. In a stable interest rate environment, the market value of these bonds tends to increase more slowly in early years and in greater increments as the bonds approach maturity. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond’s par value. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the bonds, is deemed to accrue on a daily basis and the accrued portion is treated as taxable interest income for U.S. federal income tax purposes.

Zero Coupon Bonds. Certain bonds may be “zero coupon” bonds. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder’s ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

Restricted Securities. Certain securities may only be resold pursuant to Rule 144A under the Securities Act. Such securities may not be readily marketable. Restricted securities may be sold only to purchasers meeting certain eligibility requirements in privately negotiated transactions or in a public offering with respect to which a registration statement is in effect under the Securities Act. Where registration of such securities under the Securities Act is required, an owner may be obligated to pay all or part of the registration expenses and a considerable period may elapse between the time of the decision to sell and the time an owner may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, an owner might obtain a less favorable price than that which prevailed when it decided to sell.

Preferred Security Risks. Preferred securities include preferred stocks, trust preferred securities, subordinated or junior notes and debentures and other similarly structured securities. Preferred securities combine some of the characteristics of common stocks and bonds. Preferred securities generally pay fixed or adjustable rate income in the form of dividends or interest to investors. Preferred securities generally have preference over common stock in the payment of income and the liquidation of a company’s assets. However, preferred securities are typically subordinated to bonds and other debt instruments in a company’s capital structure and therefore will be subject to greater credit risk than those debt instruments. Because of their subordinated position in the capital structure of an issuer, the ability to defer dividend or interest payments for extended periods of time without triggering an event of default for the issuer, and certain other features, preferred securities are often treated as equity-like instruments by both issuers and investors, as their quality and value are heavily dependent on the profitability and cash flows of the issuer rather than on any legal claims to specific assets. Preferred securities are often callable at their par value at some point in time after their original issuance date. Income payments on preferred securities are generally stated as a percentage of these par values although certain preferred securities provide for variable or additional participation payments.

While some preferred securities are issued with a final maturity date, others are perpetual in nature. In certain instances, a final maturity date may be extended and/or the final payment of principal may be deferred at the issuer’s option for a specified time without triggering an event of default for the issuer. Preferred securities generally may be subject to provisions that allow an issuer, under certain conditions, to skip (“non-cumulative” preferred securities) or defer (“cumulative” preferred securities) distributions. The issuer of a non-cumulative preferred security does not have an obligation to make up any arrearages to holders of such securities and non-cumulative preferred securities can defer distributions indefinitely. Cumulative preferred securities typically contain provisions that allow an issuer, at its discretion, to defer distributions payments for up to 10 years. If a preferred security is deferring its distribution, investors may be required to recognize income for tax purposes while they are not receiving any income. In certain circumstances, an issuer of preferred securities may redeem the securities during their life. For certain types of preferred securities, a redemption may be triggered by a change in federal income tax or securities laws. As with call provisions, a redemption by the issuer may negatively impact the return of the security. Preferred security holders generally have no voting rights with respect to the issuing company except in very limited situations, such as if the issuer fails to make income payments for a specified period of time or if a declaration of default occurs and is continuing. Preferred securities may be substantially less liquid than many other securities, such as U.S. government securities or common stock. The federal income tax treatment of preferred securities may not be clear or may be subject to recharacterization by the Internal Revenue Service. Issuers of preferred securities may be in industries that are heavily regulated and that may receive government funding. The value of preferred securities issued by these companies may be affected by changes in government policy, such as increased regulation, ownership restrictions, deregulation or reduced government funding.

Preferred stocks are a category of preferred securities that are typically considered equity securities and make income payments from an issuer’s after-tax profits that are treated as dividends for tax purposes. While they generally provide for specified income payments as a percentage of their par value, these payments generally do not carry the same set of guarantees afforded to bondholders and have higher risks of non-payment or deferral.

Certain preferred securities may be issued by trusts or other special purpose entities established by operating companies, and are therefore not direct obligations of operating companies. At the time a trust or special purpose entity sells its preferred securities to investors, the trust or special purpose entity generally purchases debt of the operating company with terms comparable to those of the trust or special purpose entity securities. The trust or special purpose entity, as the holder of the operating company’s debt, has priority with respect to the operating company’s earnings and profits over the operating company’s common shareholders, but is typically subordinated to other classes of the operating company’s debt. Distribution payments of trust preferred securities generally coincide with interest payments on the underlying obligations. Distributions from trust preferred securities are typically treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction or the lower federal tax rates applicable to qualified dividends. Trust preferred securities generally involve the same risks as traditional preferred stocks but are also subject to unique risks, including risks associated with income payments only being made if payments on the underlying obligations are made. Typically, a trust preferred security will have a rating that is below that of its corresponding operating company’s senior debt securities due to its subordinated nature.

Subordinated or junior notes or debentures are securities that generally have priority to common stock and other preferred securities in a company’s capital structure but are subordinated to other bonds and debt instruments in a company’s capital structure. As a result, these securities will be subject to greater credit risk than those senior debt instruments and will not receive income payments or return of principal in the event of insolvency until all obligations on senior debt instruments have been made. Distributions from these securities are typically treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction or the lower federal tax rates applicable to qualified dividends. Investments in subordinated or junior notes or debentures also generally involve risks similar to risks of other preferred securities described above.

High Yield Securities. “High yield” or “junk” securities, the generic names for securities rated below BBB by Standard & Poor’s or below Baa by Moody’s (or similar ratings of other rating agencies), are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. These obligations that are considered below “investment grade” and should be considered speculative as such ratings indicate a quality of less than investment grade. High yield securities are generally not listed on a national securities exchange. Trading of high yield securities, therefore, takes place primarily in over-the-counter markets that consist of groups of dealer firms that are typically major securities firms. Because the high yield security market is a dealer market, rather than an auction market, no single obtainable price for a given security prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. Not all dealers maintain markets in all high yield securities. Therefore, since there are fewer traders in these securities than there are in “investment grade” securities, the bid-offer spread is usually greater for high yield securities than it is for investment grade securities. The price at which the securities may be sold to meet redemptions and the value of a trust may be adversely affected if trading markets for the securities are limited or absent.

An investment in “high yield, high-risk” debt obligations or “junk” obligations may include increased credit risks and the risk that the value of the units will decline, and may decline precipitously, with increases in interest rates. During certain periods there have been wide fluctuations in interest rates and thus in the value of debt obligations generally. Certain high yield securities may be subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high yield, high-risk securities resulting in a higher incidence of defaults among high yield, high-risk securities. A slowdown in the economy, or a development adversely affecting an issuer’s creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high yield, high-risk securities, an increase in interest rates will increase that issuer’s interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates, but reduces the benefit to the issuer of declining rates. The sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a security is recharacterized as equity by the Internal Revenue Service for federal income tax purposes, the issuer’s interest deduction with respect to the security will be disallowed and this disallowance may adversely affect the issuer’s credit rating. Because investors generally perceive that there are greater risks associated with the lower-rated securities, the yields and prices of these securities tend to fluctuate more than higher- rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high yield, high-risk securities may fluctuate more than the market value of higher-rated securities since these securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debt-holders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High yield, high-risk securities are also affected by variables such as interest rates, inflation rates and real growth in the economy.

Should the issuer of any security default in the payment of principal or interest, the holders of such security may incur additional expenses seeking payment on the defaulted security. Because the amounts (if any) recovered in payment under the defaulted security may not be reflected in the value of a fund held by a trust or units of a trust until actually received, and depending upon when a unitholder purchases or sells his or her units, it is possible that a unitholder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

High yield, high-risk securities are generally subordinated obligations. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

Municipal Bonds. Certain municipal bonds are “general obligation bonds” and are general obligations of a governmental entity that are backed by the taxing power of such entity. Other municipal bonds are “revenue bonds” payable from the income of a specific project or authority and are not supported by the issuer’s power to levy taxes. General obligation bonds are secured by the issuer’s pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds, both within a particular classification and between classifications, depending on numerous factors.

Certain municipal bonds may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be insured by the Federal Housing Administration or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer’s boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under provisions of the Internal Revenue Code, which include certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from federal income tax under existing laws and regulations.

Certain municipal bonds may be health care revenue bonds. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility’s gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians’ confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third-party pay or programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party pay or programs.

Certain municipal bonds may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. General problems of such issuers would include the difficulty in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain bonds to make payments of principal and/or interest on such bonds.

Certain municipal bonds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of “no-growth” zoning ordinances.

Certain municipal bonds may be industrial revenue bonds (“IRBs”). IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator’s creditworthiness which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or effected.

Certain municipal bonds may be obligations that are secured by lease payments of a governmental entity (“lease obligations”). Lease obligations are often in the form of certificates of participation. Although the lease obligations do not constitute general obligations of the municipality for which the municipality’s taxing power is pledged, a lease obligation is ordinarily backed by the municipality’s covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain “non-appropriation”

clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity’s failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although “non-appropriation” lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.

Certain municipal bonds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds. General problems relating to college and university obligations include the prospect of declining student enrollment, possible inability to raise tuitions and fees sufficiently to cover operating costs, the uncertainty of continued receipt of federal grants and state funding and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

Certain municipal bonds may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport’s gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. From time to time the air transport industry has experienced significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines have experienced severe financial difficulties. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

Certain municipal bonds may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project; technological or other unavoidable changes adversely affecting the operation of a project; and administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform or impose unreasonable burdens or excessive liabilities. No one can predict the causes or likelihood of the redemption of resource recovery bonds prior to the stated maturity of the bonds.

Certain municipal bonds may have been acquired at a market discount from par value at maturity. A “tax-exempt” municipal bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates.

Certain municipal bonds may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called bonds are used to pay for unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of bonds or may require the mandatory redemption of bonds include, among others: a final determination that the interest on the bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used; an exercise by a local, state or federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the bonds were used; changes in the economic availability of raw materials, operating supplies or facilities; technological or other changes which render the operation of the project for which the proceeds of the bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the bonds are issued on the issuer of the bonds or the user of the proceeds of the bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the bonds; an overestimate of the costs of the project to be financed with the proceeds of the bonds resulting in excess proceeds of the bonds which may be applied to redeem bonds; or an underestimate of a source of funds securing the bonds resulting in excess funds which may be applied to redeem bonds. The issuer of certain bonds may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call bonds in accordance with the stated redemption provisions of such bonds. In such a case the issuer no longer has the right to call the bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a bond at a time when the issuer of the bond might not have called a bond for redemption had it not sold such rights. No one can predict all of the circumstances which may result in such redemption of an issue of bonds. See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

Convertible Securities. Convertible securities are generally debt obligations or preferred stock of a company that are convertible into another security of the company, typically common stock. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security’s market value also tends to reflect the market price of the common stock of the issuing company, particularly when the stock price is greater than the convertible security’s conversion price. The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security than by the market price of the underlying common stock. Thus, it may not decline in price to the same extent as the underlying common stock, and convertible securities generally have less potential for gain or loss than common stocks. However, mandatory convertible securities (as discussed below) generally do not limit the potential for loss to the same extent as securities convertible at the option of the holder. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company’s common stockholders. Consequently, an issuer’s convertible securities generally entail less risk than its common stock. However, convertible securities generally fall below other debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations. In addition, contingent payment, convertible securities allow the issuer to claim deductions based on its nonconvertible cost of debt, which generally will result in deduction in excess of the actual cash payments made on the securities (and accordingly, holders will recognize income in amounts in excess of the cash payments received).

Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for the potential loss.

Senior Loans. Senior loans may be issued by banks, other financial institutions, and other investors to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. Senior loans generally are of below investment grade credit quality and may be unrated at the time of investment. They generally are not registered with the SEC or any state securities commission and generally are not listed on any securities exchange.

An investment in senior loans involves risk that the borrowers under senior loans may default on their obligations to pay principal or interest when due. Although senior loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower’s obligation in the event of non-payment or that such collateral could be readily liquidated. Senior loans are typically structured as floating rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on an investment in senior loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment. Additionally, senior loans generally have floating interest rates that may be tied to the London Inter-Bank Offered Rate (“LIBOR”), which is set to be phased out by 2021. The potential phase out of LIBOR could adversely affect the value of investments tied to LIBOR.

The amount of public information available on senior loans generally will be less extensive than that available for other types of assets. No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans does exist. Senior loans are thus relatively illiquid. If a fund held by a trust invests in senior loans, liquidity of a senior loan refers to the ability of the fund to sell the investment in a timely manner at a price approximately equal to its value on the fund’s books. The illiquidity of senior loans may impair a fund’s ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in a trust’s net asset value.

If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. The price for the senior loan may be adversely affected if sold at a time when a financial institution is engaging in such a sale.

Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a fund held by a trust, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

Floating Rate Instruments. A floating rate security is an instrument in which the interest rate payable on the obligation fluctuates on a periodic basis based upon changes in a benchmark, often related to interest rates. As a result, the yield on such a security will generally decline with negative changes to the benchmark, causing an investor to experience a reduction in the income it receives from such securities. A sudden and significant increase in the applicable benchmark may increase the risk of payment defaults and cause a decline in the value of the security.

Asset-Backed Securities. Asset-backed securities (“ABS”) are securities backed by pools of loans or other receivables. ABS are created from many types of assets, including auto loans, credit card receivables, home equity loans and student loans. ABS are issued through special purpose vehicles that are bankruptcy remote from the issuer of the collateral. The credit quality of an ABS transaction depends on the performance of the underlying assets. To protect ABS investors from the possibility that some borrowers could miss payments or even default on their loans, ABS include various forms of credit enhancement. Some ABS, particularly home equity loan transactions, are subject to interest rate risk and prepayment risk. A change in interest rates can affect the pace of payments on the underlying loans, which in turn, affects total return on the securities. ABS also carry credit or default risk. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in an ABS transaction. Finally, ABS have structure risk due to a unique characteristic known as early amortization, or early payout, risk. Built into the structure of most ABS are triggers for early payout, designed to protect investors from losses. These triggers are unique to each transaction and can include: a big rise in defaults on the underlying loans, a sharp drop in the credit enhancement level, or even the bankruptcy of the originator. Once early amortization begins, all incoming loan payments (after expenses are paid) are used to pay investors as quickly as possible based upon a predetermined priority of payment.

Mortgage-Backed Securities. Mortgage-backed securities are a type of ABS representing direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property and can include single- and multi-class pass-through securities and collateralized mortgage obligations. Mortgage-backed securities are based on different types of mortgages, including those on commercial real estate or residential properties. These securities often have stated maturities of up to thirty years when they are issued, depending upon the length of the mortgages underlying the securities. In practice, however, unscheduled or early payments of principal and interest on the underlying mortgages may make the securities’ effective maturity shorter than this. Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates, and may reduce the market value of the securities. In addition, mortgage-backed securities are subject to prepayment risk, the risk that borrowers may pay off their mortgages sooner than expected, particularly when interest rates decline.

Sovereign Debt. Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity’s debt position in relation to the economy or the failure to put in place required economic reforms. If a governmental entity defaults, it may ask for more time in which to pay or for further loans. There is no legal process for collecting sovereign debt that a government does not pay nor are there bankruptcy proceedings through which all or part of the sovereign debt that a governmental entity has not repaid may be collected.

U.S. Government Obligations Risk. Obligations of U.S. government agencies, authorities, instrumentalities and sponsored enterprises have historically involved little risk of loss of principal if held to maturity. However, not all U.S. government securities are backed by the full faith and credit of the United States. Obligations of certain agencies, authorities, instrumentalities and sponsored enterprises of the U.S. government are backed by the full faith and credit of the United States (e.g., the Government National Mortgage Association); other obligations are backed by the right of the issuer to borrow from the U.S. Treasury (e.g., the Federal Home Loan Banks) and others are supported by the discretionary authority of the U.S. government to purchase an agency’s obligations. Still others are backed only by the credit of the agency, authority, instrumentality or sponsored enterprise issuing the obligation. No assurance can be given that the U.S. government would provide financial support to any of these entities if it is not obligated to do so by law.

Money Market Securities. Certain funds held by a trust may invest in money market securities. If market conditions improve while a fund has temporarily invested some or all of its assets in high quality money market securities, this strategy could result in reducing the potential gain from the market upswing, thus reducing a fund’s opportunity to achieve its investment objective.

Derivatives Risk. Certain funds held by a trust may engage in transactions in derivatives. Derivatives are subject to counterparty risk which is the risk that the other party in a transaction may be unable or unwilling to meet obligations when due. Use of derivatives may increase volatility of a fund and reduce returns. Fluctuations in the value of derivatives may not correspond with fluctuations of underlying exposures. Unanticipated market movements could result in significant losses on derivative positions including greater losses than amounts originally invested and potentially unlimited losses in the case of certain derivatives. There are no assurances that there will be a secondary market available in any derivative position which could result in illiquidity and the inability of a fund to liquidate or terminate positions as valued. Valuation of derivative positions may be difficult and increase during times of market turmoil. Certain derivatives may be used as a hedge against other securities positions; however, hedging can be subject to the risk of imperfect alignment and there are no assurances that a hedge will be achieved as intended which can pose significant loss to a fund. The derivatives market is subject to the risk of changing or increased regulation which may make derivatives more costly, limit the availability of derivatives or otherwise adversely affect the value or performance of derivatives. Examples of increased regulation include, but are not limited to, the imposition of clearing and reporting requirements on transactions that fall within the definition of “swap” and

“security-based swap,” increased recordkeeping and reporting requirements, changing definitional and registration requirements, and changes to the way that funds’ use of derivatives is regulated. No one can predict the effects of any new governmental regulation that may be implemented on the ability of a fund to use any financial derivative product, and there can be no assurance that any new governmental regulation will not adversely affect a fund’s ability to achieve its investment objective. The federal income tax treatment of a derivative may not be as favorable as a direct investment in the asset that a derivative provides exposure to, which may adversely impact the timing, character and amount of income a fund realizes from its investment. The tax treatment of certain derivatives is unsettled and may be subject to future legislation, regulation or administrative pronouncements.

Options. A trust may hold a fund or funds that write (sell) or purchase options as part of its investment strategy. In addition to general risks associated with derivatives described above, options are considered speculative. When a fund purchases an option, it may lose the premium paid for it if the price of the underlying security or other assets decreases or remains the same (in the case of a call option) or increases or remains the same (in the case of a put option). If a put or call option purchased by a fund were permitted to expire without being sold or exercised, its premium would represent a loss to a fund. To the extent that a fund writes or sells an option, if the decline or increase in the underlying asset is significantly below or above the exercise price of the written option, a fund could experience substantial and potentially unlimited losses.

There can be no assurance that a liquid market for the options will exist when a fund seeks to close out an option position. Reasons for the absence of a liquid secondary market on an exchange may include the following: (i) there may be insufficient trading interest in certain options; (ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen of an exchange or The Options Clearing Corporation (“OCC”) may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options). If trading were discontinued, the secondary market on that exchange (or in that class or series of options) would cease to exist. However, outstanding options on that exchange that had been issued by the OCC as a result of trades on that exchange would continue to be exercisable in accordance with their terms. A fund’s ability to terminate over-the-counter options is more limited than with exchange-traded options and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations. If a fund were unable to close out a covered call option that it had written (sold) on a security, it would not be able to sell the underlying security unless the option expired without exercise.

The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. Additionally, the exercise price of an option may be adjusted downward before the option’s expiration as a result of the occurrence of certain corporate events affecting the underlying equity security, such as extraordinary dividends, stock splits, merger or other extraordinary distributions or events. In certain circumstances, a reduction in the exercise price of an option could reduce a fund’s capital appreciation potential on the underlying security.

To the extent that a fund purchases options pursuant to a hedging strategy, the fund will be subject to the following additional risks. If a put or call option purchased by a fund is not sold when it has remaining value, and if the market price of the underlying security remains equal to or greater than the exercise price (in the case of a put), or remains less than or equal to the exercise price (in the case of a call), the fund will lose its entire investment in the option. Also, where a put or call option on a particular security is purchased to hedge against price movements in a related security, the price of the put or call option may move more or less than the price of the related security. If restrictions on exercise were imposed, a fund might be unable to exercise an option it had purchased. If a fund were unable to close out an option that it had purchased on a security, it would have to exercise the option in order to realize any profit or the option may expire worthless.

The writing (selling) and purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The successful use of options depends in part on the ability of a fund’s adviser to predict future price fluctuations and, for hedging transactions, the degree of correlation between the options and securities or currency markets.

If a fund employs a covered call strategy, a fund will generally write (sell) call options on a significant portion of the fund’s managed assets. These call options will give the option holder the right, but not the obligation, to purchase a security from the fund at the strike price on or prior to the option’s expiration date. The ability to successfully implement the fund’s investment strategy depends on the fund adviser’s ability to predict pertinent market movements, which cannot be assured. Thus, the use of options may require a fund to sell portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the fund can realize on an investment or may cause the fund to hold a security that it might otherwise sell. The writer (seller) of an option has no control over the time when it may be required to fulfill its obligation as a writer (seller) of the option. Once an option writer (seller) has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. As the writer (seller) of a covered call option, a fund forgoes, during the option’s life, the opportunity to profit from increases in the market value of the security underlying the call option above the sum of the premium and the strike price of the call option, but has retained the risk of loss should the price of the underlying security decline. The value of the options written (sold) by a fund will be affected by changes in the value and dividend rates of the underlying equity securities, an increase in interest rates, changes in the actual or perceived volatility of securities markets and the underlying securities and the remaining time to the options’ expirations. The value of the options may also be adversely affected if the market for the options becomes less liquid or smaller.

An option is generally considered “covered” if a fund owns the security underlying the call option or has an absolute and immediate right to acquire that security without additional cash consideration (or, if required, liquid cash or other assets are segregated by the fund) upon conversion or exchange of other securities held by the fund. In certain cases, a call option may also be considered covered if a fund holds a call option on the same security as the call option written (sold) provided that certain conditions are met. By writing (selling) covered call options, a fund generally seeks to generate income, in the form of the premiums received for writing (selling) the call options. Investment income paid by a fund to its shareholders (such as a trust) may be derived primarily from the premiums it receives from writing (selling) call options and, to a lesser extent, from the dividends and interest it receives from the equity securities or other investments held in the fund’s portfolio and short-term gains thereon. Premiums from writing (selling) call options and dividends and interest payments made by the securities in a fund’s portfolio can vary widely over time.

Swaps. Certain funds held by a trust may invest in swaps. In addition to general risks associated with derivatives described above, swap agreements involve the risk that the party with whom a fund has entered into the swap will default on its obligation to pay a fund and the risk that a fund will not be able to meet its obligations to pay the other party to the agreement. Swaps entered into by a fund may include, but are not limited to, interest rate swaps, total return swaps and/or credit default swaps. In an interest rate swap transaction, two parties exchange rights to receive interest payments, such as exchanging the right to receive floating rate payments based on a reference interest rate for the right to receive fixed rate payments. In addition to the general risks associated with derivatives and swaps described above, interest rate swaps are subject to interest rate risk and credit risk. In a total return swap transaction, one party agrees to pay another party an amount equal to the total return on a reference asset during a specified period of time in return for periodic payments based on a fixed or variable interest rate or on the total return from a different reference asset. In addition to the general risks associated with derivatives and swaps described above, total return swaps could result in losses if the reference asset does not perform as anticipated and these swaps can have the potential for unlimited losses. In a credit default swap transaction, one party makes one or more payments over the term of the contract to the counterparty, provided that no event of default with respect to a specific obligation or issuer has occurred. In return, upon any event of default, such party would receive from the counterparty a payment equal to the par (or other agreed-upon) value of such specified obligation. In addition to general risks associated with derivatives and swaps described above, credit default swaps involve special risks because they are difficult to value, are highly susceptible to liquidity and credit risk and generally pay a return to the party that has paid the premium only in the event of an actual default by the issuer of the underlying obligation (as opposed to a credit downgrade or other indication of financial difficulty).

Forward Foreign Currency Exchange Contracts. Certain funds held by a trust may engage in forward foreign currency exchange transactions. Forward foreign exchange transactions are contracts to purchase or sell a specified amount of a specified currency or multinational currency unit at a price and future date set at the time of the contract. Forward foreign currency exchange contracts do not eliminate fluctuations in the value of non-U.S. securities but rather allow a fund to establish a fixed rate of exchange for a future point in time. This strategy can have the effect of reducing returns and minimizing opportunities for gain.

Indexed and Inverse Securities. Certain funds held by a trust may invest in indexed and inverse securities. In addition to general risks associated with derivatives described above,

indexed and inverse securities are subject to risk with respect to the value of the particular index. These securities are subject to leverage risk and correlation risk. Certain indexed and inverse securities have greater sensitivity to changes in interest rates or index levels than other securities, and a fund’s investment in such instruments may decline significantly in value if interest rates or index levels move in a way a fund’s management does not anticipate.

Futures. Certain funds held by a trust may engage in futures transactions. In addition to general risks associated with derivatives described above, the primary risks associated with the use of futures contracts and options are (a) the imperfect correlation between the change in market value of the instruments held by a fund and the price of the futures contract or option; (b) possible lack of a liquid secondary market for a futures contract and the resulting inability to close a futures contract when desired; (c) losses caused by unanticipated market movements, which are potentially unlimited; (d) the investment adviser’s inability to predict correctly the direction of securities prices, interest rates, currency exchange rates and other economic factors; and (e) the possibility that the counterparty will default in the performance of its obligations. While futures contracts are generally liquid instruments, under certain market conditions they may become illiquid. Futures exchanges may impose daily or intra-day price change limits and/or limit the volume of trading. Additionally, government regulation may further reduce liquidity through similar trading restrictions.

Repurchase Agreement Risk. A repurchase agreement is a form of short-term borrowing where a dealer sells securities to investors (usually on an overnight basis) and buys them back the following day. If the other party to a repurchase agreement defaults on its obligation under such agreement, a fund held by a trust may suffer delays and incur costs or lose money in exercising its rights under the agreement. If the seller fails to repurchase the security under a repurchase agreement and the market value of such security declines, such fund may lose money.

Short Sales Risk. Certain funds held by a trust may engage in short sales. Because making short sales in securities that it does not own exposes a fund to the risks associated with those securities, such short sales involve speculative exposure risk. A fund will incur a loss as a result of a short sale if the price of the security increases between the date of the short sale and the date on which such fund replaces the security sold short. A fund will realize a gain if the security declines in price between those dates. As a result, if a fund makes short sales in securities that increase in value, it will likely underperform similar funds that do not make short sales in securities they do not own. There can be no assurance that a fund will be able to close out a short sale position at any particular time or at an acceptable price. Although a fund’s gain is limited to the amount at which it sold a security short, its potential loss is limited only by the maximum attainable price of the security, less the price at which the security was sold. Short sale transactions involve leverage because they can provide investment exposure in an amount exceeding the initial investment. A fund may also pay transaction costs and borrowing fees in connection with short sales.

Commodities. Certain funds held by a trust may have exposure to the commodities market. This exposure could expose such funds and to greater volatility than investment in other securities. The value of investments providing commodity exposure may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, embargoes, tariffs and international economic, political and regulatory developments.

Concentration Risk. Concentration risk is the risk that the value of a trust may be more susceptible to fluctuations based on factors that impact a particular sector because the trust provides exposure to investments concentrated within a particular sector or sectors. A portfolio “concentrates” in a sector when securities in a particular sector make up 25% or more of the portfolio.

Communication Services Sector. General risks of communication services companies include rapidly changing technology, rapid product obsolescence, loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communication companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. Media and entertainment companies are subject to changing demographics, consumer preferences and changes in the way people communicate and access information and entertainment content. Certain of these companies may be particularly susceptible to cybersecurity threats, which could have an adverse effect on their business. Companies in this sector may be subject to fierce competition for market share from existing competitors and new market entrants. Such competitive pressures are intense and communication stocks can experience extreme volatility.

Companies in the communication sector may encounter distressed cash flows and heavy debt burdens due to the need to commit substantial capital to meet increasing competition and research and development costs. Technological innovations may also make the existing products and services of communication companies obsolete. In addition, companies in this sector can be impacted by a lack of investor or consumer acceptance of new products, changing consumer preferences and lack of standardization or compatibility with existing technologies making implementation of new products more difficult.

Consumer Discretionary and Consumer Staples Sectors. The profitability of companies that manufacture or sell consumer products or provide consumer services may be affected by various factors including the general state of the economy and consumer spending trends. The viability of the retail industry depends on the industry’s ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry may require large capital outlays for technological investments. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Many retailers may be involved in entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

Energy Sector. Energy companies may include but are not limited to companies involved in: production, generation, transmission, marketing, control, or measurement of energy; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control.

The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the securities issued by energy companies may be subject to rapid price volatility.

Any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy sector or the environment could have a negative impact on the energy sector. Each of the problems referred to could adversely affect the financial stability of the issuers of any energy sector securities.

Financials Sector. Companies in the financials sector may include banks and their holding companies, finance companies, investment managers, broker-dealers, insurance and reinsurance companies and mortgage REITs. Banks and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans and competition from new entrants in their fields of business. In addition, banks and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations. Banks may face increased competition from nontraditional lending sources as regulatory changes permit new entrants to offer various financial products. Technological advances allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks face tremendous pressure from mutual funds, brokerage firms and other providers in the competition to furnish services that were traditionally offered by banks.

Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including but not limited to interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other natural or man-made disasters and the effects of client mergers. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies’ policy sales, tax obligations and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

In addition to the normal risks of business, companies involved in the insurance and risk management industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: the inherent uncertainty in the process of establishing property-liability loss reserves, and the fact that ultimate losses could materially exceed established loss reserves, which could have a material adverse effect on results of operations and financial condition; the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophic losses, which could have a material adverse impact on their financial conditions, results of operations and cash flow; the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claim settlement practices; the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability ratings; the extensive regulation and supervision to which insurance companies are subject, and various regulatory and other legal actions; the adverse impact that increases in interest rates could have on the value of an insurance company’s investment portfolio and on the attractiveness of certain of its products; and the uncertainty involved in estimating the availability of reinsurance and the collectability of reinsurance recoverables.

The state insurance regulatory framework is also subject to the risk of federal and state legislatures potentially enacting laws that alter or increase regulation of insurance companies and insurance holding company systems. Previously, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-

conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Mortgage REITs engage in financing real estate, purchasing or originating mortgages and mortgage-backed securities and earning income from the interest on these investments. Such REITs face risks similar to those of other financial firms, such as changes in interest rates, general market conditions and credit risk, in addition to risks associated with an investment in real estate (as discussed herein).

Health Care Sector. Health care companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the health care field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product’s transition from development to production, and revenue patterns may be erratic. In addition, health care facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians’ confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs. Legislative proposals concerning health care are proposed in Congress from time to time. These proposals may span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance incentives for competition in the provision of health care services, tax incentives and penalties related to health care insurance premiums and promotion of prepaid health care plans.

Industrials Sector. General risks of industrials companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, capital goods companies may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, labor relations, government regulations, government contracts and ecommerce initiatives. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny.

Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, or changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel.

Information Technology Sector. Information technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking and communications equipment, internet access and information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the internet, may be characterized by rapidly changing technology, product obsolescence, cyclical markets, evolving industry standards and frequent new product introductions. The success of companies in this sector depends, in substantial part, on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting a company’s products or in the market for products based on a particular technology could have a material adverse effect on an issuer’s operating results. Furthermore, there can be no assurance that any particular company will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high- technology common stocks to fluctuate substantially. In addition, technology company stocks may experience extreme price and volume fluctuations that are often unrelated to the operating performance of such companies. Such market volatility may adversely affect the price of shares of these companies.

Some key components of certain products of technology issuers may be available only from single sources. There can be no assurance that suppliers will be able to meet the demand for components in a timely and cost-effective manner. Accordingly, an issuer’s operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, technology issuers may have a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on companies in this sector.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken to protect proprietary rights will be adequate to prevent misappropriation of technology or that competitors will not independently develop technologies that are substantially equivalent or superior to an issuer’s technology. In addition, due to the increasing public use of the internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of internet products and services. The adoption of any such laws could have a material adverse impact on the issuers of securities in the information technology sector.

Materials Sector. Companies in the basic materials sector are engaged in the manufacture, mining, processing, or distribution of raw materials and intermediate goods used in the industrial sector. These may include materials and products such as chemicals, commodities, forestry products, paper products, copper, iron ore, nickel, steel, aluminum, precious metals, textiles, cement, and gypsum. Basic materials companies may be affected by the volatility of commodity prices, exchange rates, import controls, worldwide competition, depletion of resources, and mandated expenditures for safety and pollution control devices. In addition, they may be adversely affected by technical progress, labor relations and governmental regulation. These companies are also at risk for environmental damage and product liability claims. Production of industrial materials often exceeds demand as a result of over-building or economic downturns, which may lead to poor investment returns.

Real Estate Sector. Real estate companies include REITs and real estate management and development companies. Companies in the real estate sector may be exposed to the risks associated with the ownership of real estate which include, among other factors, changes in general U.S., global and local economic conditions, declines in real estate values, changes in the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, tax rates and other operating expenses, changes in government regulations, faulty construction and the ongoing need for capital improvements, regulatory and judicial requirements including relating to liability for environmental hazards, changes in neighborhood values and buyer demand and the unavailability of construction financing or mortgage loans at rates acceptable to developers. The performance of a REIT may also be adversely impacted by other factors (discussed above).

Real estate management and development companies often are dependent upon specialized management skills, have limited diversification and are subject to risks inherent in operating and financing a limited number of projects. To the extent such companies focus their business on a particular geographic region of a country, they may also be subject to greater risks of adverse developments in that area. These companies may also be subject to heavy cash flow dependency and defaults by borrowers. Certain real estate management and development companies have a relatively small market capitalization, which may tend to increase the volatility of the market price of these securities.

Utilities Sector. General problems of utility companies include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations that may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or manmade disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. In addition, taxes, government regulation, international politics, price and supply fluctuations, volatile interest rates and energy conservation may cause difficulties for utilities. All of such issuers experience certain of these problems to varying degrees.

California. The information provided below is only a brief summary of the complex factors affecting the financial situation in California and is derived from sources that are generally available to investors and are believed to be accurate. Except where otherwise indicated, the information is based on California’s 2017-18 fiscal year running from July 1, 2017 to June 30, 2018. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various state and local agencies in California or contained in official statements for various California municipal obligations.

Economic Outlook. California’s economy continued to grow, but at a slower pace, during the first nine months of the 2017-18 fiscal year. California’s unemployment rate increased to 4.3% in March 2019, which is expected to stay relatively stable through 2022 due to steady job growth and increased labor-force participation. California added 175,700 nonfarm jobs since June 30, 2018, with 10 out of 11 major industry sectors experiencing job growth. California’s personal income for the quarter ending December 2018 was 2.0% higher than in June 2018, but lower than the 2.6% increase during the same quarter in 2017.

Swings in oil prices, higher international tariffs, and increasing wages contributed to faster-than-expected inflation in 2018. Inflation in California rose 3.3% in the 2017-18 fiscal year, and the California Department of Finance projects that it will increase by 3.8% in the 2018-19 fiscal year and 3.4% in the 2019-20 fiscal year. In comparison, national inflation rose 2.3% in the 2017-18 fiscal year and is expected to increase by 2.5% in the 2018-19 fiscal year and 2.4% in the 2019-20 fiscal year.

In California’s real estate industry, the housing market showed signs of weakness as home price growth slowed consistently throughout 2018. The median home price in March 2019 was $565,880, a 6.1% decrease from June 2018. Additionally, single-family home sales for March 2019 totaled 397,210, a decrease of 6.3% from March 2018. California’s housing market is expected to continue slowing as a result of tighter mortgage lending, higher interest rates, and increased tariffs that could increase the cost of building homes.

Net Assets. The primary government’s combined net deficit position (governmental and business-type activities) as originally reported at June 30, 2017, decreased by $49.2 billion (230.6%) to $70.6 billion a year later but increased $14.5 billion (17.1%) when adjusted for restatements. As previously mentioned, the net position at the beginning of the 2017-18 fiscal year was restated as a result of the recognition of previously unreported net OPEB liability and trial courts’ net pension liability.

The primary government’s $112.1 billion net investment in capital assets, such as land, buildings, equipment, and infrastructure (roads, bridges, and other immovable assets) comprise a significant portion of its net position. This amount of capital assets is net of any outstanding debt used to acquire those assets. California uses capital assets when providing services to citizens; consequently, these assets are not available for future spending. Although California’s investment in capital assets is reported net of related debt, the resources needed to repay this debt must come from other sources because California cannot use the capital assets to pay off the liabilities.

Another $47.1 billion of the primary government’s net position represents resources that are externally restricted as to how they may be used, such as resources pledged to debt service. The internally-imposed earmarking of resources is not presented in this publication as restricted net position. As of June 30, 2018, the primary government’s combined unrestricted net deficit position was $229.8 billion—$213.3 billion for governmental activities and $16.5 billion for business-type activities.

California General Fund. California’s main operating fund (the “California General Fund”) ended the 2017-18 fiscal year with assets of $39.2 billion; liabilities and deferred inflows of resources of $27.0 billion; and nonspendable, restricted, and committed fund balances of $560 million, $9.8 billion, and $171 million, respectively, leaving the California General Fund with a positive unassigned fund balance of $1.6 billion. The California General Fund’s unassigned fund balance increased by $3.6 billion (186.6%) and is positive for the first time since the 2010-11 fiscal year, when California began using the current fund balance classifications for governmental funds as required by GASB Statement No. 54.

The California General Fund had an excess of revenues over expenditures of $11.4 billion ($135.6 billion in revenues and $124.2 billion in expenditures). Approximately $130.5 billion (96.2%) of the California General Fund revenue is derived from California’s largest three taxes—personal income taxes ($92.8 billion), sales and use taxes ($25.1 billion), and corporation taxes ($12.6 billion). As a result of fund classifications made to comply with generally accepted governmental accounting principles, a total of $335 million in revenue, mostly from unemployment programs, is included in the California General Fund.

During the 2017-18 fiscal year, total California General Fund revenue increased by $10.5 billion (8.4%), as a result of increases in personal income taxes of $8.6 billion (10.2%), corporation taxes of $1.5 billion (13.2%), and sales and use taxes of $170 million (0.7%). California General Fund expenditures increased by $8.0 billion (6.9%), and the largest increases were in health and human services, correctional programs, and education expenditures, which were up $3.2 billion, $2.4 billion, and $1.9 billion, respectively. The California General Fund ended the fiscal year with a fund balance of $12.2 billion, an improvement of $6.4 billion from the prior year’s ending fund balance of $5.8 billion. The California General Fund’s ending fund balance includes $9.4 billion restricted for budget stabilization if the governor of California must declare a budget emergency during an economic downturn.

Budget Outlook. California’s 2018-19 Budget Act was enacted on June 27, 2018 (the “California Budget Act”). The California Budget Act appropriated $201.4 billion, with $138.7 billion from the California General Fund, $58.5 billion from special funds, and $4.2 billion from bond funds. The California General Fund’s budgeted expenditures increased by $11.6 billion (9.2%) over the prior-year budget. The California General Fund’s revenues were projected to be $133.3 billion after a $4.4 billion transfer to the Budget Stabilization Account (BSA), California’s rainy day fund. The California General Fund’s revenue comes predominantly from taxes, with personal income taxes expected to provide 69.0% of total revenue in the 2018-19 fiscal year. California’s major taxes (personal income, sales and use, and corporation) are projected to supply approximately 97.3% of the California General Fund’s resources in the 2018-19 fiscal year. The California General Fund was initially projected to end the 2018-19 fiscal year with $15.9 billion in total reserves—$13.7 billion in the BSA, $2.0 billion in the California General Fund’s Special Fund for Economic Uncertainties (SFEU), and $200 million in the new Safety Net Reserve (SNR). In addition to the required minimum annual transfer to the BSA, Proposition 2 requires the California General Fund to make an equivalent minimum annual amount of debt reduction payments; the 2018-19 spending plan included $1.7 billion of debt reduction expenditures.

The spending plan for 2018-19 increased total California expenditures by $13.0 billion over the 2017-18 level, primarily in education, transportation, and health and human services. In order to meet the Proposition 98 guaranteed minimum funding level for K-12 schools and community colleges, California General Fund spending increased by $1.5 billion in education. This included a $760 million increase for universities and an increase of $655 million for childcare and preschool programs.

The Budget included a $4.7 billion increase in transportation spending due, in large part, to the increase in fuel excise taxes and vehicle charges attributed to Senate Bill 1 in its first full year of implementation. The funds will be used to maintain and repair transportation infrastructure and complete transit-related projects. For the 2018-19 fiscal year, the California General Fund’s spending for health programs increased by $2.9 billion, primarily due to significant growth in projected spending on Medi-Cal, including a shift in costs to the California General Fund from other state and federal fund sources.

Actual California General Fund cash receipts through April 30, 2019, were $4.0 billion (3.5%) greater than the Governor’s Budget estimates for the first 10 months of 2018-19 fiscal year, and disbursements were $1.1 billion (0.9%) greater than estimated. As a result, the California General Fund’s need for temporary borrowing was $2.9 billion less than projected, resulting in a balance, as of April 30, 2019, of $2.6 billion in outstanding loans comprised entirely of internal borrowing from other funds.

The revised 2019-20 Governor’s Budget (released in May 2019) provided updated estimates of 2018-19 fiscal year California General Fund revenues, expenditures, and reserves. The revised estimates project California General Fund revenue of $138.0 billion, expenditures of $143.2 billion, and total year-end reserves of $20.1 billion—$14.4 billion in the BSA, $4.8 billion in the SFEU, and $900 million in the SNR—which is $4.2 billion more than projected in June 2018 for the enacted budget.

Capital Assets. As of June 30, 2018, California’s investment in capital assets for its governmental and business-type activities amounted to $144.6 billion (net of accumulated depreciation/amortization). California’s capital assets include land, state highway infrastructure, collections, buildings and other depreciable property, intangible assets, and construction/development in progress. The buildings and other depreciable property account includes buildings, improvements other than buildings, equipment, certain infrastructure assets, certain books, and other capitalized and depreciable property. Intangible assets include computer software, land use rights, patents, copyrights, and trademarks. Infrastructure assets are items that normally are immovable, such as roads and bridges, and can be preserved for a greater number of years than can most capital assets.

As of June 30, 2018, California’s capital assets increased $4.0 billion, or 2.8% over the prior fiscal year. The majority of the increase occurred in state highway infrastructure and buildings and other depreciable property.

Debt Administration. At June 30, 2018, California had total bonded debt outstanding of $111.0 billion. Of this amount, $80.3 billion (72.4%) represents general obligation bonds, which are backed by the full faith and credit of California. The current portion of general obligation bonds outstanding is $3.6 billion and the long-term portion is $76.7 billion. The remaining $30.7 billion (27.6%) of bonded debt outstanding represents revenue bonds, which are secured solely by specified revenue sources. The current portion of revenue bonds outstanding is $2.0 billion and the long-term portion is $28.7 billion.

During the fiscal year, California issued a total of $8.6 billion in new general obligation bonds to fund various capital projects and other voter-approved costs related to K-12 schools and higher education facilities, transportation improvements and high-speed rail, water quality and environmental protection, and other public purposes.

Budgetary Control. California’s annual budget is primarily prepared on a modified accrual basis for governmental funds. The California Governor recommends a budget for approval by the California Legislature each year. This recommended budget includes estimated revenues, but revenues are not included in the annual budget bill adopted by the California Legislature. Under state law, California cannot adopt a spending plan that exceeds estimated revenues.

Under the California Constitution, money may be drawn from the treasury only through a legal appropriation. The appropriations contained in the California Budget Act, as approved by the California Legislature and signed by the California Governor, are the primary sources of annual expenditure authorizations and establish the legal level of control for the annual operating budget. The budget can be amended throughout the year by special legislative action, budget revisions by the California Department of Finance, or executive orders of the California Governor. Amendments to the original budget for the fiscal year ended June 30, 2018, increased spending authority for the budgetary/ legal basis-reported California General Fund, Transportation Funds, and the Environmental and Natural Resources Funds.

Appropriations are generally available for expenditure or encumbrance either in the year appropriated or for a period of three years if the legislation does not specify a period of availability. At the end of the availability period, the encumbering authority for the unencumbered balance lapses. Some appropriations continue indefinitely, while others are available until fully spent. Generally, encumbrances must be liquidated within two years from the end of the period in which the appropriation is available. If the encumbrances are not liquidated within this additional two-year period, the spending authority for these encumbrances lapses.

Risk Management. The primary government has elected, with a few exceptions, to be self-insured against loss or liability. The primary government generally does not maintain reserves. Losses are covered by appropriations from each fund responsible for payment in the year in which the payment occurs. California is permissively self- insured and, barring any extraordinary catastrophic event, the potential amount of loss faced by California is not considered material in relation to the primary government’s financial position. Generally, the exceptions are when a bond resolution or a contract requires the primary government to purchase commercial insurance for coverage against property loss or liability. There have been no significant reductions in insurance coverage from the prior year. In addition, no insurance settlement in the last three years has exceeded insurance coverage. All claim payments are on a “pay-as-you-go” basis, with workers’ compensation benefits for self-insured agencies initially being paid by the State Compensation Insurance Fund.

The discounted liability for unpaid self-insurance claims of the primary government is estimated to be $4.3 billion as of June 30, 2018. This estimate is primarily based on actuarial reviews of California’s workers’ compensation program and includes indemnity payments to claimants, as well as all other costs of providing workers’ compensation benefits, such as medical care and rehabilitation. The estimate also includes the liability for unpaid services fees, industrial disability leave benefits, and incurred-but-not-reported amounts. The estimated total liability of approximately $6.0 billion is discounted to $4.3 billion using a 3.5% interest rate. Of the total discounted liability, $429 million is a current liability, of which $296 million is included in the California General Fund, $130 million in the special revenue funds, and $3 million in the internal service funds. The remaining $3.9 billion is reported as other noncurrent liabilities in the government-wide Statement of Net Position. The University of California, a discretely presented component unit, is self-insured or insured through a wholly-owned captive insurance company.

Ratings. As of December 19, 2019, all outstanding general obligation bonds of the state of California were rated “AA-” by S&P Global Ratings, a division of S&P Global, Inc., and “Aa2” by Moody’s Investors Service, Inc. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

Local Issuances. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the state of California, and there is no obligation on the part of the state to make payment on such local obligations in the event of default.

The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of California bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

New Jersey. The information provided below is only a brief summary of the complex factors affecting the financial situation in New Jersey and is derived from sources that are generally available to investors and are believed to be accurate. Except where otherwise indicated, the information is based on New Jersey’s 2017-18 fiscal year running from July 1, 2017 to June 30, 2018. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various state and local agencies in New Jersey or contained in official statements for various New Jersey municipal obligations.

Economic Outlook. New Jersey’s labor market expanded for an eighth consecutive year. Total nonfarm payroll employment increased by 39,400 jobs in 2018 for an average monthly gain of 3,300 jobs. Job growth for the 2017-18 fiscal year was led by the services sector with leisure and hospitality services gaining 12,700 jobs; followed by the education and health services sector, up 11,900 jobs; and the trade, transportation, and utilities sector, which gained 4,900 jobs. Both the construction and manufacturing sectors performed well, gaining 4,200 jobs and 3,200 jobs, respectively.

New Jersey’s unemployment rate fell to 3.9% in December of 2017, matching the national unemployment rate. New Jersey’s unemployment rate declined by 0.8% over the course of 2018. New Jersey’s labor force participation rate has been fairly stable the last several months at 62.4 percent.

New Jersey’s housing market had a down year in 2018 with total existing home sales 0.6% lower than a year ago While sales of single-family homes were roughly even with a year ago, sales of townhomes and condos were 1.0% lower than the prior year. Residential construction fared slightly better. Permits to build single-family homes in 2018 were 4.6% higher than a year ago. However, the number of permits to build apartment building units was 9.0% lower for a year-over-year decline of 4.3% in the total number of residential construction permits.

New Jersey’s economy continued to expand in 2018. Real Gross Domestic Product (GDP) for New Jersey grew at a 3.3% annual rate in the third quarter of 2018, the third consecutive quarter that the annualized growth rate was 3.3% or better. Aggregate personal income, which is a broad measure of income that not only includes wage income but asset and transfer income as well, grew 3.6% in 2018.

The national economic expansion also continued in 2018. Real GDP grew 2.9% in 2018 and the labor market added 2.7 million jobs. Existing home sales declined by 3.4% for the year because the housing market was negatively affected by low inventory levels and appreciating prices. Consumer prices grew 2.4% in 2018 according to the Consumer Price Index with core prices, which excludes food and energy goods, growing 2.1%.

Revenues and Expenditures. During the 2017-18 fiscal year New Jersey’s revenues, including transfers, totaled $62.5 billion, which was an increase of $2.2 billion versus the prior fiscal year after restatements. This increase is primarily attributable to higher Gross Income Tax collections, charges for services, and miscellaneous revenue (asset sales and legal settlements). General taxes totaled $32.7 billion and accounted for 52.3% of total New Jersey revenues for the 2017-18 fiscal year. New Jersey’s gross income tax totaled $15.0 billion, the sales and use tax totaled $9.7 billion, and the corporation business tax totaled $2.3 billion. New Jersey’s three major taxes comprised 82.7% of the total general taxes that were collected during the 2017-18 fiscal year. General taxes increased by $1.1 billion as compared to the 2016-17 fiscal year.

New Jersey’s 2017-18 fiscal year expenses totaled $69.6 billion, a decrease of $2.1 billion after restatements in comparison to the prior fiscal year. New Jersey’s spending decreased by $3.7 billion in government direction, management, and control mainly due to decreases in pension and total other postemployment benefits expenses resulting from changes in assumptions. Partially offsetting this spending decrease, were spending increases in New Jersey’s lottery fund ($1.1 billion), and interest expenses ($234.9 million).

New Jersey General Fund. New Jersey’s chief operating fund (the “New Jersey General Fund”) is the fund into which all State revenues, not otherwise restricted by statute, are deposited. The New Jersey General Fund’s ending fund balance totaled $5.6 billion, of which $990.6 million represented unassigned fund balance.

On a budgetary basis, general revenues of $35.4 billion were $3.6 billion lower than the final budget. The negative variance was the result of unearned grant revenues (both federal and other) of $1.9 billion, a decline of $615.0 million in other revenues, lower services and assessments of $573.6 million, and a decline in taxes of $439.4 million. Federal and other grant revenues are not earned unless there has been a grant award and eligible grant expenses incurred. To the extent that federal and grant appropriations are made in anticipation of grant awards and the incurrence of grant expenditures, grant revenues are budgeted.

Total expenditures were $4.6 billion lower than original appropriations as set forth in the annual Appropriations Act plus supplemental appropriations enacted during the 2017-18 fiscal year. A major cause for under-spending resulted from the overestimate of federal funds. This practice allows New Jersey to receive the maximum federal dollars that become available. During the 2017-18 fiscal year, New Jersey’s appropriation of federal funds and other grants exceeded expenditures by $1.9 billion, which is available for use in future years. From a 2017-18 fiscal year program perspective, the following areas under-spent: physical and mental health ($1.8 billion); transportation programs ($789.7 million); community development and environmental management ($732.5 million); economic planning, development, and security ($603.2 million); government direction, management, and control ($469.0 million); public safety and criminal justice ($363.7 million); special government services (59.5 million); and offset by over-spending in educational, cultural, and intellectual development ($148.0 million).

Net Assets. The primary government’s assets and deferred outflows of resources totaled $72.7 billion, representing a decrease of $3.2 billion from the prior fiscal year after restatements (that resulted in a $58.5 billion decrease in net position). Restatements were made to increase capital assets; decrease other assets; increase current liabilities; and the implementation of GASB Statement No. 75, Accounting and Financial Reporting for Postemployment Benefits Other Than Pensions. As of June 30, 2018, liabilities and deferred inflows of resources exceeded assets and deferred outflows of resources by $198.1 billion. New Jersey’s unrestricted net position, which represents net assets that have no statutory commitments and are available for discretionary use, totaled a negative $214.1 billion. The negative balance is primarily a result of New Jersey implementing, in the 2014-15 fiscal year, GASB Statement No. 68 and New Jersey’s recognition of other postemployment benefits under GASB Statement No. 45, Accounting and Financial Reporting by Employers for Postemployment Benefits Other than Pensions. Financing activities contributing to New Jersey’s negative unrestricted net position include: liabilities from pension obligation bonds, the funding of a portion of local elementary and high school construction and the securitization of a major portion of annual tobacco master settlement agreement receipts with no corresponding assets.

Changes in Net Assets. New Jersey’s 2017-18 fiscal year net position decreased by $7.0 billion. Approximately 52.3% of New Jersey’s total revenues came from general taxes, while 28.2% came from operating grants. Charges for services amounted to 17.6% of total revenues, while other items such as capital grants and miscellaneous revenues accounted for the remainder. New Jersey’s expenses cover a range of services. The largest expense was for educational, cultural, and intellectual development (25.5%), which includes approximately $359.4 million disbursed by the New Jersey Schools Development Authority (a blended component unit) to help finance school facilities construction; physical and mental health (21.9%); and government direction, management, and control (21.9%). Other major expenditures focused on economic planning, development, and security; New Jersey Lottery Fund; and public safety and criminal justice. During the 2017-18 fiscal year, governmental activities expenses exceeded program revenues. This imbalance was mainly funded through $33.8 billion of general revenues (mostly taxes). The remaining $7.4 billion resulted in a decrease in net position. Offsetting the governmental net position decrease, Business-type Activities reflected a net position increase of $348.9 million primarily because the Unemployment Compensation Fund’s available resources exceeded the need to pay claims.

Debt Administration. As of June 30, 2018, New Jersey’s outstanding long-term obligations for governmental activities totaled $239.0 billion, a $22.9 billion decrease over the prior fiscal years after restatements (a $22.1 billion decrease in the net pension liability and total other postemployment benefits liability, a decrease of $1.0 billion in bonded debt and a $0.2 billion increase in other non-bonded debt). Long-term bonded obligations totaled $45.1 billion, while other long-term obligations totaled $139.9 billion. In addition, New Jersey has $15.0 billion of legislatively authorized bonding capacity that has not yet been issued. As of June 30, 2018, the legislatively authorized but unissued debt decreased by $0.2 billion from the prior fiscal year.

Ratings. As of December 19, 2019, all outstanding general obligation bonds of the State of New Jersey were rated “BBB+” by S&P Global Ratings a division of S&P Global, Inc. and “A3” by Moody’s Investors Service, Inc. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

Local Issuances. It should be noted that the creditworthiness of obligations issued by local New Jersey issuers may be unrelated to the creditworthiness of obligations issued by the State of New Jersey, and there is no obligation on the part of the state to make payment on such local obligations in the event of default.

The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

New York. The information provided below is only a brief summary of the complex factors affecting the financial situation in New York and is derived from sources that are generally available to investors and are believed to be accurate. Except where otherwise indicated, the information is based on New York’s 2018-2019 fiscal year running from April 1, 2018 to March 31, 2019. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various state and local agencies in New York or contained in official statements for various New York municipal obligations.

Economic Condition and Outlook. With the national economy in its second longest expansion in recorded history, overall economic activity, employment and wages all continued to increase in New York State in 2018. At both the national (2.9%) and state levels (2.1%), growth in overall economic activity accelerated in 2018.

While national job growth accelerated slightly in 2018, employment in New York decelerated modestly with an increase of 1.1% after 1.2% in the previous year. New York added nearly 110,000 jobs and total employment grew to over 9.6 million.

Along with the increased number of jobs, the labor force in New York expanded in 2018, adding over 13,000 workers. Additionally, the unemployment rate decreased to 4.1%, which is the lowest since 1976.

Total wages paid to all employees increased at a slightly slower rate in New York (4.9%) than nationally (5.0%) in 2018. Gains in the average annual wage at the national level (increase of 3.4%) were also somewhat stronger than those in New York (increase of 3.1%).

General Government Results. An operating deficit of $1.3 billion is reported in the state’s general fund (“New York General Fund”) for the 2018-19 fiscal year. As a result, the New York General Fund now has an accumulated fund balance of $3.4 billion. New York completed its 2018-19 fiscal year with a combined governmental funds operating surplus of $97 million as compared to a combined governmental funds operating surplus in the preceding fiscal year of $2.5 billion. The combined operating surplus of $97 million for the fiscal year ended March 31, 2019 included an operating deficit in the New York General Fund of $1.3 billion, an operating deficit in the “Federal Special Revenue Fund” of $4 million, an operating surplus in the “General Debt Service Fund” of $458 million and an operating surplus in “Other Governmental Funds” of $934 million.

New York’s financial position as shown in its governmental funds balance sheet as of March 31, 2019 includes a fund balance of $13.9 billion comprised of $48.6 billion of assets less liabilities of $32.7 billion and deferred inflows of resources of $2 billion. The governmental funds fund balance includes a $3.4 billion accumulated New York General Fund balance.

Overall Financial Position. For the 2018-19 fiscal year, New York reported a net position deficit of $12.5 billion, comprising $72.6 billion in net investment in capital assets, and $9.7 billion in restricted net position, offset by an unrestricted net position deficit of $94.8 billion.

The beginning net position was restated and decreased by $31.9 billion, from $28.6 net position to $3.3 billion net position deficit, as a result of recognizing total other post-employment benefit liabilities associated with the implementation of GASBS 75, Accounting and Financial Reporting for Postemployment Benefits Other Than Pensions. This implementation required the primary government to recognize total other post-employment benefit liabilities of $65 billion ($51 billion of which is for governmental activities and $14 billion for business-type activities). In governmental activities, the total other post-employment benefit liabilities equate to about 63.4% of the $80 billion unrestricted net position deficit.

Net position reported for governmental activities decreased by $807 million to a $4.1 billion net position deficit. Unrestricted net position for governmental activities—the part of net position that can be used to finance day-to-day operations without constraints established by debt covenants, enabling legislation, or other legal requirements—had a deficit of $80 billion at March 31, 2019.

The net position deficit in unrestricted governmental activities, which increased by $2.9 billion (3.7%) in 2019, exists primarily because New York has issued debt for purposes not resulting in a capital asset related to New York governmental activities and because of the obligation related to other postemployment benefits ($51 billion). Such outstanding debt included: eliminating the need for seasonal borrowing by the New York Local Government Assistance Corporation ($1.2 billion); and borrowing for local highway and bridge projects ($4.4 billion), local mass transit projects ($2.1 billion), and a wide variety of grants and other expenditures not resulting in New York capital assets ($14.3 billion). This deficit in unrestricted net position of governmental activities can be expected to continue for as long as New York continues to have obligations outstanding for purposes other than the acquisition of New York governmental capital assets.

The net position deficit in business-type activities decreased by $155 million (1.8%) to $8.3 billion in the 2018-2019 fiscal year as compared to $8.5 billion in the prior fiscal year, as restated. The improvement in net position deficit for business-type activities was due to employer contributions and other revenue exceeding unemployment benefit payments for the “Unemployment Insurance Fund” ($323 million) and lottery net income exceeding education aid transfers ($62 million). This was partially offset by City University of New York Senior Colleges’ expenses exceeding revenues and New York support ($155 million) and State University of New York expenses exceeding revenues and New York support ($75 million).

New York General Fund Budgetary Highlights. Total New York General Fund receipts for the year (including transfers from other funds) were $70.5 billion, $2.1 billion below the New York official financial plan estimate, which uses the cash basis of accounting and is adopted following the enactment of New York’s annual budget (the “initial Financial Plan.”). The primary factors contributing to lower than projected total receipts were: (i) $1.1 billion in lower personal income tax receipts due to a combination of lower December 2018 and January 2019 estimated payments; and (ii) approximately $2.4 billion in reduced transfers from the “Revenue Bond Tax Fund,” mainly due to the prepayment in fiscal year 2019 of debt service on personal income tax bonds due in the fiscal year 2020 (prepayments reduce the amount of personal income tax receipts available to the new York General Fund in the year in which they are made, and increase the amount in the year in which they were originally due).

Business tax receipts were approximately $125 million below initial projections due to the timing of audit receipts, insurance tax payments and refunds. Miscellaneous receipts were almost $1.5 billion higher than the initial projections mainly due to the receipt of unplanned extraordinary monetary settlements and higher than expected fines, fees, reimbursements and investment income.

Total New York General Fund disbursements for the 2018-19 fiscal year (including transfers to other funds) were $3.8 billion below the initial Financial Plan estimate at approximately $72.8 billion. Lower than projected disbursements were due in large part to the cautious calculation of New York General Fund local assistance and agency operations expenses and lower than anticipated transfers to support capital projects spending due to a large amount of bond reimbursements used to reimburse the New York General Fund for prior-year capital advances and slower than expected spending supported by extraordinary monetary settlements.

In the initial Financial plan, the Division of Budget projected that the New York General Fund disbursements would exceed receipts by $3.9 billion. The difference was expected to be funded with the use of $1.9 billion carried forward from 2017-18 that the Division of Budget attributed to the acceleration of tax payments in response to the Federal Limit of State and Local Taxes deductibility, which became effective January 1, 2018. In addition, “Extraordinary

Monetary Settlements” on hand in the New York General Fund were used as planned to support spending from the “Dedicated Infrastructure Investment Fund” and other funds for authorized purposes. Actual New York General Fund disbursements exceeded receipts by $2.2 billion, or $1.7 billion more favorable than anticipated in the initial Financial Plan.

The operating results for the 2018-19 fiscal year were affected by the deferral of the final cycle payment to Medicaid Managed Care Organizations, as well as other payments, from March 27, 2019, until April 1, 2019 (and from fiscal year 2018-19 to fiscal year 2019-20). The fiscal year 2018-19 deferral had a New York-share value of a $1.7 billion. Absent the deferral, Medicaid spending under the “Global Cap” would have exceeded the statutorily indexed rate in the 2018-19 fiscal year. This higher spending in the 2018-19 fiscal year appears to reflect growth in managed care enrollment and costs above projections, as well as certain savings actions and offsets that were not processed by year-end.

The New York General Fund ended the 2018-19 fiscal year with a closing cash fund balance of $7.2 billion, which was $1.7 billion higher than the initial plan. The higher balance is attributable to a higher extraordinary monetary settlement balance mainly due to unplanned payments received ($1 billion) and the reserve of resources for the timing of payments ($206 million for retroactive labor agreements and $202 million for a business tax refund), as well as a deposit to the “Rainy Day Fund” ($250 million). The closing balance is comprised of approximately $2.1 billion in New York’s “Rainy Day Reserve Funds” ($1.3 billion in the “Tax Stabilization Reserve Account” and $790 million in the “Rainy Day Reserve Fund”), $35 million in the “Community Projects Fund,” $21 million in the “Contingency Reserve Fund,” and $5.1 billion in the “Refund Reserve Account.”

Capital Assets. As of the 2018-2019 fiscal year end, New York has $107.9 billion invested in a broad range of capital assets including, equipment, buildings, construction in progress, land preparation, and infrastructure, which primarily includes roads and bridges. This amount represents a net increase (including additions and deductions) of $1.6 billion over the prior fiscal year.

Debt Administration. New York has obtained long-term financing in the form of voter-approved General Obligation debt (voter-approved debt) and other obligations that are authorized by legislation but not approved by the voters (non-voter-approved debt), including lease-purchase and contractual obligations where New York’s legal obligation to make payments is subject to and paid from annual appropriations made by the New York Legislature or from assignment of revenue in the case of Tobacco Settlement Revenue Bonds. Equipment capital leases and mortgage loan commitments (which represent $525 million as of March 31, 2019) do not require legislative or voter approval. Other obligations include certain bonds issued through New York public authorities and certificates of participation. New York administers its long-term financing needs as a single portfolio of New York-supported debt that includes general obligation bonds and other obligations of both its governmental activities and business-type activities. Most of the debt reported under business-type activities, all of which was issued for capital assets used in those activities, is supported by payments from resources generated by New York’s governmental activities—thus it is not expected to be directly repaid from resources generated by business-type activities. New York finance law allows the bonded portion of this single combined debt portfolio, which includes debt reported in both governmental and business-type activities, to include debt instruments which result in a net variable rate exposure in an amount that does not exceed 15% of the total outstanding New York-supported debt. As of March 31, 2019, New York had $97 million in state-supported net variable rate bonds outstanding and $1.4 billion in interest rate exchange agreements, in which New York issues variable rate bonds and enters into a swap agreement that effectively converts the rate to a fixed rate.

As of March 31, 2019, variable rate bonds, net of those subject to the fixed rate swaps, were equal to 0.2% of the New York state-supported debt portfolio. Variable rate bonds that were converted to a synthetic fixed rate through swap agreements of $1.4 billion were equal to 2.6% of the total New York state-supported debt portfolio.

As of March 31, 2019, New York had $59.6 billion in bonds, notes, and other financing agreements outstanding compared to $56.3 billion in the prior year, an increase of $3.4 billion.

During 2018-19 fiscal year, New York issued $8.4 billion in bonds, of which $1.5 billion was for refunding and $6.9 billion was for new borrowing.

New York’s Constitution, with exceptions for emergencies, limits the amount of general obligation bonds that can be issued to that amount approved by the voters for a single work or purpose in a general election. Currently, New York has $2.5 billion in authorized but unissued bond capacity that can be used to issue bonds for specifically approved purposes. New York may issue short-term debt without voter approval in anticipation of the receipt of taxes and revenues or proceeds from duly authorized but not issued general obligation bonds.

The New York finance law, through the New York State Debt Reform Act of 2000 (the “New York Debt Reform Act”), also imposes phased-in caps on the issuance of the new New York-supported debt and related debt service costs. The New York Debt Reform Act also limits the use of debt to capital works and purposes, and establishes a maximum term length for repayment of 30 years. The New York Debt Reform Act applies to all New York-supported debt. The New York Debt Reform Act does not apply to debt issued prior to April 1, 2000 or to other obligations issued by public authorities where New York is not the direct obligor.

Litigation. The State of New York is a defendant in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, claims asserted against the State of New York arising from alleged torts, alleged breaches of contracts, condemnation proceedings and other alleged violations of state and federal laws.

Included in New York’s outstanding litigation are a number of cases challenging the legality or the adequacy of a variety of significant social welfare programs, primarily involving New York’s Medicaid and mental health programs. Adverse judgments in these matters generally could result in injunctive relief coupled with prospective changes in patient care that could require substantial increased financing of the litigated programs in the future.

With respect to pending and threatened litigation, New York has reported $820 million in the primary government, $64 million is related to governmental activities and $755 million pertains to State University of New York. State University of New York reported $741 million as of December 31, 2018 for awarded claims, anticipated unfavorable judgments, and incurred but not reported loss estimates related to medical malpractice claims and the remaining $15 million is due to a timing difference for the fiscal year end between New York and State University of New York. In addition, New York is a party to other claims and litigation that its legal counsel has advised may result in possible adverse court decisions with estimated potential losses of approximately $196 million.

Ratings. As of December 19, 2019, all outstanding general obligation bonds of the State of New York were rated “AA+” by S&P Global Ratings a division of S&P Global, Inc., and “Aa1” by Moody’s Investors Service, Inc. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

Local Issuances. It should be noted that the creditworthiness of obligations issued by local New York issuers may be unrelated to the creditworthiness of obligations issued by the State of New York, and there is no obligation on the part of the state to make payment on such local obligations in the event of default.

The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

Administration of the Trust

Distributions to Unitholders by Regulated Investment Companies Making Semiannual/Quarterly Distributions or Grantor Trusts. The discussion in this section applies to all trusts other than trusts that are “regulated investment companies” for tax purposes that have monthly distribution dates. Income received by a trust is credited by the trustee to the Income Account for the trust. All other receipts are credited by the trustee to a separate Capital Account for the trust. The trustee will normally distribute any income received by a trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. A trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a RIC for federal tax purposes. Unitholders will receive an amount substantially equal to their pro rata share of the available balance of the Income Account of the related trust. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends and other income distributions received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed on each distribution date or shortly thereafter to unitholders of record on the preceding record date, provided that the trustee is not required to make a distribution from the Capital Account unless the amount available for distribution is at least $1.00 per 100 units. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. Notwithstanding the foregoing, if a trust is designed to be a grantor trust for tax purposes, the trustee is not required to make a distribution from the Income Account or the Capital Account unless the total cash held for distribution equals at least 0.1% of the trust’s net asset value as determined under the trust agreement, provided that the trustee is required to distribute the balance of the Income Account and Capital Account on the distribution date occurring in December of each year. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

The distribution to the unitholders of a trust as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to the unitholders’ pro rata share of the available balance of the Income Account of the trust after deducting estimated expenses. Because dividends and other income distributions are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate.

Distributions to Unitholders by Regulated Investment Companies Making Monthly Distributions. The discussion in this section applies if your trust is a RIC that has monthly distribution dates. Income received by a trust is credited by the trustee to the Income Account for the trust. All other receipts are credited by the trustee to a separate Capital Account for the trust. The trustee will normally distribute income received by a trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. The trust generally pays distributions from its Income Account (pro-rated on an annual basis) along with any excess balance from the Capital Account on each monthly distribution date to unitholders of record on the preceding record date as described in greater detail below. All distributions will be net of applicable expenses. The amount of your distributions will vary from time to time as companies change their dividends and other income distributions or trust expenses change. The trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a RIC for federal tax purposes. Excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall not be required to make a distribution from the Capital Account unless the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter. When the trust receives dividends and other income distributions from a portfolio security, the trustee credits the dividends and other income distributions to the trust’s accounts. In an effort to make relatively regular income distributions, the trust’s distribution from the Income Account on each distribution date to each unitholder is equal to such unitholder’s pro rata share of the cash balance in the Income Account calculated on the basis of a fraction (the numerator of which is one and the denominator of which is the total number of distribution dates per year) of the estimated annual income to the trust for the ensuing twelve months computed as of the close of business on the record date immediately preceding such distribution after deduction of (1) the fees and expenses then deductible pursuant to the trust agreement and (2) the trustee’s estimate of other expenses properly chargeable to the Income Account pursuant to the trust agreement which have accrued as of such record date or are otherwise properly attributable to the period to which such distribution relates. Because the trust does not receive dividends and other income distributions from the portfolio securities at a constant rate throughout the year, the trust’s income distributions to unitholders may be more or less than the amount credited to the trust accounts as of the record date. In the event that the amount on deposit in the Income Account is not sufficient for the payment of the amount intended to be distributed to unitholders on the basis of the computation described above, the trustee is authorized to advance its own funds and cause to be deposited in and credited to the Income Account such amounts as may be required to permit payment of the related distribution to be made as described above. In such an event, the trustee shall be entitled to be reimbursed, without interest, out of income payments received by the trust subsequent to the date of such advance. Any such advance shall be reflected in the Income Account until repaid.

General. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business the selling broker-dealer provides such notice.

The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of the trust amounts necessary to pay the expenses of the trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of the related trust’s assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

Statements to Unitholders. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

The accounts of a trust are required to be audited annually, at the related trust’s expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit is not required. The accountants’ report for any audit will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the last business day of each calendar year, the trustee shall furnish to each person who at any time during such calendar year was a unitholder of a trust a statement, covering such calendar year, setting forth for such trust:

(A)       As to the Income Account:

(1)	the amount of income received on the securities (including income received as a portion of the proceeds of any disposition of securities);
(2)	the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any, and for redemptions;
(3)	the deductions, if any, from the Income Account for payment into the Reserve Account;
(4)	the deductions for applicable taxes and fees and expenses of the trustee, the sponsor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;
(5)	the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any;
(6)	the deductions for payment of the sponsor’s expenses of maintaining the registration of the trust units, if any;
(7)	the aggregate distributions to unitholders; and
(8)	the balance remaining after such deductions and distributions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;

(B)       As to the Capital Account:

(1)	the net proceeds received due to sale, maturity, redemption, liquidation or disposition of any of the securities, excluding any portion thereof credited to the Income Account;
(2)	the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any, and for redemptions;
(3)	the deductions, if any, from the Capital Account for payments into the Reserve Account;

(4)	the deductions for payment of applicable taxes and fees and expenses of the trustee, the sponsor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;
(5)	the deductions for payment of the sponsor’s expenses of organizing the trust;
(6)	the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;
(7)	the deductions for payment of deferred sales charge and creation and development fee, if any;
(8)	the deductions for payment of the sponsor’s expenses of maintaining the registration of the trust units, if any;
(9)	the aggregate distributions to unitholders; and
(10)	the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

(C)       The following information:

(1)	a list of the securities held as of the last business day of such calendar year and a list which identifies all securities sold or other securities acquired during such calendar year, if any;
(2)	the number of units outstanding on the last business day of such calendar year;
(3)	the unit value based on the last trust evaluation of such trust made during such calendar year; and
(4)	the amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for such distributions.

Rights of Unitholders. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of the trust, nor otherwise affect the rights, obligations and liabilities of the parties to the applicable trust agreement. By purchasing units of a trust, each unitholder expressly waives any right he may have under any rule of law, or the provisions of any statute, or otherwise, to require the trustee at any time to account, in any manner other than as expressly provided in the applicable trust agreement, in respect of the portfolio securities or moneys from time to time received, held and applied by the trustee under the trust agreement. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the related trust agreement or termination of the trust.

Amendment. Each trust agreement may be amended from time to time by the sponsor and trustee or their respective successors, without the consent of any of the unitholders, (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision contained in the trust agreement, (ii) to change any provision required by the SEC or any successor governmental agency, (iii) to make such other provision in regard to matters or questions arising under the trust agreement as shall not materially adversely affect the interests of the unitholders or (iv) to make such amendments as may be necessary (a) for a trust to continue to qualify as a RIC for federal income tax purposes if the trust has elected to be taxed as such under the United States Internal Revenue Code of 1986, as amended, or (b) to prevent a trust from being deemed an association taxable as a corporation for federal income tax purposes if the trust has not elected to be taxed as a RIC under the United States Internal Revenue Code of 1986, as amended. A trust agreement may not be amended, however, without the consent of all unitholders of the related trust then outstanding, so as (1) to permit, except in accordance with the terms and conditions thereof, the acquisition thereunder of any securities other than those specified in the schedules to the trust agreement or (2) to reduce the percentage of units the holders of which are required to consent to certain of such amendments. A trust agreement may not be amended so as to reduce the interest in the trust represented by units without the consent of all affected unitholders.

Except for the amendments, changes or modifications described above, neither the sponsor nor the trustee nor their respective successors may consent to any other amendment, change or modification of a trust agreement without the giving of notice and the obtaining of the approval or consent of unitholders representing at least 66 2/3% of the units then outstanding of the affected trust. No amendment may reduce the aggregate percentage of units the holders of which are required to consent to any amendment, change or modification of a trust agreement without the consent of the unitholders of all of the units then outstanding of the affected trust and in no event may any amendment be made which would (1) alter the rights to the unitholders of the trust as against each other, (2) provide the trustee with the power to engage in business or investment activities other than as specifically provided in the trust agreement, (3) adversely affect the tax status of the related trust for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or (4) unless a trust has elected to be taxed as a RIC for federal income tax purposes, result in a variation of the investment of unitholders in the trust. The trustee will notify unitholders of a trust of the substance of any such amendment to the trust agreement for such trust.

Termination. Each trust agreement provides that the related trust shall terminate upon the maturity, redemption, sale or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the trust’s mandatory termination date. If the value of a trust shall be less than 40% of the total value of securities deposited in the trust during the initial offering period, the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. A trust will be liquidated by the trustee in the event that a sufficient number of units of the trust not yet sold are tendered for redemption by the sponsor, so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If a trust is liquidated because of the redemption of unsold units by the sponsor, the sponsor will refund to each purchaser of units of the trust the entire sales charge paid by such purchaser.

Beginning nine business days prior to, but no later than, the scheduled termination date described in the prospectus for a trust, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

The sponsor will generally instruct the trustee to sell the securities as quickly as practicable during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust’s termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

Not less than thirty days prior to termination of a trust, the trustee will notify unitholders thereof of the termination and provide a form allowing qualifying unitholders to elect an in-kind distribution, if applicable. If applicable, a unitholder who owns the minimum number of units described in the prospectus may request an in-kind distribution from the trustee instead of cash. To the extent possible, the trustee will make an in-kind distribution through the distribution of each of the securities of a trust in book entry form to the account of the unitholder’s bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of the related trust and cash from the Income and Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder’s in-kind distribution to facilitate the distribution of whole shares. The sponsor may terminate the in-kind distribution option at any time upon sixty days written notice to the unitholders. Special federal income tax consequences will result if a unitholder requests an in-kind distribution.

Within a reasonable period after termination, the trustee will sell any securities remaining in a trust not segregated for in-kind distribution. After paying all expenses and charges incurred by a trust, the trustee will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

The sponsor may, but is not obligated to, offer for sale units of a subsequent series of a trust at approximately the time of the mandatory termination date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

The Trustee. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 240 Greenwich Street, 22W Floor, New York, NY 10286, (800) 848-6468. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

Under each trust agreement, the trustee or any successor trustee may resign and be discharged of the trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. If the trustee merges or is consolidated with another entity, the resulting entity shall be the successor trustee without the execution or filing of any paper instrument or further act.

The trustee or successor trustee must deliver a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. In case at any time the trustee shall not meet the requirements set forth in the trust agreement, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the trustee in an involuntary case, or the trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the trustee or for any substantial part of its property shall be appointed, or the trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the trustee’s performance as shall be established from time to time by the sponsor, or if the sponsor determines in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the trustee or (2) one or more grossly negligent acts on the part of the trustee with respect to a trust, the sponsor, upon sixty days’ prior written notice, may remove the trustee and appoint a successor trustee by written instrument, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee. Notice of such removal and appointment shall be delivered to each unitholder by the successor trustee. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

The Sponsor. The sponsor of each trust is Advisors Asset Management, Inc. The sponsor is a broker-dealer specializing in providing services to broker-dealers, registered representatives,

investment advisers and other financial professionals. The sponsor’s headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact Advisors Asset Management, Inc. at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by using the contacts listed on the back cover of the prospectus. The sponsor is a registered broker-dealer and investment adviser and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and the Securities Investor Protection Corporation (“SIPC”), and a registrant of the Municipal Securities Rulemaking Board (“MSRB”).

Under each trust agreement, the sponsor may resign and be discharged of the trust created by the trust agreement by executing an instrument in writing and filing the same with the trustee. If the sponsor merges or is consolidated with another entity, the resulting entity shall be the successor sponsor without the execution or filing of any paper instrument or further act.

If at any time the sponsor shall resign or fail to undertake or perform any of the duties which by the terms of a trust agreement are required by it to be undertaken or performed, or the sponsor shall become incapable of acting or shall be adjudged a bankrupt or insolvent, or a receiver of the sponsor or of its property shall be appointed, or any public officer shall take charge or control of the sponsor or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the SEC, (b) terminate the trust agreement and liquidate the related trust as provided therein, or (c) continue to act as trustee without appointing a successor sponsor and receive additional compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the SEC.

The Evaluator and Supervisor. Advisors Asset Management, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the sponsor and trustee in which event the sponsor or trustee may appoint a successor having qualifications and at a rate of compensation satisfactory to the sponsor or, if the appointment is made by the trustee, the trustee. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be delivered by the trustee to each unitholder.

Limitations on Liability. The sponsor, evaluator, and supervisor are liable for the performance of their obligations arising from their responsibilities under the trust agreement but will be under no liability to any trust or unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, or for depreciation or loss incurred by reason of the purchase or sale of securities, provided, however, that such parties will not be protected against any liability to which they would otherwise be subjected by reason of their own willful misfeasance, bad faith or gross negligence in the performance of their duties or its reckless disregard for their duties under the trust agreement. Each trust will indemnify, defend and hold harmless each of the sponsor, supervisor and evaluator from and against any loss, liability or expense incurred in acting in such capacity (including the cost and expenses of the defense against such loss, liability or expense) other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the applicable trust agreement. Such parties are not under any obligation to appear in, prosecute or defend any legal action which in their opinion may involve them in any expense or liability. The trustee will be indemnified by each trust and held harmless against any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with the acceptance or administration of the trust, including the costs and expenses (including counsel fees) of defending itself against any claim of liability in the premises.

The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

Expenses of the Trust. The sponsor may receive a fee from your trust for creating and developing the trust, including determining the trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The amount of this “creation and development fee” is set forth in the prospectus. For trusts in which the prospectus provides that the creation and development fee be paid at the conclusion of the initial offering period, the trustee will deduct this amount from your trust’s assets as of the close of the initial offering period. For trusts in which the prospectus provides that the creation and development fee will accrue on a daily basis after the close of the initial offering period, the fee will accrue daily from the day after the close of the initial offering period and such amounts of accrued creation and development fee will be paid to the sponsor on a monthly basis. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period. For trusts in which the prospectus provides that the creation and development fee will accrue on a daily basis after the close of the initial offering period, if you sell or redeem units after the initial offering period has closed, you will not pay any unaccrued amounts of the creation and development fee upon sale or redemption of your units.

For services performed under a trust’s trust agreement the trustee shall be paid a fee at an annual rate in the amount per unit set forth in such trust agreement. The trustee shall charge a pro-rated portion of its annual fee at the times specified in such trust agreement, which pro-rated portion shall be calculated on the basis of the largest number of units in such trust at any time during the primary offering period. After the primary offering period has terminated, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The annual trustee fee shall be prorated for any calendar year in which the trustee provides services during less than the whole of such year. The trustee may from time to time adjust its compensation as set forth in the trust agreement provided that total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled “All Services Less Rent of Shelter” or similar index, if such index should no longer be published. The consent or concurrence of any unitholder shall not be required for any such adjustment or increase. Such compensation shall be calculated and paid in installments by the trustee against the Income and Capital Accounts of each trust; provided, however, that such compensation shall be deemed to provide only for the usual, normal and proper functions undertaken as trustee pursuant to the trust agreement. The trustee shall also charge the Income and Capital Accounts of each trust for any and all expenses and disbursements incurred as provided in the trust agreement.

As compensation for portfolio supervisory services in its capacity as supervisor, evaluation services in its capacity as evaluator and for providing bookkeeping and other administrative services of a character described in Section 26(a)(2)(C) of the Investment Company Act, the sponsor shall be paid an annual fee in the amount per unit set forth in the trust agreement for a trust. The sponsor shall receive a pro-rated portion of its annual fee from the trustee upon receipt of an invoice by the trustee from the sponsor, upon which, as to the cost incurred by the sponsor of providing such services the trustee may rely. Such fee shall be calculated on the basis of the largest number of units in such trust at any time during the primary offering period. After the primary offering period has terminated, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. Such annual fee shall be prorated for any calendar year in which the sponsor provides services during less than the whole of such year, but in no event shall such compensation when combined with all compensation received from a trust for providing such services in any calendar year exceed the aggregate cost to the sponsor for providing such services, in the aggregate. Such compensation may, from time to time, be adjusted provided that the total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled “All Services Less Rent of Shelter” or similar index, if such index should no longer be published. The consent or concurrence of any unitholder shall not be required for any such adjustment or increase. Such compensation shall be charged against the Income and/or Capital Accounts of a trust.

The following additional charges are or may be incurred by a trust in addition to any other fees, expenses or charges described in the prospectus: (a) fees for the trustee’s extraordinary services; (b) expenses of the trustee (including legal and auditing expenses and reimbursement of the cost of advances to the trust for payment of expenses and distributions, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part arising out of or in connection with the acceptance or administration of the trust; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or its reckless disregard of its obligations and duties under the trust agreement; (g) indemnification of the supervisor for any loss, liability or expense incurred in acting as supervisor of the trust other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the trust agreement; (h) indemnification of the evaluator for any loss, liability or expense incurred in acting as evaluator of the trust other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the trust agreement; (i) expenditures incurred in contacting unitholders upon termination of the trust; and (j) license fees for the right to use trademarks and trade names, intellectual property rights or for the use of databases and research owned by third-party licensors. The sponsor is authorized to obtain from Mutual Fund Quotation Service (or similar service operated by The Nasdaq Stock Market, Inc. or its successor) a UIT ticker symbol for each trust and to contract for the dissemination of the unit prices through that service. A trust will bear any cost or expense incurred in connection with the obtaining of the ticker symbol and the dissemination of unit prices. A trust may pay the costs of updating its registration statement each year. All fees and expenses are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders.

Each trust will pay the costs of organizing the trust. These costs may include, but are not limited to, the cost of the initial preparation and typesetting of the registration statement, prospectuses (including preliminary prospectuses), the trust agreement and other documents relating to the applicable trust, SEC and state blue sky registration fees, the costs of the initial valuation of the portfolio and audit of a trust, the costs of a portfolio consultant, if any, one-time license fees, if any, the initial fees and expenses of the trustee, and legal and other out-of-pocket expenses related thereto but not including the expenses incurred in the printing of prospectuses (including preliminary prospectuses), expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses. A trust may sell securities to reimburse the sponsor for these costs at the end of the initial offering period or after six months, if earlier. The value of the units will decline when a trust pays these costs.

Portfolio Transactions and Brokerage Allocation. When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the sponsor to specify minimum amounts in which blocks of securities are to be sold. In effecting purchases and sales of a trust’s portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including the sponsor or brokers which may be affiliated with the trust, the sponsor, the trustee or dealers participating in the offering of units.

Undertakings

1.	Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission (the “Commission”) such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.
2.	Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to Rule 484 under the Securities Act, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Contents of Registration Statement

This Amendment to the Registration Statement comprises the following:

The facing sheet

The prospectus and information supplement

The signatures

The consents of evaluator, independent auditors and legal counsel

The following exhibits:

1.1	Trust Agreement.
1.1.1	Standard Terms and Conditions of Trust. Reference is made to Exhibit 1.1.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1670 (File No. 333-210025) as filed on May 6, 2016.
1.2	Certificate of Amendment of Certificate of Incorporation and Certificate of Merger of Advisors Asset Management, Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.
1.3	Bylaws of Advisors Asset Management, Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.
1.5	Form of Dealer Agreement. Reference is made to Exhibit 1.5 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 262 (File No. 333-150575) as filed of June 17, 2008.

2.2	Form of Code of Ethics. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1853 (File No. 333-221628) as filed on February 21, 2018.

3.1       Opinion and consent of counsel as to legality of securities being registered.

3.2	Opinion and consent of counsel as to the federal income and New York and California state tax status of securities being registered.

3.3       Opinion of counsel as to the Trustee and the Trusts.

4.1	Consent of initial evaluator.
4.2	Consent of independent registered public accounting firm.
6.1	Directors and Officers of Advisors Asset Management, Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1993 (File No. 333-235795) as filed on March 10, 2020.
7.1	Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1993 (File No. 333-235795) as filed on March 10, 2020.

Signatures

The Registrant, Advisors Disciplined Trust 2046, hereby identifies Matrix Unit Trust, Series 1, Series 2, Series 3, Series 4, Series 5 and Series 8; Advisor’s Disciplined Trust, Series 10, Series 11 and Series 13; Advisor’s Disciplined Trust 23 and 40; and Advisors Disciplined Trust 256, 318, 404, 459, 460, 518, 533, 544, 560, 588, 595, 610, 625, 677, 678, 699, 731, 782, 785, 803, 814, 820, 830, 834, 833, 839, 847, 854, 855, 862, 863, 867, 879, 880, 888, 891, 897, 901, 910, 911, 931, 932, 936, 938, 949, 952, 967, 980, 981, 982, 990, 1000, 1006, 1015, 1049, 1102, 1146, 1198, 1258, 1309, 1341, 1516, 1609, 1682, 1856, 1865, 1884, 1900, 1921, 1937, 1951, 1968, 1986, 2011, 2025 and 2040 for purposes of the representations required by Rule 487 and represents the following:

(1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3) that it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Advisors Disciplined Trust 2046 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita and State of Kansas on December 4, 2020.

Advisors Disciplined Trust 2046

By Advisors Asset Management, Inc., Depositor

By	/s/ ALEX R. MEITZNER
Alex R. Meitzner
Senior Vice President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on December 4, 2020 by the following persons in the capacities indicated.

SIGNATURE	TITLE

Scott I. Colyer	Director of Advisors Asset Management, Inc.	) )

Lisa A. Colyer	Director of Advisors Asset Management, Inc.	) )

James R. Costas	Director of Advisors Asset Management, Inc.	) )

Christopher T. Genovese	Director of Advisors Asset Management, Inc.	)

Randy J. Pegg	Director of Advisors Asset Management, Inc.	) )

Jack Simkin	Director of Advisors Asset Management, Inc.	) )

Bart P. Daniel	Director of Advisors Asset Management, Inc.	) )

John Galvin	Director of Advisors Asset Management, Inc.	) )

By	/s/ ALEX R. MEITZNER
Alex R. Meitzner
Attorney-in-Fact*

*An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as Exhibit 7.1.